10/26

06018304

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sino Land Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FILE NO. 82- 01868 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 11/9/06

82-01808

Sino Land Company Limited

ANNUAL REPORT 2006

6-30-06
AR/S



ONE SILVERSEA
A HOME ABOVE IT ALL

This annual report ("Annual Report") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the language different from that has been received by writing to the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

The Annual Report (in both English and Chinese versions) has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Annual Report.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will promptly upon request be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Standard Registrars Limited.



CONTENTS



CORPORATE INFORMATION

BOARD OF DIRECTORS

Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong

(# Non-executive Director)
(* Independent Non-executive Directors)

AUDIT COMMITTEE

Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

REMUNERATION COMMITTEE

Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

AUTHORIZED REPRESENTATIVES

Robert Ng Chee Siong
Raymond Tong Kwok Tung

SECRETARY

Eric Ip Sai Kwong

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

SOLICITORS

Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

SHAREHOLDERS' CALENDAR

Closure of Register of Members	13th November, 2006 to 16th November, 2006 (both dates inclusive)
Annual General Meeting	16th November, 2006
Interim Dividend	HK8.5 cents per share
Paid	17th May, 2006
Final Dividend	HK30 cents per share
Payable	14th December, 2006
Deadline for scrip dividend election forms	7th December, 2006 4:30 p.m.

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : investorrelations@sino-land.com

REGISTERED OFFICE

12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

REGISTRARS

Standard Registrars Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1333
Fax : (852) 2861 1465

LISTING INFORMATION

Stock Code	83
American Depositary Receipt	
CUSIP Number	829344308
Trading Symbol	SNOLY
ADR to Ordinary Share Ratio	1:5
Listing	Level One (OTC)
Depositary Bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 16th day of November, 2006 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2006.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "**THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

Notice of Annual General Meeting *(Continued)*

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 16th October, 2006

Notice of Annual General Meeting *(Continued)*

Notes:

(a) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

(b) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(c) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(d) The Register of Members of the Company will be closed from Monday, 13th November, 2006 to Thursday, 16th November, 2006, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 10th November, 2006.

GROUP FINANCIAL SUMMARY

	2002 *HK$* (as restated)	2003 *HK$* (as restated)	2004 *HK$* (as restated)	2005 *HK$* (as restated)	2006 *HK$*
Turnover	2,713,424,196	4,183,474,770	4,230,240,789	4,150,741,802	8,328,333,552
Profit attributable to equity holders	229,812,553	11,748,961	1,384,084,427	5,175,950,540	6,017,327,254
Basic earnings per share (cents)	5.96	0.30	34.70	119.73	139.61
Dividends per share (cents)	4.0	4.0	12.0	20.0	38.5


Basic Earnings & Dividends Per Share
HK Cents
160
140
120
100
80
60
40
20
0
Dividends per share
Basic earnings per share
4.0
5.96
4.0
0.30
12.0
34.70
20.0
119.73
38.5
139.61
2002
2003
2004
2005
2006
Year

GROUP FINANCIAL SUMMARY *(Continued)*

	2002 *HK$* (as restated)	2003 *HK$* (as restated)	2004 *HK$* (as restated)	2005 *HK$* (as restated)	2006 *HK$*
BALANCE SHEET					
Non-current assets	28,522,555,189	26,653,100,061	29,886,959,498	32,802,996,804	38,266,801,999
Current assets	12,371,756,665	13,503,354,035	15,583,639,711	18,314,128,999	28,928,424,264
Current liabilities	(5,942,584,022)	(5,607,314,069)	(7,213,187,587)	(2,599,269,207)	(7,762,970,357)
	34,951,727,832	34,549,140,027	38,257,411,622	48,517,856,596	59,432,255,906
Share capital	3,874,211,830	3,886,334,280	4,306,022,975	4,348,057,662	4,303,699,473
Reserves	20,364,950,884	18,990,383,191	25,321,777,570	30,279,048,433	35,442,153,676
Shareholders' funds	24,239,162,714	22,876,717,471	29,627,800,545	34,627,106,095	39,745,853,149
Minority interests	(70,329,625)	(127,302,064)	(95,382,337)	27,236,028	39,711,496
Non-current liabilities	10,782,894,743	11,799,724,620	8,724,993,414	13,863,514,473	19,646,691,261
	34,951,727,832	34,549,140,027	38,257,411,622	48,517,856,596	59,432,255,906
Shareholders' funds at book value per share	6.26	5.89	6.88	7.96	9.24

The information for the four years ended 30th June, 2005 have been adjusted to reflect the change in accounting policy arising from the adoption of Hong Kong Accounting Standard 1 "Presentation of Financial Statements", Hong Kong Accounting Standard 16 "Property, Plant and Equipment", Hong Kong Accounting Standard 17 "Leases", Hong Kong Accounting Standard 32 "Financial Instruments: Disclosure and Presentation", Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" and Hong Kong Financial Reporting Standard 3 "Business Combinations" as described in Note 2 to the Financial Statements.

Group Financial Summary *(Continued)*


Shareholders' Funds
(HK$ Billion)
50
45
40
35
30
25
20
15
10
5
0
24.2
22.9
29.6
34.6
39.7
2002
2003
2004
2005
2006
Year


Profit Attributable to
Equity Holders
(HK$ Million)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
229.8
11.7
1,384.1
5,176.0
6,017.3
2002
2003
2004
2005
2006
Year

Group Financial Summary *(Continued)*

Breakdown of segment result for the year ended 30th June, 2006



2.8%
0.3%
2.6%
2.7%
91.6%
Property
Investment in securities
Hotel operations
Management services and others
Financing

Breakdown of turnover for the year ended 30th June, 2006



1%
12%
5%
78%
4%
Property sales
Hotel operations
Management services and others
Rental income
Investment in securities and financing

CHAIRMAN'S STATEMENT

I am pleased to present the 2005/2006 Annual Report to shareholders.

FINAL RESULTS

For the year ended 30th June, 2006, the Group's audited consolidated net profit attributable to shareholders reached a new record high of HK$6,017 million. Excluding revaluation surplus on investment properties net of deferred tax of HK$1,289 million, the underlying net profit from operations increased significantly to HK$4,728 million, representing an increase of 91% compared with HK$2,474 million reported in the previous financial year.

The turnover of the Group increased by over 100% to HK$8,328 million compared with the previous financial year. Earnings per share for the year were 139.6 cents compared with 119.7 cents in the previous financial year.

The results for the year ended 30th June, 2006 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for accounting periods beginning on or after 1st January, 2005.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 30 cents per share in respect of the year ended 30th June, 2006 to shareholders whose names appear on the Register of Members of the Company on 16th November, 2006. Together with the interim dividend of 8.5 cents per share, the total dividend for the full year is 38.5 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 16th November, 2006; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 20th November, 2006. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 14th December, 2006.

CHAIRMAN'S STATEMENT



Chairman's Statement *(Continued)*

BUSINESS REVIEW

(1) Sales Activities

Turnover from sales for the financial year ended 30th June, 2006 was mainly derived from sales of residential units in One SilverSea, West Kowloon. At associate level, earnings from property sales were mainly derived from sales of residential units in Mount Beacon, Kowloon Tong, Hong Kong and One HoneyLake in Shenzhen.

For the financial year 2005/2006, the Group completed 4 projects described below with a total gross floor area of approximately 1.2 million square feet, of which two projects are located in Hong Kong with an aggregate attributable gross floor area of 944,012 square feet and certain phases of two projects located in mainland China with an aggregate attributable gross floor area of 299,239 square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1.	One SilverSea 18 Hoi Fai Road, West Kowloon	Residential/ Commercial	100%	843,621
2.	Mount Beacon 20 Cornwall Street, Kowloon Tong, Kowloon	Residential	33%	100,391
3.	One HoneyLake, Phase I Xiangmei Road, Futian District, Shenzhen	Residential	50%	236,808
4.	Chengdu International Community, First Phase Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	62,431
				1,243,251

Chairman's Statement *(Continued)*

BUSINESS REVIEW *(Continued)*

(1) Sales Activities *(Continued)*

Mount Beacon, a luxurious residential project located in Kowloon Tong, was launched on the market in July 2005 with over 70% of all the units sold. Sino Land has 33.3% interest in the project.

One SilverSea, a luxurious project located on the West Kowloon waterfront commanding an unobstructed panoramic view of Hong Kong Island, was launched in late September 2005. The project was well received with over 80% of the total residential units sold.

Vision City, a residential development located in the centre of Tsuen Wan and served by two railway arteries namely MTR Tsuen Wan Station and KCR Tsuen Wan West Station on the West Rail, was placed on the market in April 2006. Market response for this first phase of marketing programme was positive with over 40% of its 1,466 units sold.

In respect of the residential projects in mainland China, the Group has launched a total of three projects to market.

One HoneyLake is a joint venture in which Sino Land has a 50% interest. Located alongside the Honey Lake in the Futian area in Shenzhen, the development consists of a total of 447 units comprising semi-detached houses, terrace houses, low-rise and high-rise apartments. All the houses and low-rise apartments have been marketed in phases and the response was positive with virtually all of the units sold. In respect of sales of high-rise apartments, market response has been encouraging.

Chengdu International Community, Sichuan is a joint venture in which Sino Land has a 20% interest. Approximately 1,170 units in the development were rolled out in six batches under phase one. The project was well received by home-buyers and over 80% of the units placed on the market were sold. It is anticipated that there will be eight more phases to be launched over the next few years.

In July 2006, the Group commenced to market approximately half of the total residential units in Greenfields, a wholly-owned residential and retail project located in Guangzhou. Over 65% of the units launched have been sold.

Chairman's Statement *(Continued)*

BUSINESS REVIEW *(Continued)*

(2) Land Bank

As at 30th June, 2006, the Group had a land bank of approximately 27.5 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 57% is residential; 27% commercial; 8% industrial; 5% car parks and 3% hotels. In terms of breakdown of the land bank by status, 17.1 million square feet consist of properties under development, 9.4 million square feet of properties for investment/own use and 1.0 million square feet of properties held for sale. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

On 27th September, 2005, the Group acquired, for residential and retail development, two plots of contiguous sites nearby the residential and commercial complex of Olympian City in West Kowloon. The Group owns 50% interest in both sites. With a total gross floor area of approximately 1.09 million square feet, the additional sites will contribute in aggregate 547,987 square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	KIL 11167 Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Reclamation Area	Residential/ Retail	50%	249,411
2.	KIL 11168 Hoi Ting Road, West Kowloon, Reclamation Area	Residential/ Retail	50%	298,576
				547,987

Chairman's Statement *(Continued)*

BUSINESS REVIEW *(Continued)*

(3) Property Development

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 2.2 million square feet in the next financial year ending 30th June, 2007:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Vision City 1 Yeung Uk Road, Tsuen Wan, New Territories	Residential/ Retail	100%	1,401,472
2. One HoneyLake, Phase II Xiangmei Road, Futian District, Shenzhen	Residential	50%	455,525
3. Greenfields No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	Residential/ Retail	100%	314,655
4. Chengdu International Community, First Phase Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	85,436
			2,257,088

Chairman's Statement *(Continued)*

BUSINESS REVIEW *(Continued)*

(4) Rental Activities

The gross rental revenue of the Group, including the attributable share of its associates, increased by 14% to HK$1,400 million for the financial year ended 30th June, 2006 compared with HK$1,226 million in the previous financial year. The increase in rental revenue resulted from positive rental increases across all sectors of the rental portfolio.

The demand for retail space continued to grow steadily during the financial year 2005/2006. Pay rises, increasing household formations, increase in the number of births, and the continuing economic growth have been the key drivers for boosting domestic consumption. Tourist spending has further improved retail sales. Given the locations of the Group's retail properties and on-going asset enhancement initiatives, the Group's major retail malls namely, Tuen Mun Town Plaza Phase I, Olympian City 1 and 2, the retail spaces in Tsim Sha Tsui Centre and China Hong Kong City are well positioned to gain.

The Hong Kong office sector has benefited from business expansion in recent years. The number of overseas and local companies has been on the rise with increasing number of companies hosting their regional headquarters or regional offices in Hong Kong. As a result, the Group enjoyed a positive growth in office rental revenue for the financial year 2005/2006.

The industrial sector has grown in parallel with the robust performance of external trade in Hong Kong. The positive economic growth in Asia will bolster bilateral flows of people, goods and services in the region. Trade liberalization measures between mainland China and Hong Kong being rolled out in recent years and infrastructure development connecting Hong Kong and Pearl River Delta region will strengthen business activities in the two territories. Overall, rental revenue from the Group's industrial buildings experienced an upward trend.

As at 30th June, 2006, the Group had approximately 9.4 million square feet of attributable gross floor area of properties for investment/own use. Of this portfolio, commercial developments account for 54%, industrial developments 20%, car parks 15%, hotels 8%; with the remaining 3% being residential.

Chairman's Statement *(Continued)*

BUSINESS REVIEW *(Continued)*

(5) Hotels

The continuing economic growth in Asia Pacific region and mainland China has increased both business and leisure travel to Hong Kong and Singapore. Increase in business activities has brought about a strong increase in room revenue for both The Fullerton Singapore and Conrad Hong Kong for the financial year ended 30th June, 2006.

In Hong Kong, government statistics showed that visitor arrivals to Hong Kong for the period between July 2005 and June 2006 reached 24.5 million, an increase of 7.9% compared with the corresponding period of the previous year. The increase in middle-class income group in the mainland will also boost independent travel benefiting high-end hotels. Combined with the HKSAR Government's strategy and various thematic campaigns and initiatives such as '2006 Discover Hong Kong', 'the Culture & Heritage Celebration' and 'A Symphony of Lights' to promote Hong Kong as a preferred tourist destination in Asia, Conrad Hong Kong is set for positive growth.

The Group aims to provide and maintain the highest standards of customer service. During the financial year 2005/2006, the Group's hotels received a number of awards from renowned organisations in recognition of their quality of service, hotel management capability and quality of the food and beverage of their restaurant outlets. Management will continue its policy of improving the quality of its products and services to ensure customer satisfaction.

(6) Mainland Business

The Group's focused and selective approach to its development business in mainland China not only resulted in the successful sales and completion of projects in Xiamen and Shenzhen but has also given the Group a good foothold in that market. The Group has a number of development projects in prime locations in various cities namely Shenzhen, Chengdu, Guangzhou, Xiamen, Fuzhou and Zhangzhou. The projects will be completed in phases over the next few years.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2005.

Chairman's Statement *(Continued)*

FINANCE

As at 30th June, 2006, the Group's gearing was 39.9%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The increase in gearing compared with that as at 30th June, 2005 was mainly due to land bank acquisitions for development purpose and utilisation of credit facilities for existing development projects. Of the total borrowings, 18.4% was repayable within one year, 21.6% repayable between one and two years and 60.0% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$10,917 million, comprising cash on hand of approximately HK$3,739 million together with committed undrawn facilities of approximately HK$7,178 million. Total asset and shareholders' fund of the Group were HK$67.1 billion and HK$39.7 billion respectively.

With regard to the litigation matter concerning an Agreement dated 19th December, 1996 entered into between subsidiary companies of the Company and Hang Lung Development Company Limited ("Hang Lung"), the Court of Appeal on 30th December, 2005 handed down a judgment dismissing the Company's appeal, finding in favour of Hang Lung. Acting on legal advice, the Company has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal, which has been set down for hearing in early 2007. As the outcome of this appeal remains uncertain, the Directors are of the opinion that no provision in respect of the deposit paid and other liabilities arising from the Agreement should be made for the financial year ended 30th June, 2006.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2006. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communication with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information on the Group's latest developments.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that best design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the period under review, the Group's property management arm, Sino Estates Management Limited, received a number of awards from HKSAR Government and renowned organisations in recognition of its quality of service, management capability, contributions to community and charity services, and promotion of environmental protection. The Group will continue to make improvement in its quality of service so as to ensure customer satisfaction and enhance branding.

Chairman's Statement *(Continued)*

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, the Community Care Committee (the "Committee") works closely with different charitable and voluntary organizations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated with a number of international organisations focusing on promoting environmental protection to co-organise activities to inspire public interest in protecting our natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and fulfill Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.



"Reading Green, Reading Fun", a competition organized by Sino Group and Club O Green Living Education Foundation, aimed to encourage students to concern more about green issues. The event received overwhelming responses from students.

PROSPECTS

The global economy witnessed solid economic growth in the financial year 2005/2006. Policy-makers in the major economies fine-tuned their monetary measures during the period, in the interests of a long-term economic growth. Notwithstanding volatility in energy and commodity prices, the macro economic outlook for Hong Kong remains positive supported by the strength of exports and domestic consumption.

The measures introduced by the Central Government to better manage investment growth and establish a sustainable property market are now beginning to take effect, serving to further strengthen the economy and ensure a sustainable level of healthy economic growth. The programme, such as Closer Economic Partnership Arrangement III and Qualified Domestic Institutional Investor focusing on tightening economic cooperation initiated and implemented by the Central Government that foster further collaborative ties between mainland China and Hong Kong, offer tremendous opportunities for business enterprises. The infrastructure developments taken place in both territories will further connect the two, leading to an even higher level of economic integration. The growing integration between mainland China and Hong Kong is a powerful engine and will provide Hong Kong an even stronger platform to advance further and drive new exciting growth in the years ahead.



"Art.in.HK" is a project that offers artists venues at Sino properties to present their art works.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its properties and services so as to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable it to strengthen the earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 18th September, 2006

BIOGRAPHICAL DETAILS OF DIRECTORS & SENIOR MANAGEMENT

(I) EXECUTIVE DIRECTORS

Mr. Robert Ng Chee Siong, aged 54, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 30 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited ("Sino Hotels"). In addition, he is a Director of Yeo Hiap Seng Limited, which is listed in Singapore, and an Independent Non-executive Director of The Hongkong and Shanghai Hotels, Limited and a Non-executive Director of SCMP Group Limited. Mr. Ng is the father of Mr. Daryl Ng Win Kong, an Executive Director of the Company.

Mr. Raymond Tong Kwok Tung, aged 64, an Executive Director of the Company since 1997, was a solicitor in private practice in Hong Kong for 28 years and was previously the senior partner of a leading solicitor firm in Hong Kong. He was also admitted as a solicitor in United Kingdom, Singapore and Australia. He is a China Appointed Attesting Officer and also a Notary Public in Hong Kong. He joined the Company in 1997 and had been in charge of Property Management Department (consisting of property management, cleaning, security and carpark services) and hotel division. He is in charge of the Legal and Company Secretarial Departments, Internal Audit and Corporate Compliance of the Group. He is also an Executive Director of TST Properties and the director of a number of subsidiaries and associated companies of the Company.

Mr. Yu Wai Wai, aged 46, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, quality management, construction site management and cost management. He joined the Company in 1992 and is the director of a number of subsidiaries and associated companies of the Company.

BIOGRAPHICAL DETAILS OF DIRECTORS & SENIOR MANAGEMENT

(I) EXECUTIVE DIRECTORS *(Continued)*

Mr. Thomas Tang Wing Yung, aged 51, is an Executive Director of the Company since April 2005. He first joined the Company, TST Properties and Sino Hotels as Chief Financial Officer in November 2003. Mr. Tang obtained his Bachelor of Science Degree in Modern Mathematics from Surrey University, United Kingdom. He has been an Associate Member of The Institute of Chartered Accountants in England and Wales since 1981. He is also a Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising) and has over 29 years of experience in accounting and finance.

Prior to joining the Sino Group, Mr. Tang was Managing Director of an investment and financial advisory services firm that is a member of an international group, overseeing operations in the Asia-Pacific region. He has also served as a Director and Executive Committee member of a publicly-listed company in Hong Kong, where he participated in formulating the company's investment policy as well as reviewing and approving the company's investments and divestments, trading and retail distribution in the Mainland China and in Hong Kong.

Mr. Tang is also a director of a number of subsidiaries of the Company and Sino Hotels.

Mr. Daryl Ng Win Kong, aged 28, an Executive Director since April 2005, holds a Bachelor of Arts Degree from Columbia University in New York. Mr. Ng first joined the Company as Executive (Development) in 2003. He is a director of a number of subsidiaries and associated companies of the Company and is an Executive Director of TST Properties and Sino Hotels. He is also an Independent Non-executive Director of Blue Cross (Asia-Pacific) Insurance Limited, a Member of the Infrastructure Development Advisory Committee of the Hong Kong Trade Development Council and a General Committee Member of The Chamber of Hong Kong Listed Companies and the Chairman of the Chamber's Professional Education and Training Committee. He is the eldest son of the Chairman Mr. Robert Ng Chee Siong.

Biographical Details of Directors & Senior Management *(Continued)*

(II) NON-EXECUTIVE DIRECTOR

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, aged 67, has been a Director of the Company since 1981 and was re-designated from an Independent Non-executive Director to a Non-executive Director in July 2005. The Honourable Ronald Arculli through Arculli and Associates (July – December 2005) and since 1st January, 2006 through Ronald Arculli and Associates provided consultancy services to the Company. He is also a Non-executive Director of TST Properties and Sino Hotels. The Honourable Ronald Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited and was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is currently a non-official member of the Executive Council. He is also the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. The Honourable Ronald Arculli is also an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited.

(III) INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Allan Zeman, GBS, JP, aged 58, an Independent Non-executive Director of the Company since September 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He is also an Independent Non-executive Director of TST Properties. After spending more than 36 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of the Tourism Strategy Group for the Hong Kong Tourism Commission, the Business Facilitation Advisory Committee, the Commission on Strategic Development to serve on Economic Development and Economic Cooperation with Mainland and the Consultative Committee on the Core Arts & Cultural Facilities of the West Kowloon Cultural District. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Hong Kong Arts Festival, the Hong Kong Community Chest and the Urban Renewal Authority. Dr. Zeman is a Director of The "Star" Ferry Company, Limited and an Independent Non-executive Director of Pacific Century Premium Developments Limited and The Link Management Limited. Dr. Zeman is also a Director of Wynn Resorts, Limited, a listed company in USA.

Biographical Details of Directors & Senior Management *(Continued)*

(III) INDEPENDENT NON-EXECUTIVE DIRECTORS *(Continued)*

Mr. Adrian David Li Man-kiu, aged 33, an Independent Non-executive Director since April 2005, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is also an Independent Non-executive Director of TST Properties and Sino Hotels. He is a member of the Ninth Guangdong Provincial Committee and the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C.. He is also a committee member of the Ninth and Tenth All-China Youth Federation and the Deputy Chairman of the Ninth Beijing Municipality Youth Federation. In addition, he serves as a member on advisory boards/committees of various organizations in Hong Kong including Vocational Training Council, Export Credit Insurance Corporation and the Small and Medium Enterprises Committee of Hong Kong. He also sits on the Board of Ocean Park Corporation and is an Independent Non-executive Director of China State Construction International Holdings Limited. Further, he is an Alternative Independent Non-executive Director of San Miguel Brewery Hong Kong Limited. Mr. Li holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois, US, a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge. He is a member of The Law Society of England and Wales and The Law Society of Hong Kong.

Dr. Fu Yuning, aged 49, an Independent Non-executive Director since June 2005, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited and the Chairman of China Merchants China Direct Investments Limited, both companies are listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of Shenzhen Chiwan Petroleum Supply Base Co., Ltd., a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Company, Limited, a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Member of Hong Kong Port Development Council.

(IV) SENIOR MANAGEMENT

Various businesses and functions of the Company are respectively under the direct responsibilities of the Executive Directors who are regarded as senior management of the Company.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") is committed to providing effective management and sound control of the Company for maximizing the shareholders' value. The corporate governance principles of the Company emphasize the attainment and maintenance of high standard of corporate governance practices and procedures, a quality Board, sound internal controls and high transparency and accountability to the shareholders. During the year, the Company has adopted its own Code on Corporate Governance Practices and has complied with all code provisions as set out in Appendix 14 to the Listing Rules (the "Code") except that there was no separation of the roles of the chairman and the chief executive officer. The corporate governance practices of the Company in compliance with the Code during the financial year ended 30th June, 2006 with explanation of the abovementioned deviation are set out below in this report.

CORPORATE GOVERNANCE PRACTICES

DIRECTORS

Corporate Governance Principle

The Board is charged with providing overall leadership and control for the Group in an effective and responsible manner with a view to maximizing the financial performance of the Company and the shareholders' value. The Board makes decisions on business strategies and corporate governance practices, sets the Group's objectives, value and standards and oversees and monitors the management performance within the control and delegation framework of the Company. These include the Company's financial statements, dividend policy, any significant changes in accounting policy, adoption of corporate governance practices and procedures and risk management strategies.

Board Composition

The current Board composes of five Executive Directors including the Chairman of the Board, one Non-executive Director and three Independent Non-executive Directors representing one-third of the total Board members.

The Board members are:

Executive Directors

Mr. Robert Ng Chee Siong *(Chairman)*
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Thomas Tang Wing Yung
Mr. Daryl Ng Win Kong

Non-executive Director

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP

Independent Non-executive Directors

Dr. Allan Zeman, GBS, JP
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning

Biographical details of the Directors and their relationships, where applicable, are contained on pages 20 to 23 "Biographical Details of Directors & Senior Management".

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE PRACTICES *(Continued)*

DIRECTORS *(Continued)*

Division of Responsibilities

The Chairman of the Board provides leadership to the Board and undertakes both the roles of chairman and chief executive officer. The Executive Directors constituting the senior management of the Company are delegated with responsibilities in the day-to-day management of the Company and make operational and business decisions within the control and delegation framework of the Company.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Independent Non-executive Directors constituting one-third of the total number of the Board members have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure that it continues to meet these objectives and is in line with the industry practices.

Board Meetings

The Board holds at least four regular meetings a year which are scheduled at the beginning of the year and will meet more frequently as and when required. During the financial year ended 30th June, 2006, the Board had held four meetings and the attendance records of the Directors are set out on page 29.

Directors' Appointment, Re-election and Removal

All Non-executive Directors have entered into letters of appointment with the Company for a specific term of three years. All Directors are subject to retirement from office by rotation and re-election at the annual general meeting once every three years in accordance with the Company's articles of association.

The rotating Directors who are subject to retirement and re-election at the 2006 annual general meeting are set out on page 32.

The Company has not established a nomination committee. The Board is collectively responsible for appointing new Directors either to fill causal vacancies or as additional Board members. There was no appointment of any new directors during the financial year of 2006.

The structure, size and composition of the Board will be reviewed from time to time to ensure that the Board has a balanced skill and expertise for providing effective leadership to the Company.

Corporate Governance *(Continued)*

CORPORATE GOVERNANCE PRACTICES *(Continued)*

DIRECTORS *(Continued)*

Confirmation of Independence

The independence of the Independent Non-executive Directors were assessed in accordance with the applicable Listing Rules. Each of the Independent Non-executive Directors has provided an annual written confirmation of their independence that they meet the guidelines for assessing independence as set out in Rule 3.13 of the Listing Rules. The Company considers all the Independent Non-executive Directors are independent.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Emolument Policy

The Company's emolument policy is to ensure that the remuneration offered to employees including Executive Directors and senior management is based on the skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of Executive Directors are also determined by reference to the Company's performance and profitability, remuneration level in the industry and the prevailing market conditions. The emolument policy for Non-executive Directors is to ensure that the Non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in the Board Committees. Individual Director and senior management would not be involved in deciding their own remuneration.

Remuneration Committee

The Company established its Remuneration Committee on 23rd June, 2005 with written terms of reference. The Committee comprises three members with the Independent Non-executive Directors constituting the majority of the Committee. The Chairman of the Committee is the Executive Director, Mr. Daryl Ng Win Kong, and the other two members are the Independent Non-executive Directors, namely Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu.

The Remuneration Committee is responsible for, inter alia, making recommendations to the Board on the Company's emolument policy and structure for Directors and senior management and on the establishment of a formal and transparent procedure for developing such policy and structure. In arriving at its recommendations, the Committee will consult with the Chairman and take into consideration factors including but not limited to salaries paid by comparable companies, employment conditions elsewhere in the Company and its subsidiaries and desirability of performance-based remuneration. The Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

Corporate Governance *(Continued)*

CORPORATE GOVERNANCE PRACTICES *(Continued)*

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

Remuneration Committee *(Continued)*

During the year, the Remuneration Committee has held its first meeting and reviewed the written terms of reference of the Committee, endorsed the Company's existing emolument policy and reviewed the remuneration of Directors. No Director was involved in deciding his own remuneration at the meeting of the Committee. The attendance records of individual Committee member are set out on page 29.

The written terms of reference of the Remuneration Committee are available at the Company's website www.sino-land.com.

Details of emolument of the Directors for the year are set out in notes to the financial statements on page 113.

ACCOUNTABILITY AND AUDIT

Directors' Responsibilities for the Financial Statements

The Board is responsible for the preparation of the financial statements which should give a true and fair view of the state of affairs of the Group and of the results and cash flows for such reporting period. In preparing the financial statements, the Board has adopted generally accepted accounting standards in Hong Kong and suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the financial statements on a going concern basis. The Board is responsible for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The auditors are responsible for auditing and reporting their opinions on the financial statements of the Group and the auditors' report for the financial year ended 30th June, 2006 is set out on page 78.

Internal Controls and Risk Management

The Board has the responsibility to ensure that the Company maintains sound and effective internal controls to safeguard the interest of the Company and its shareholders. During the year, the Board has reviewed the Company's systems of internal controls and risk management and was satisfied that the systems are effective and adequate for their purposes.

Audit Committee

The Company set up its Audit Committee on 23rd September, 1998. The Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, all of whom are Independent Non-executive Directors. During the year, the Committee had held four meetings to review the Company's Code on Corporate Governance Practices, the 2005 annual report and accounts and the 2006 interim report and accounts, the internal audit reports on the internal controls and risk management matters and the Compliance Committee reports on the Listing Rules compliance matters of the Company and reported all such relevant matters to the Board.

Corporate Governance *(Continued)*

CORPORATE GOVERNANCE PRACTICES *(Continued)*

ACCOUNTABILITY AND AUDIT *(Continued)*

Audit Committee *(Continued)*

The Audit Committee has reviewed the accounting policies and practices adopted by the Company and the annual report for the financial year ended 30th June, 2006. The attendance records of individual Committee member are set out on page 29.

The written terms of reference of the Audit Committee are available at the Company's website www.sino-land.com.

Compliance Committee

The Company set up its Compliance Committee on 30th August, 2004 with written terms of reference to enhance the corporate governance of the Group. The Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Committee. A secondary reporting line is to the Audit Committee. The existing Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the two Heads of Legal and Company Secretarial Departments, the Director of Development Department, Group General Manager (Hotel), the Chief Financial Officer, Head of Internal Audit Department, department heads and the Compliance Officer. The Committee holds bi-monthly regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate governance issues and Listing Rules compliance matters.

Codes on Dealing in the Company's Securities

The Company has adopted its code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Company Code during the year ended 30th June, 2006.

The Company has also adopted a code for dealing in the Company's securities by relevant employees, who are likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

Auditors' Remuneration

The fees paid and payable to the Company's auditors for the financial year are set out in the notes to the financial statements on page 112.

Corporate Governance *(Continued)*

CORPORATE GOVERNANCE PRACTICES *(Continued)*

COMMUNICATION WITH SHAREHOLDERS

Timely Performance Information

The Board is committed to providing clear performance information of the Company to the investors through timely publication of interim and annual results and reports. Copies of the annual reports and interim reports of the Company are distributed to its shareholders in accordance with statutory and regulatory requirements and also to interested parties recorded in the Company's mailing lists. The publications of the Company, including financial reports, circulars and press announcements, are also available for download from the Company's corporate website. The corporate website is another channel through which the Company provides up-to-date key information of the Group to its shareholders.

Annual General Meeting

The Board strives to maintain an on-going dialogue with the shareholders of the Company and use annual general meeting as one of the principal channels for communicating with the shareholders. At the annual general meeting, each substantially separate issue will be considered by a separate resolution, including the election of individual directors. The Chairmen of the Board and the respective Board Committees usually attend annual general meetings to inter-face with and answer questions from the shareholders. The procedures for voting by poll at the annual general meeting are contained in the circular to the shareholders which is dispatched together with the annual report.

Directors' Attendance Records
for meetings held during the financial year ended 30th June, 2006

	Number of meetings attended/held		
Name of Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Mr. Robert Ng Chee Siong	4/4	–	–
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	4/4	–	–
Dr. Allan Zeman, GBS, JP	4/4	2/4	1/1
Mr. Adrian David Li Man-kiu	4/4	4/4	1/1
Dr. Fu Yuning	2/4	3/4	–
Mr. Raymond Tong Kwok Tung	4/4	–	–
Mr. Yu Wai Wai	3/4	–	–
Mr. Thomas Tang Wing Yung	4/4	–	–
Mr. Daryl Ng Win Kong	2/4	–	1/1

DIRECTORS' REPORT

The Directors present their annual report and the audited financial statements of the Company for the year ended 30th June, 2006.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 48 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 79.

An interim dividend of HK8.5 cents per share amounting to HK$44,007,418 by way of cash dividends and HK$321,383,038 by way of scrip alternatives were paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK30 cents per share to the shareholders on the Register of Members on 16th November, 2006, amounting to HK$1,291,036,642.

INVESTMENT PROPERTIES

During the year, the Group acquired and disposed of investment properties of HK$405,072,712 and HK$2,044,974, respectively, and also transferred from properties under development of HK$160,400,589 to investment properties. The Group revalued all its investment properties at the year end date and increase in fair value of the investment properties amounting to HK$1,198,027,120 has been credited directly to the consolidated income statement.

Details of these and other movements during the year in the investment properties of the Group are set out in Note 18 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in Note 20 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2006 are set out on pages 160 to 174.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2006 are set out in Notes 48 and 49 to the financial statements, respectively.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in Note 35 to the financial statements.

DIRECTORS' REPORT

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 130,666,000 ordinary shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at an aggregate consideration of HK$1,320,895,465. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share *HK$*	Lowest price paid per share *HK$*	Aggregate consideration *HK$*
July 2005	8,474,000	9.35	7.90	76,185,865
August 2005	16,266,000	9.30	8.80	147,504,790
October 2005	39,888,000	9.70	8.55	364,402,166
November 2005	14,260,000	8.70	8.05	120,500,912
December 2005	3,416,000	9.55	9.35	32,388,134
January 2006	2,326,000	10.45	10.35	24,337,618
March 2006	14,364,000	11.60	11.10	162,850,633
April 2006	2,540,000	12.90	12.60	32,616,939
May 2006	25,952,000	13.90	11.35	323,488,210
June 2006	3,180,000	11.70	11.10	36,620,198
	130,666,000			1,320,895,465

Out of 130,666,000 shares repurchased, 130,422,000 shares were cancelled on delivery of the share certificates during the year while the remaining 244,000 shares repurchased on 28th June, 2006 were cancelled on delivery of the share certificates subsequent to the financial year. 1,466,000 ordinary shares repurchased in the last financial year ended 30th June, 2005 were cancelled during the financial year. The nominal value of HK$131,888,000 of all the shares cancelled during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$1,330,323,360 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the year.

Directors' Report *(Continued)*

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at 30th June, 2006 were the retained profits of HK$11,877,910,509 (2005: HK$11,995,515,022).

CONVERTIBLE BONDS

During the year, convertible bonds of a total principal amount of HK$96,460,000 have been converted by bondholders and there were bonds in aggregate principal amount of HK$2,403,540,000 outstanding at the balance sheet date.

Details of this and other movements in the convertible bonds of the Group are set out in Note 34 to the financial statements.

TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at a minimal level and interest rates on a floating rate bases. Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities. Repayment analysis of bank loans and other borrowings as at 30th June, 2006 are set out in Notes 32 and 33 to the financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$242,073,512.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Robert Ng Chee Siong
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Thomas Tang Wing Yung
Mr. Daryl Ng Win Kong

Non-executive Director

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP (re-designated from Independent Non-executive Director to Non-executive Director on 1st July, 2005)

Independent Non-executive Directors

Dr. Allan Zeman, GBS, JP
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning

In accordance with the provisions of the Company's Articles of Association, Messrs. Robert Ng Chee Siong, Allan Zeman, GBS, JP and Yu Wai Wai will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

Directors' Report *(Continued)*

DIRECTORS' INTERESTS

As at 30th June, 2006, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,733,100	Beneficial owner of 122,035 shares and spouse interest in 2,611,065 shares	0.06%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	69,956	Beneficial owner	≈0%

Directors' Report *(Continued)*

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	540,474	Beneficial owner	0.03%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≈0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares		% of Issued Share Capital
Better Chief Limited	50	*(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(Notes 1 & 3)*	100%
Dramstar Company Limited	440	*(Notes 1 & 4)*	44%
Empire Funds Limited	1	*(Notes 1 & 5)*	50%
Erleigh Investment Limited	110	*(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1	*(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5	*(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000	*(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10	*(Notes 1 & 5)*	50%
Jade Result Limited	500,000	*(Notes 1 & 5)*	50%
Jumbo Funds Limited	1	*(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2	*(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000	*(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000	*(Notes 1 & 5)*	50%
Silver Link Investment Limited	10	*(Notes 1 & 5)*	50%
Sino Club Limited	2	*(Note 9)*	100%
Sino Parking Services Limited	450,000	*(Note 10)*	50%
Sino Real Estate Agency Limited	50,000	*(Note 10)*	50%

Directors' Report *(Continued)*

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies *(Continued)*

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*
2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*
3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*
4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*
5. *The share(s) was(were) held by Osborne.*
6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*
7. *The share was held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*
8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*
9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*
10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 30th June, 2006, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Report *(Continued)*

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company, any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Listing Rules, the Company discloses that during the year, the Chairman of the Board Mr. Robert Ng Chee Siong and the Executive Director Mr. Daryl Ng Win Kong held interests and/or directorships in companies engaged in businesses of property investment, development and management in Hong Kong. Mr. Robert Ng Chee Siong also held interests and/or directorships in companies operating hotels in Hong Kong.

As the Board of Directors of the Company is independent of the boards of the aforesaid companies and maintains three Independent Non-executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of the aforesaid companies.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party Disclosures" as set out in Note 47 to the financial statements, there were no other contracts of significance in relation to the Group's business, to which the Company, its holding company, any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

SERVICE CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

Directors' Report *(Continued)*

CONNECTED TRANSACTIONS

1. The Company announced on 2nd November, 2004 that it had entered into agreements on 13th October, 2004 ("Agreements" or individually "Agreement") relating to the following non-exempt continuing connected transactions between the Company or its subsidiaries and the Ng Family (including Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong and Mr. Philip Ng Chee Tat and their respective associates) for the three financial years commencing from 1st July, 2004 and ending on 30th June, 2007 with annual caps fixed for each of the years. Particulars of the Agreements together with the total considerations for the year ended 30th June, 2006 are disclosed herein as required under the Listing Rules:

(a) Building Cleaning Services

Party A:	Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of building cleaning services by Best Result Cleaning Services Limited to properties owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
Annual Cap:	HK$23.16 million
Total consideration for the year:	HK$17.24 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$15.20 million, 30th June, 2003 of HK$14.00 million and 30th June, 2004 of HK$14.80 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

Directors' Report *(Continued)*

CONNECTED TRANSACTIONS *(Continued)*

1. *(Continued)*

(b) Car Park Management Services

Party A:	The Company
Party B:	Sino Parking Services Limited, a company held as to 50% by the Company and 50% by the Ng Family
Nature of transactions:	Provision of parking lot management services by Sino Parking Services Limited to properties of the Group
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the total gross revenue generated from car parking operations in the properties managed by Sino Parking Services Limited pursuant to the Agreement
Annual Cap:	HK$18.36 million
Total consideration for the year:	HK$10.52 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$12.60 million, 30th June, 2003 of HK$11.40 million and 30th June, 2004 of HK$11.10 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

Directors' Report *(Continued)*

CONNECTED TRANSACTIONS
(Continued)

1. *(Continued)*

(c) Estate Management and General Administrative Services

Party A:	Sino Estates Management Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of estate management services by Sino Estates Management Limited to certain buildings owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the management expenditure as shown in the annual budget of the Ng Family in respect of the properties managed by Sino Estates Management Limited pursuant to the Agreement
Annual Cap:	HK$6.29 million
Total consideration for the year:	HK$5.03 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$4.27 million, 30th June, 2003 of HK$4.14 million and 30th June, 2004 of HK$4.36 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

Directors' Report *(Continued)*

CONNECTED TRANSACTIONS
(Continued)

1. *(Continued)*

(d) Security Guard Services

Party A:	Sino Security Services Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of security guard services by Sino Security Services Limited to buildings owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
Annual Cap:	HK$46.47 million
Total consideration for the year:	HK$18.56 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$23.20 million, 30th June, 2003 of HK$20.80 million and 30th June, 2004 of HK$24.40 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

Directors' Report *(Continued)*

CONNECTED TRANSACTIONS
(Continued)

1. *(Continued)*

(e) Lease of Premises

Party A:	The Company
Party B:	Ng Family
Nature of transactions:	Lease of premises by the Group of properties owned or to be owned by the Ng Family
Terms:	A lump sum rent exclusive of rates and management fees to be agreed between the parties which shall be determined by reference to the prevailing market rent or below of the particular premises
Annual Cap:	HK$30.79 million
Total consideration for the year:	HK$26.03 million
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the years ended 30th June, 2002 of HK$18.80 million, 30th June, 2003 of HK$18.20 million and 30th June, 2004 of HK$19.40 million, the scale and operations of the business of the Group, the anticipated development and growth of such businesses and changes of general economic conditions for the three years, which management deemed reasonable as at the date of Agreement.

The Ng Family are connected persons of the Company and therefore the above transactions constitute continuing connected transactions of the Company pursuant to the Listing Rules.

The Company is one of Hong Kong's leading property management services provider, which provides services including building cleaning services, car park management services, estate management services, security guard services and other services. The Directors considered that the above continuing connected transactions were consistent with the business and commercial objectives of the Company and provided a good opportunity to strengthen the footholds of the Company in the provision of property management services in Hong Kong.

Directors' Report *(Continued)*

CONNECTED TRANSACTIONS
(Continued)

1. *(Continued)*

During the year, the above continuing connected transactions were carried out within their respective annual caps and have been reviewed by the Directors of the Company (including the Independent Non-executive Directors). The Independent Non-executive Directors have confirmed that during the year, the above continuing connected transactions were all conducted and entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties);

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

2. During the year ended 30th June, 2006, the Group provided corporate guarantees in respect of bank loan facilities granted to entities in which both the Group and the Ng Family have interest. Each of the corporate guarantees provided by the Group and the Ng Family is on a several and pari passu basis in accordance with the percentage of their respective equity interest in the relevant entities. As the relevant entities are associates of the Ng Family, such corporate guarantees constituted connected transactions of the Group under the Listing Rules.

Details of the corporate guarantees as required under the Listing Rules are as follows:

Entity	**Percentage of Group's interest in the entity**	**Date of Transaction**	**Corporate guarantees** *HK$*
Beverhill Limited and Boatswain Enterprises Limited (as joint borrowers)	20%	14th October, 2005	340,000,000
Murdoch Investments Inc.	45%	28th June, 2006	540,000,000

Details of other related party transactions are set out in Note 47 to the financial statements.

Directors' Report *(Continued)*

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 30th June, 2006, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,415,869,941 *(Notes 1 & 5)*	Beneficial owner of 25,795,984 shares, spouse interest in 3,435,225 shares and interest of controlled corporations in 2,386,638,732 shares	56.13%
Tsim Sha Tsui Properties Limited	2,324,989,961 *(Notes 1(a), 1(b) & 5)*	Beneficial owner of 1,091,590,792 shares and interest of controlled corporations in 1,233,399,169 shares	54.02%

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	332,262,526 *(Notes 2 & 4)*	Interest of a controlled corporation	7.72%
Ms. Chen Yang Foo Oi	332,262,526 *(Notes 2, 3 & 4)*	Spouse interest	7.72%
Xing Feng Investments Limited	332,262,526 *(Notes 2 & 4)*	Interest of a controlled corporation	7.72%
Nice Cheer Investment Limited	332,262,526 *(Notes 2 & 4)*	Beneficial owner	7.72%
Solid Capital Holdings Limited	308,048,048	Security interest in 307,902,533 shares and beneficial owner of 145,515 shares	7.16%
Spangle Investment Limited	291,420,801 *(Note 5)*	Beneficial owner	6.77%
AllianceBernstein L.P.	217,912,316 *(Note 6)*	174,636,289 shares held as investment manager and 43,276,027 shares held by a controlled corporation	5.06%

Directors' Report *(Continued)*

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

Long Positions in Shares of the Company *(Continued)*

Notes:

1. *As regards to 2,386,638,732 shares held by controlled corporations:*

   (a) *1,091,590,792 shares were held by Tsim Sha Tsui Properties Limited which was 71.74% controlled by Mr. Ng Teng Fong;*

   (b) (i) *33,469,521 shares were held by Orchard Centre Holdings (Private) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,199,929,648 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 291,420,801 shares held by Spangle Investment Limited (Note 5)); and*

   (c) *61,648,771 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong - 905 shares by Fanlight Investment Limited, 25,929,347 shares by Karaganda Investments Inc., 1,140,806 shares by Orient Creation Limited, 5,412,546 shares by Strathallan Investment Limited, 16,313,495 shares by Strong Investments Limited, 12,571,162 shares by Tamworth Investment Limited and 280,510 shares by Transpire Investment Limited.*

2. *The long position in 332,262,526 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa. The 332,262,526 shares included the lending of 175,750,000 shares.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *291,420,801 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

6. *43,276,027 shares were deemed to be held by AllianceBernstein Corporation of Delaware, a company 100% controlled by AllianceBernstein L.P..*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 30th June, 2006, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

Directors' Report *(Continued)*

DONATIONS

During the year, the Group made charitable and other donations amounting to approximately HK$2,203,000.

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate amount of purchases attributable to the Group's five largest suppliers accounted for approximately 84% of the Group's total purchases and the purchases attributable to the Group's largest supplier was approximately 66% of the Group's total purchases.

The percentage of sales attributable to the Group's five largest customers is less than 30% of the Group's total sales for the year.

At no time during the year did the Directors, their associates or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the company's issued share capital) had an interest in the share capital of any of the Group's five largest suppliers.

CORPORATE GOVERNANCE

The corporate governance report is set out on pages 24 to 29.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has at all times maintained the prescribed public float under the Listing Rules.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Robert NG Chee Siong
Chairman

Hong Kong, 18th September, 2006

Completed properties

1. The Cliveden
2. Parc Palais
3. Westin Centre
4. Central Park
5. Far East Finance Centre
6. Cambridge Plaza
7. Dynasty Heights
8. Island Resort
9. Anglers' Bay
10. The Royal Oaks
11. St Andrews Place
12. Caldecott Hill
13. Majestic Park
14. Island Harbourview
15. Grand Dynasty View
16. Park Avenue
17. Lincoln Centre
18. Pan Asia Centre
19. Residence Oasis
20. One SilverSea
21. Mount Beacon

Properties under development

22. Vision City, Tsuen Wan Town Lot No. 398
23. Yeung Uk Road, Tsuen Wan Town Lot No. 394
24. 53 Conduit Road, The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613
25. Ho Tung Lau (Site A), Shatin Town Lot No. 470
26. 464-474 Castle Peak Road, New Kowloon Inland Lot No. 1175-1177
27. Fuk Wing Street and Fuk Wa Street, New Kowloon Inland Lot No. 6425
28. 305 Castle Peak Road, New Kowloon Inland Lot No. 939
29. Junction of Sheung Yuet Road and Wang Chiu Road, New Kowloon Inland Lot No. 6310
30. Kwu Tung, Sheung Shui, Lot No. 2596 in DD92
31. Ma Wo, Tai Po, Tai Po Town Lot No. 179
32. KCR Wu Kai Sha Station Development, Shatin Town Lot No. 530
33. 256 Hennessy Road, Hong Kong Island Lot No. 2769
34. Hoi Ting Road, West Kowloon, Kowloon Inland Lot No. 11168
35. Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Kowloon Inland Lot No. 11167



Lok Ma Chau Line
Disneyland Resort Line
Kowloon Southern Line
West Island Line
Mass Transit Railway
KCR – East Rail
KCR – West Rail
Ma On Shan Rail
KCR – Light Rail
Airport Railway & MTR Tung Chung Line
Route 3
77
73
74
72
76
79
87
88
9



Investment properties

36. 20-24 Staunton Street, Section M, Section L & The Remaining Portion of Inland Lot No. 119
37. 26 Staunton Street, The Remaining Portion of Section A of Inland Lot No. 118
38. Skyline Tower
39. The Centrium
40. 148 Electric Road
41. Central Plaza
42. Conrad Hong Kong
43. Harbour Centre
44. Hollywood Centre
45. Marina House
46. One Capital Place
47. Pacific Palisades
48. Pacific Plaza
49. Island Resort Mall
50. 25/F United Centre
51. Olympian City 1
52. Olympian City 2
53. The Astrid
54. Cameron Plaza
55. China Hong Kong City
56. Corporation Square
57. Futura Plaza
58. Sunley Centre
59. Westley Square
60. Fullerton Centre
61. Hong Kong Pacific Centre
62. Kwun Tong Harbour Plaza
63. Kwun Tong Plaza
64. Omega Plaza
65. Parmanand House
66. Po Hing Centre
67. Remington Centre
68. Sunshine Plaza Shopping Arcade
69. Tsim Sha Tsui Centre
70. Yau Tong Industrial City
71. Avon Park Shopping Mall
72. Springdale Villas Shopping Arcade
73. Golden Plaza
74. Mansfield Industrial Centre
75. Maritime Bay Shopping Mall
76. Parklane Centre
77. Ping Wui Centre
78. Shatin Galleria
79. Tuen Mun Town Plaza, Phase I
80. The Waterside Shopping Mall
81. 15 Shek O Headland
82. 38 Repulse Bay Road, Rural Building Lot No. 380
83. No. 1 Chatham Path, Mid-levels
84. Bayview Park
85. No. 1 Hung To Road
86. Grand Regentville Shopping Arcade
87. Rosedale Gardens Shopping Arcade
88. Oceania Heights Shopping Mall

COMPLETED PROPERTIES


A


B

A **One SilverSea**

Overlooking Victoria Harbour from the West Kowloon waterfront, One SilverSea captures stunning views across Hong Kong's glittering skyline and majestic harbour. This prestigious development offers 700 residential apartments including penthouses with private pools and all units enjoy generous ceiling heights.

B **The Royal Oaks**

Nestled between the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club, The Royal Oaks consists of 44 luxurious detached grand houses set within a magnificent landscape.

COMPLETED PROPERTIES


C

C Mount Beacon

Mount Beacon is located in the traditional luxurious residential district of Kowloon Tong, commanding panoramic views towards Kowloon Peninsula and Victoria Harbour. The development offers 22 grand houses and 197 residential apartments built around a lagoon shaped pool, and features a Faberge inspired banquet room.

D St Andrews Place

This unique low-density development comprises 26 quality detached houses with large landscaped gardens. The houses command magnificent views of both the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club and in close proximity to The Royal Oaks.


D

PROPERTIES UNDER DEVELOPMENT


E


F

E Vision City

Located in a well-planned integrated city in Tsuen Wan's popular waterfront, adjacent to landmark hotels, Grade A office buildings and mega shopping malls, Vision City enjoys convenient access to the Tsuen Wan MTR Station and Tsuen Wan West KCR Station. The development provides 1,466 residential flats in five towers on top of a shopping mall.

F Hoi Ting Road, West Kowloon

High above Olympic Station, right at the core of the city's transportation network, these luxurious residential units occupying the vantage point from which to admire the grandeur of Victoria Harbour.

PROPERTIES UNDER DEVELOPMENT


G


H

G Wu Kai Sha Site

Located atop the Wu Kai Sha KCR station on the East Rail Extension, the development comprises over 2,000 high quality residential units, a world class resort style clubhouse and enjoys scenic mountain and sea views.

H One HoneyLake, Shenzhen, PRC

Located alongside the scenic Honey Lake in Futian District, Shenzhen, this development comprises 447 luxurious residential units consisting of 14 semi-detached houses, 79 terrace houses, 36 low-rise villas and 318 high-rise apartments.

O Kowloon Bay, Kowloon

Conveniently located near the Kowloon Bay MTR station and connected by the East Kowloon Expressway, this prime commercial building is scheduled for completion in 2008.


O

PROPERTIES UNDER DEVELOPMENT


J


K

J **Ho Tung Lau Site**

With spectacular panoramic views of Tolo Harbour and Shatin racecourse, this project is located atop the Fo Tan KCR station. This top end luxurious development is joint venture project with KCRC.

K **Yeung Uk Road site, Tsuen Wan, New Territories**

Located at the hub of the comprehensive transportation networks offering convenient access to Tsuen Wan MTR Station and Tsuen Wan West KCR Station, these low-density residential units are poised to enjoy the riches of well-planned integrated city and spectacular harbour views.

INVESTMENT PROPERTIES


L

L **China Hong Kong City**

China Hong Kong City is one of the largest golden glass-clad complexes in the world and among Hong Kong's most prominent commercial complexes. Advantageously located on Canton Road, Tsim Sha Tsui – Kowloon's busiest business and tourist district, this massive development includes five broadband-enabled office towers with spectacular sea views, a six-storey shopping mall, the Royal Pacific Hotel & Towers, China Ferry Terminal, bus and taxi terminals, and ample car parking facilities. It is also well served by all major means of public transport and is only a few minutes' walk from the Star Ferry Terminal and the Tsim Sha Tsui MTR station.

M **Tuen Mun Town Plaza, Phase I**

Tuen Mun Town Plaza is the largest shopping mall in the Northwest New Territories. A 200,000 sq.ft. expansion of its retail floor area was completed recently with the total retail space increased to one million sq.ft. With 400 diversified shops and restaurants and unique marketing and promotional programmes, Tuen Mun Town Plaza has become the one-stop fashionable shopping centre of the New Territories. The renovated shopping mall enjoys full occupancy, generating attractive rental income for the Group.


M

INVESTMENT PROPERTIES


奧海城
奧海城
N


O
healthfocus
hygienefocus

N Olympian City 1 & 2

Olympian City 1 and 2 have a combined area of 800,000 sq.ft. The shopping malls offer a wealth of products and unique services and draw crowds form all over Hong Kong.

O Island Resort Mall

Island Resort Mall is Hong Kong's largest waterfront shopping mall, featuring a spacious promenade looking out over Victoria Harbour. Shoppers from all over Hong Kong visit Island Resort Mall for three levels of specialty shopping and a rich array of dining and leisure. Dotted with lively cafes, bars and restaurants, the waterfront promenade is an ideal spot for a sunset dinner and drink.

INVESTMENT PROPERTIES


THE FULLERTON HOTEL
P


Q

P The Fullerton Singapore and One Fullerton

Once home to the General Post Office, The Singapore Club and the Chamber of Commerce, The Fullerton Singapore is now a luxury hotel with 400 rooms and suites carefully designed to provide both business and leisure travellers with a sanctuary of calm and comfort in which to retreat and rejuvenate.

The Fullerton Singapore has received several prestigious awards and accolades since it opened in 2001. The Fullerton Singapore clinched the eighth highest spot in the Overseas Business Hotels category of the *Condé Nast Traveller* (UK) Ninth Readers' Travel Awards 2006. It is the second time in two years that the hotel has been voted amongst the world's top, having been ranked 8th in the Overseas Leisure Hotels category in 2005. It was also voted the third best hotel in the Top Ten Hotels in Asia category in the 17th *Condé Nast Traveller* Annual Readers' Choice Awards Poll, and won the Best New Business Hotel in Asia Pacific, for the second year running, in the *Business Traveller* Asia Pacific Awards 2003. It was also voted Best New Business Hotel in the World by readers of *Business Traveller* UK/Europe. The Fullerton Square Project won the Leisure category of FIABCI Prix d'Excellence 2003, the highest honour in the international real estate arena recognising developments of excellence.

Q Conrad Hong Kong

Towering 61 floors above Hong Kong's most prestigious ad exclusive shopping and entertainment complex – Pacific Place, Conrad Hong Kong is located within the Central business district and in close proximity to major sites of interest.

The award winning hotel features 513 elegantly appointed rooms and offers business and leisure travellers the optimum in comfort, facilities and service. The property is renowned for spaciousness and breathtaking views of The Peak and Victoria Harbour.

INVESTMENT PROPERTIES


R


S

R Skyline Tower

Skyline Tower is the newest Grade "A" office tower on the northern shores of the Victoria Harbour. Strategically located in the rejuvenating commercial district of Kowloon Bay, the tower offers panoramic sea views and prestigious accommodation. Designed to meet the exacting standards of a competitive market, Skyline Tower represents a new generation of spacious, functional and intelligent buildings. The 39-storey tower offers space ranging from 1,000 sq.ft, to an entire floor measuring more than 28,000 sq.ft.

S Hong Kong Pacific Centre

Located on Hankow Road, Kowloon's prime business hub and only a few minutes' walk from the Tsim Sha Tsui MTR station, the Star Ferry, the China Hong Kong Ferry Terminal and major bus routes. A recent facelift that saw the addition of a modern glass façade and a series of deluxe duplex shops facing Hankow Road has transformed Hong Kong Pacific Centre into a hip retail destination offering well-known brands.

INVESTMENT PROPERTIES


T


U

T **Tsim Sha Tsui Centre**

Tsim Sha Tsui Centre was the very first development in Tsim Sha Tsui East. As such, it stands as a tribute to the Sino Group's pioneering spirit. Today, it proudly serves as the Group's headquarters, and remains an important office-cum-retail property.

Tsim Sha Tsui Centre and the adjacent Empire Centre underwent a major facelift recently, with all the waterfront units transformed into a strip of stylish duplex restaurants, turning the twin building into a premier dining destination of Tsim Sha Tsui East.

U **Raffles City Shanghai**

An ultra modern prime office tower ideally located in the busiest central business area of Huangpu District. It offers 1.35 million sq.ft. of commercial and office space.

REVIEW OF OPERATIONS

(1) LAND BANK

As at 30th June, 2006, Sino Group had 27.5 million square feet of land bank. The Group's land bank now comprises a well-diversified portfolio of properties: residential (57%), commercial (27%), industrial (8%), car parks (5%) and hotels (3%). Most of the developments currently under construction are located in popular locations and conveniently served by various modes of transportation, including railway and subway lines.

The Group's commercial, industrial buildings, car parks and hotels, namely The Fullerton Singapore and Conrad Hong Kong are held mainly for long-term investment, thereby generating a stable stream of recurrent income for the Group. The following table shows the detailed breakdown of the Group's land bank as at 30th June, 2006.

By Status and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Development for Sale	14,712,464	2,357,732	–	12,861	38,750	17,121,807	62%
Properties for Investment/ Own Use	252,677	5,165,917	1,932,095	1,445,288	631,929	9,427,906	34%
Completed Properties for Sale	578,862	40,738	332,122	–	–	951,722	4%
	15,544,003	**7,564,387**	**2,264,217**	**1,458,149**	**670,679**	**27,501,435**	**100%**
Percentage	**57%**	**27%**	**8%**	**5%**	**3%**	**100%**	

By Location and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
New Territories	4,970,191	2,046,859	644,007	1,000,234	–	8,661,291	31%
Kowloon	996,604	2,953,075	1,620,210	391,452	–	5,961,341	22%
Hong Kong Island	318,285	1,141,064	–	53,602	165,506	1,678,457	6%
China	9,258,923	1,321,213	–	12,861	38,750	10,631,747	39%
Singapore	–	102,176	–	–	466,423	568,599	2%
Total	**15,544,003**	**7,564,387**	**2,264,217**	**1,458,149**	**670,679**	**27,501,435**	**100%**

REVIEW OF OPERATIONS

(1) LAND BANK *(Continued)*

Land Bank – Breakdown by Usage
(As at 30th June)


Million Square Feet
30.0
25.0
20.0
15.0
10.0
5.0
0
17.0
0.7
1.6
2.4
5.7
6.6
18.8
0.7
1.6
2.4
5.9
8.2
21.3
0.7
1.6
2.4
6.0
10.6
27.8
0.7
1.6
2.4
7.0
16.1
27.5
0.7
1.4
2.3
7.6
15.5
2002
2003
2004
2005
2006
Hotel
Car Park
Industrial
Commercial
Residential

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR

One SilverSea (100% owned)
18 Hoi Fai Road, West Kowloon

The site is located at the waterfront of West Kowloon Reclamation area. It is adjacent to Island Harbourview and is about a 5-minute walk from the MTR Olympic Station. The project offers approximately 700 residential flats and 112,483 square feet of commercial space. Marketing of the project commenced in September 2005 and it was very well received with over 80% of the total residential units sold. An occupation permit was obtained in June 2006.

Mount Beacon (33.3% owned)
20 Cornwall Street, Kowloon Tong, Kowloon

The site is located in the most sought after area in Kowloon Tong within easy walking distance from the MTR and KCR Kowloon Tong Stations. The luxury development comprises 197 residential apartments and 22 luxurious townhouses with full clubhouse facilities. It was rolled out to market in July 2005 to an encouraging response from the market. Over 70% of all the units have now been sold. The development was completed in April 2006. The apartments and houses sold have been handed over to the owners since August 2006.

Review of Operations *(Continued)*

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR *(Continued)*

One HoneyLake, Shenzhen, PRC (50% owned)
Xiangmei Road, Futian District, Shenzhen, PRC

The Group has formed a 50/50 joint venture with a renowned property company to acquire a prime site alongside the Honey Lake in Futian District, Shenzhen from a public land auction in April 2004. The development affords a total of 447 luxurious residential units consisting of 14 semi-detached houses, 79 terrace houses, 36 low-rise villas and 318 high-rise apartments. Phase I was completed in financial year 2005/2006 and the remaining units comprising mainly high-rise apartments are expected to be completed within the financial year 2006/2007.

Chengdu International Community, Sichuan, PRC (20% owned)
Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC

Acquired in 2004, the site is jointly developed with a renowned property company. Upon completion, the development will yield a total of approximately 13 million square feet of gross floor area comprising approximately 8,000 residential units, approximately 721,000 square feet of commercial space and approximately 193,000 square feet of hotel. During the financial year 2005/2006, approximately 1,170 residential units were launched onto the market with over 80% of the units launched sold. Part of Phase I with approximately 312,000 square feet of residential space was completed in the financial year ended 30th June, 2006. The entire project is expected to be completed in phases over the next few years up to 2010.

(3) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED IN PREVIOUS YEAR

Residence Oasis (60% owned)
MTR Hang Hau Station, Tseung Kwan O, New Territories

The Group was awarded the tender to develop a residential-cum-shopping mall project with a total gross floor area of approximately 1.5 million square feet over the MTR Hang Hau Station in June 2002. The project comprises 2,130 residential units in 6 towers, complemented by a residents clubhouse of approximately 180,000 square feet. The clubhouse, which offers a wealth of leisure and sports facilities such as an 80 metres outdoor swimming pool, a 400 metres long jogging trail and barbecue facilities, is highlighted with a children's play area with an innovative design concept. Named 'Kids Town', the play area is divided into different sections, each of which has its own distinctive features and facilities that help to foster a child's interests. The project had been well received by the market since its initial launch in 2003, and virtually all units have been sold. The occupation permit for the development was obtained in December 2004.

Review of Operations *(Continued)*

(3) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED IN PREVIOUS YEAR *(Continued)*

The Royal Oaks (100% owned)
8 Kam Tsin South Road, Sheung Shui, New Territories

This unique low-density development is located on a scenic Sheung Shui country estate adjacent to The Hong Kong Golf Club and HKJC Beas River Country Club. The development consists of 44 quality detached country style houses. The occupation permit of this project was obtained in December 2004.

St Andrews Place (100% owned)
38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories

This unique low-density development, which comprises 26 quality detached houses, each with individual car-port, is situated in an exquisite area of the New Territories close to the Hong Kong Golf Club and HKJC Beas River Country Club. The occupation permit was obtained in June 2005.

Anglers' Bay (50% owned)
18 Castle Peak Road, Sham Tseng, New Territories

The development consists of some 248 residential units in 2 towers with a total gross floor area of 177,335 square feet, affording a panoramic view of the Ma Wan Channel and Tsing Ma Bridge. Marketing of the project started in July 2003 and the occupation permit was obtained in October 2004. Over 98% of all the units have been sold.

Caldecott Hill (33.3% owned)
2 Caldecott Road, Piper's Hill, Kowloon

This redevelopment project, located at the mid-levels of Piper's Hill, consists of 88 luxurious low-rise and low-density residential apartments with views overlooking the Kowloon Peninsula. The project, was marketed in March 2004 with over 80% of the units sold. The occupation permit was obtained in November 2004.

Parc Palais (30% owned)
18 Wylie Road, King's Park, Kowloon

This luxurious residential estate consists of 700 flats and a 3-storey clubhouse/car park podium and is located in King's Park, one of the most sought after residential areas in Kowloon. The development was completed in February 2004 and over 94% of the total number of residential units has already been sold by now since it was launched onto the market in August 2003.

Review of Operations *(Continued)*

(4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES

Vision City (100% owned)
1 Yeung Uk Road, Tsuen Wan, New Territories

Acquired in July 2002, the site is opposite to the Tsuen Wan City Hall and about an 8-minute walk from the MTR Tsuen Wan Station and a 5-minute walk from Tsuen Wan West Station on KCR West Rail. Approximately 1,466 residential flats in 5 towers with a total gross floor area of approximately 1.15 million square feet and over 245,000 square feet of retail space are expected to be built. The development was launched to the market in April 2006 with over 40% of the total units sold. This project is expected to be completed in the financial year 2006/2007.

Ho Tung Lau Site (100% owned)
STTL 470, Shatin, New Territories

The Group was awarded the development rights of Ho Tung Lau from Kowloon-Canton Railway Corporation in November 2002. The site is opposite to Shatin Race course and only a 1-minute walk from the KCR Fo Tan Station. Upon its completion which is estimated in March 2008, the project will yield a total of approximately 1.3 million square feet of residential space providing over 1,370 units in 10 towers and 21,528 square feet of retail space.

Wu Kai Sha Site (100% owned)
STTL 530, Wu Kai Sha, New Territories

On 24th June 2005, the Group was awarded the tender by Kowloon-Canton Railway Corporation to develop a 367,601 square feet site atop the KCR Wu Kai Sha Station on the East Rail Extension. Upon completion expected in the financial year 2008/2009, the project will yield a total of 1.8 million square feet of residential space and 43,056 square feet of retail space. It is anticipated that a total of over 2,300 high-quality residential units with special features and design will be built on this project.

53 Conduit Road, Hong Kong (100% owned)
The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613, Hong Kong Island, Hong Kong

In August 2004, the Group successfully won a tender from a private landlord to redevelop this prime residential site. This luxury residential development will yield a total of 64,272 square feet of gross floor area. Construction is expected to be completed in the financial year 2008/2009.

Review of Operations *(Continued)*

(4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES *(Continued)*

464-474 Castle Peak Road, Sham Shui Po, Kowloon (100% owned)
New Kowloon Inland Lot No. 1175 – 1177, Kowloon

In August 2004, the Group entered into a sale and purchase agreement for a site of approximately 6,449 square feet located in Sham Shui Po, Kowloon. The site has been designated for residential and retail developments. The project is only a 5-minute walk from MTR Lai Chi Kok Station. A total of 59,028 square feet of gross floor area with over 130 residential units will be built. The project is expected to be completed in July 2007.

Fuk Wing Street and Fuk Wa Street, Sham Shui Po, Kowloon (100% owned)
New Kowloon Inland Lot No. 6425, Kowloon

In September 2004, the Group successfully won the joint development contract from the Urban Renewal Authority to develop the site at Fuk Wing Street/Fuk Wa Street in Sham Shui Po, which is only a 2-minute walk from the MTR Sham Shui Po Station. On completion, the development will yield a total of 134,044 square feet of gross floor area. The site will be developed for residential and retail purposes. Over 170 units will be built for this project. The project is scheduled for completion in the financial year 2007/2008.

Yeung Uk Road Site, Tsuen Wan, New Territories (100% owned)
TWTL 394, Tsuen Wan, New Territories

The Group was awarded the development rights by the Urban Renewal Authority to redevelop a site in Yeung Uk Road in Tsuen Wan in April 2004. The development will be well served by a wide range of public transportation including the two railway line KCR West Rail as well as MTR Tsuen Wan Line. Upon completion, this development will offer 288,160 square feet of residential space and 191,568 square feet of retail space. Approximately 270 units will be built on completion. Combining the residential and retail spaces of Vision City project, it will create a shopping hub for the entire centre of Tsuen Wan. Construction will be completed in the financial year 2008/2009.

305 Castle Peak Road, Sham Shui Po, Kowloon (100% owned)
New Kowloon Inland Lot No. 939, Kowloon

Acquired in October 2004, the site is located in Sham Shui Po area and it is about a 3-minute walk from MTR Cheung Sha Wan Station. The development affords over 130 residential units with a total gross floor area of 65,042 square feet. The project is expected for completion in the financial year 2007/2008.

Review of Operations *(Continued)*

(4) HIGHLIGHTS OF THE GROUP'S MAJOR DEVELOPMENT PROPERTIES *(Continued)*

Ma Wo, Tai Po, New Territories (100% owned)
TPTL 179, Tai Po, New Territories

In November 2004, the Group entered into a sale and purchase agreement for a plot of agricultural land of 63,603 square feet in Ma Wo, Tai Po, New Territories. The site will be used for residential development. Modification of the lease has been granted by the HKSAR Government. It is expected that a total of 114,486 square feet of gross floor area will be completed in May 2008.

Junction of Sheung Yuet Road and Wang Chiu Road, Kowloon Bay, Kowloon (100% owned)
New Kowloon Inland Lot No. 6310, Kowloon Bay, Kowloon

The site was acquired through a land auction on 22nd February, 2005. Conveniently located near MTR Kowloon Bay Station and connected by the East Kowloon Expressway, this commercial building will offer approximately 609,027 square feet of gross floor area upon completion in July 2008. It is anticipated that a mix of office and retail spaces will be built to optimise rental returns.

256 Hennessy Road, Wan Chai, Hong Kong Island (100% owned)
IL 2769, Wan Chai, Hong Kong

The site was acquired in December 2004. It is conveniently located in a vibrant business area near MTR Wan Chai Station. The site is designated for commercial development. Upon completion expected in October 2007, the building will contain 71,862 square feet of commercial space.

Zhangzhou Site, Fujian Province, PRC (100% owned)
2004G12 North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC

The site was acquired on 2nd June, 2005 with a substantial portion designated for residential development and a minor portion for commercial use. Upon completion which is expected to be by phases and beyond 2010, a total of approximately 5.3 million square feet of gross floor area will be built. Subject to final design and construction plan, it is anticipated that a total of approximately 4,000 residential units will be built.

Review of Operations *(Continued)*

(5) PROPERTIES FOR INVESTMENT/OWN USE

The Group's properties for investment, including attributable share in associated companies, was approximately 9.4 million square feet as at 30th June, 2006. The portfolio comprises properties of diversified usage:

Use	**Gross Floor Area** (Square feet)	**Percentage**
Office/Retail	5,165,917	54%
Industrial	1,932,095	20%
Car parks	1,445,288	15%
Hotels	631,929	8%
Residential	252,677	3%
	9,427,906	

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue reached a new benchmark of HK$1,400 million for the financial year 2005/2006.

Gross Rental Income
(including those from associated and related companies attributable to the Group)
(For the years ended 30th June)


(HK$ Million)
1,600
1,400
1,200
1,000
800
600
400
200
0
1,106
1,110
1,133
1,226
1,400
2002
2003
2004
2005
2006
Year

Review of Operations (Continued)

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE

Tuen Mun Town Plaza, Phase I (100% owned)
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories

In the eighteen years since its completion, Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the West Rail Tuen Mun Terminus, the local Light Rail system and bus terminus, the shopping mall draws substantial pedestrian traffic from the transport system that links the western New Territories. The occupancy rate for the entire retail complex was close to full occupancy throughout the year.

Olympian City 1 and 2 (30% and 42.5% owned respectively)
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon

These two shopping malls are part of the developments which surround the MTR Olympic Station in West Kowloon, a massive section of land reclaimed from Victoria Harbour. Both Olympian City 1 and 2 are inter-connected and linked to the MTR Olympic Station and offer in excess of 650,000 square feet of retail spaces. This development is only 5 minutes from Central and about 18 minutes to Chek Lap Kok Airport on the MTR's Tung Chung Line.

Olympian City 2, with its 3 levels of shopping, 80,000 square feet of open piazza, a variety of retail outlets, a cinema and a bowling alley not only affords the consumer an excellent choice of entertainment and retail shopping, but also the opportunity to dine in a wide selection of restaurants. The mall is equipped with numerous plasma televisions, projector screens and a large outdoor LED screen which provide visual entertainment and other information to shoppers. To further enhance pedestrian flow and the popularity of the mall and promote customer loyalty, activities such as stage performance, lucky draw, family oriented events and joint promotions with movie companies and broadcasting media are organised on a regular basis. The mall achieved high occupancy throughout the year.

Island Resort Mall (40% owned)
28 Siu Sai Wan Road, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space over three levels and in excess of 1,200 car parks offering a rich array of consumer choice. The ground floor comprises an air-conditioned public transport interchange. Served by different bus companies with more than 20 bus routes, it links popular locations across the territory. The mall not only features fine retail shopping opportunities but also the relaxed appeal of a spacious promenade where one can enjoy the view of the Victoria Harbour. The mall enjoys high occupancy.

Review of Operations *(Continued)*

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

China Hong Kong City (25% owned)
33 Canton Road, Tsim Sha Tsui, Kowloon

China Hong Kong City, a development of 2.6 million square feet incorporating retail, offices, hotel, traffic interchange and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and passenger facilities for the China Ferry Terminal have led to it's being recognised as the 'Golden Gateway to China'. With a continued expansion in traffic between Hong Kong and China's coastal cities (including Macau), the pedestrian flow in the complex is enjoying encouraging growth, underpinning good business opportunities for office tenants, the retail tenants and hotel operation. The renovation of the retail space was completed in November 2003. The new retail ambience will reflect contemporary European style and inspiration. This new architectural design and finishes, coupled with a new and exciting retail mix, promises a new shopping experience for visitors, commuters and shoppers. With this facelift, pedestrian flow recorded strong growth and demand for the retail space showed improvement.

Oceania Heights (100% owned)
2 Hoi Chu Road, Tuen Mun, New Territories

Located in one of the fastest growing new towns of New Territories, the development is close to major traffic arteries and can be conveniently reached by various transport means including KCR West Rail. The existing local Light Rail system provides a convenient link with new towns within North West New Territories. The site is well served by public recreational facilities, schools and is approximately a 10-minute walk from Tuen Mun Town Plaza, Phase I. All the 544 resident units have been sold. The occupation permit of the project was obtained in September 2004. The 29,082 square feet of retail space have been retained as rental property providing good rental to the Group.

The Fullerton Singapore and One Fullerton (100% owned)
1 Fullerton Square and 1 Fullerton Road, Singapore

The Fullerton Singapore, characterised by its unique heritage building structure and contemporary interior design, is located in the heart of the Singapore Central Financial and Business District and on the seafront. Re-developed into a prestigious, world-class, 5-star deluxe hotel with 400 rooms and suites and linked by a subway with its adjacent commercial complex on the seafront, the project was completed in December 2000. During the financial year 2005/2006, the hotel achieved strong growth mainly due to rising business activities and tourist arrivals.

Review of Operations *(Continued)*

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

The Fullerton Singapore and One Fullerton *(Continued)*
The project has received a number of awards in recognition of its architectural design and concept. Awards received include Awards of Excellence by Urban Land Institute (2004), FIABCI Prix d'Excellence under the Leisure Category Winner (2003), Urban Redevelopment Authority Architectural Heritage Award 2001 and the Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category). In terms of quality of service, the hotel clinched the 8th highest spot in the Overseas Business Hotels category of the Condé Nast Traveller (UK) Ninth Readers' Travel Awards 2006, won the 4th Best Business Hotel in Asia and 5th Best Conference Hotel in Asia in the Smart TravelAsia.com Best in Travel Poll 2006. It was ranked 2nd in the Best Hotel in Singapore (2005) by Finance Asia Business Travel Poll Awards. It was on the Condé Nast Traveler Gold List (2005) and was awarded the eighth in Condé Nast Traveller (UK) Readers' Travel Awards – Overseas Leisure Hotels, Asia & the Indian Subcontinent, the third in Condé Nast Traveler Readers' Choice Awards Top Ten Hotels, Asia Category in 2004. It was voted as one of the World's Best Hotels by Institutional Investor and bestowed SPRING Singapore (Standards, Productivity and Innovation Board) Singapore Service Class Award in 2004.

Conrad Hong Kong (30% owned)
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major retail-shopping complex on Hong Kong Island and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region. In the financial year 2005/2006, the hotel was awarded The World's 500 Best Hotels by Travel & Leisure magazine, USA and Best Hotels in Asia by Asian Legal Business magazine, Hong Kong. It was also on the 2006 Gold List of the Condé Nast Traveller magazine.

Central Plaza (10% owned)
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of the Victoria Harbour, is recognized as the one of the tallest buildings in Asia. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. Located next to the Hong Kong Convention & Exhibition Centre, its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and the occupancy is satisfactory.

Review of Operations *(Continued)*

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

Skyline Tower (50% owned)
39 Wang Kwong Road, Kowloon Bay, Kowloon

This office redevelopment project located next to the East Kowloon Expressway was formerly known as Ahafa Cargo Centre and is about an 8-minute walk from the MTR Kowloon Bay Station. The project was completed in November 2003, providing a total attributable gross floor area of 413,915 square feet. It has achieved high occupancy with favourable rental in financial year 2005/2006.

The Centrium (70% owned)
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall to match and complement the flamboyant atmosphere and popular restaurants nearby.

Futura Plaza (100% owned)
111-113 How Ming Street, Kwun Tong

This 26-storey building located in Kwun Tong is approximately 3-minute walk from the MTR Kwun Tong Station. The property has been converted its usage from industrial usage to an office building. The project was completed in November 2001 and its occupancy rate is satisfactory.

148 Electric Road (100% owned)
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of businesses and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet. The project has enjoyed high occupancy.

Review of Operations *(Continued)*

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

Tsim Sha Tsui Centre (45% owned)
Salisbury Road, Tsim Sha Tsui East, Kowloon

Tsim Sha Tsui Centre, located centrally in Tsim Sha Tsui East, is surrounded by several international-class hotels. The building is a popular choice for trading and manufacturing companies requiring office space. The completion of East Tsim Sha Tsui Extension on the KCR East Rail has been instrumental in bringing in more shoppers' traffic into the area. The Tsim Sha Tsui Promenade Beautification Scheme scheduled for completion by phases by 2006 will further boost traffic flow to the area as well. The occupancy rate for this property is satisfactory.

Hong Kong Pacific Centre (100% owned)
28 Hankow Road, Tsim Sha Tsui, Kowloon

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road.

Pacific Plaza (100% owned)
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel, and incorporates a future MTR exit on the ground level. This attractive commercial building of 23 storeys provides 131,960 square feet gross floor area of office space and a 32,500 square feet shopping podium.

Omega Plaza (100% owned)
32 Dundas Street, Kowloon

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property has 19 storeys of office space and a 4-storey shopping podium.

One Capital Place (100% owned)
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained satisfactory occupancy.

Review of Operations *(Continued)*

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

Cameron Plaza (100% owned)
23 Cameron Road, Tsim Sha Tsui, Kowloon

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. Both the retail space and the office floors enjoy high occupancy.

Marina House (100% owned)
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Island's busiest districts, the commercial development provides 119,298 square feet of office space over a shopping podium and a basement car-park.

Sunley Centre (100% owned)
9 Wing Yin Street, Tsuen Wan, New Territories

The Centre was acquired in June 2002. This 18-storey and 170,570 square feet industrial building is located at the centre of the Tsuen Wan Industrial Zone and is close to the Kwai Chung terminals. The property is fully let.

Commercial Parts of Rosedale Gardens (100% owned)
133 Castle Peak Road, Tuen Mun, New Territories

Acquired in May 2005, the commercial parts of Rosedale Gardens comprise two-level shopping arcade of approximately 35,213 square feet and 38 carparking spaces. It is conveniently located near KCR Light Rail's Ho Fuk Tong Station.

Raffles City Shanghai (19% owned)
Plot 105 A & B, 228 Xizang Road, Central, Huangpu District, Shanghai

The building is jointly developed by several international property developers. The 46-storey prime office tower is located in the central business area of Huangpu District and surrounded by boutique shops that attract heavy pedestrian flow. The project was completed in October 2003, yielding a total of 1.35 million square feet of gross floor area. The retail precinct is fully occupied whereas the office space has enjoyed high occupancy.

Review of Operations *(Continued)*

(7) CORPORATE AFFAIRS

The Group affirms its commitment to maintaining a high degree of corporate transparency as well as good communication with banks, research analysts and investors. The Corporate Finance Department has used various channels including regular meetings with investors, fund managers and analysts; investor conferences; site visits, result briefings and the web site (www.sino-land.com) to disseminate information on the Group's latest developments. During the financial year 2005/2006, we have attended a total of 5 investor conferences and participated in 8 non-deal roadshows.

Date	Type	Region/Country/City	Organiser
Sep-05	Conference	Hong Kong	CLSA Limited
Sep-05	Non-deal roadshow	Hong Kong	CLSA Limited and HSBC Securities (Asia) Limited
Sep-05	Conference	New York	J.P. Morgan Securities (Asia Pacific) Limited
Oct-05	Non-deal roadshow	Europe	Goldman Sachs (Asia) L.L.C.
Oct-05	Non-deal roadshow	Tokyo	DBS Vickers (HK) Limited
Nov-05	Conference	Singapore	Morgan Stanley Dean Witter Asia Limited
Jan-06	Non-deal roadshow	Tokyo and Singapore	HSBC Securities (Asia) Limited
Feb-06	Conference and Non-deal roadshow	Europe	ABN AMRO Asia Limited
Mar-06	Non-deal roadshow	Hong Kong	HSBC Securities (Asia) Limited
Mar-06	Non-deal roadshow	Europe and United States	HSBC Securities (Asia) Limited
May-06	Conference	Sydney	Macquarie Securities Limited
May-06	Non-deal roadshow	United States	J.P. Morgan Securities (Asia Pacific) Limited

In September 2006, Sino Land obtained the following awards in the 'Euromoney 2006 Awards for Excellence' in recognition of its market strength, profitability, growth potential and quality of management and earnings:

No.1 – 'Most Improved Best Managed Company in Asia'
No.3 – 'Best Managed Company in Hong Kong'
No.5 – 'Best Managed Property Company in Asia
Top ten – 'Best Managed Company Overall in Asia'

Management would like to thank everyone who nominated Sino Land for this year's awards. The encouragement and support from investment and finance professionals will continue to motivate management to further improve the quality of the products and services.

Sino Land is one of the constituent stocks in the Hang Seng Index as well as Hang Seng Properties Sub-index.

Review of Operations *(Continued)*

(7) CORPORATE AFFAIRS *(Continued)*

Sino Club, established in July 1997, has now grown to a membership base of close to 60,000 members. To enhance communication between the Group and its customers including property owners, residents and tenants, as well as the general public, Sino Club has bridged the gap with its members through newsletter, web site and e-mail.

Efforts have also been put into focusing more on web-based channels of communication to help save paper. Members are offered a wide range of shopping and hospitality incentives at the Group and Group-related malls and hotels both in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and can enjoy activities arranged exclusively for them. As the Group markets more residential units and commercial space, Sino Club will see a further increase in its membership.

The Group regards staff training and development as one of its most important management objectives, and an integral part of building professionalism and integrity and maintaining excellence in service quality. During the year, the Group organised various types of training programmes for its employees to further enhance staff development and productivity. The Group arranges a broad range of seminars and training in customer service, language, environmental conservation and information technology to broaden the knowledge, skill and ultimately the quality of service provided by it's employees. The Group takes advantage of the many different channels of communication available, including the Internet and internal computer network facilities to promote the exchange of information and improve efficiency.

(8) EMPLOYEE PROGRAMME

Human capital is one of the most important assets of the Group. As at 30th June, 2006, the Group employed approximately 6,400 staff members. During the financial year 2005/2006, the Group held various internal and external training programmes for its employees designed, inter alia, to raise yet higher the standard of service, promote staff's awareness of the need to first understand the varying needs of their customers better to provide them with quality care and service. Language proficiency, professional knowledge, management know-how, corporate governance, productivity and efficiency are all areas that are addressed by various programmes and seminars.

Courses are organized to improve language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation. Office administration, property management and project management as well as knowledge in relation to corporate governance are also high on the training agenda.

Review of Operations *(Continued)*

(8) EMPLOYEE PROGRAMME *(Continued)*

Our mission is to be recognized as the Group that consistently provides Hong Kong with the very best in products and service and, ultimately, to make the Group the 'The Preferred Choice for Customers, Investors and Employees'.

New courses will continually be developed to meet corporate and specific career planning needs. During the year, a number of new courses or seminars were introduced, comprising seminars on the new code of corporate governance, issues in relation to connected transactions and notifiable transactions and code for dealing in the company's securities by relevant employees to enable all the key and relevant staff to better understand the issues involved.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff members, in particular those in front-line positions, must uphold meticulous standards in customer service.

The Group has always laid particular emphasis on promoting good team-work as an essential element in the efficient and effective use of human resources, internal procedures and systems. Teamwork serves to focus individual achievement upon the objectives of the Group, which results in better quality of products and services. During the financial year 2005/2006, several workshops and seminars on team-building and leadership were organised in order to promote the spirit and skills of teamwork.

(9) PROPERTY MANAGEMENT

As a fully integrated company, the Group provides property management, cleaning, security, building maintenance and related services through its wholly-owned subsidiaries, Sino Estates Management Limited ("SEML"), Sino Estates Services Limited, Best Result Cleaning Services Limited, Sino Security Services Limited and its associated company, Sino Parking Services Limited. The property management portfolio will continuously expand in parallel with the property development programme of the Group. The Group's management portfolio consists of over 170 projects with an aggregate gross floor area in excess of 48 million square feet.

Review of Operations *(Continued)*

(9) PROPERTY MANAGEMENT *(Continued)*

During the financial year 2005/2006, the Group carried out comprehensive training programme on a regular basis, covering all aspects of property management with the main emphasis being on customer service. Management continues to stress the need for excellent communication and to this end actively encourages staff to attend the various language courses provided by the Group and upgrade the existing communication system and channels to ensure information and instructions can be cascaded down to all relevant levels of staff; good and constructive ideas and suggestions for further improvement in quality of service can be passed to senior executives effectively.

To cope with the Group's expansion of its property management operations and to meet customers' expectations of quality service and lifestyle environments, the Group will continue to review, and where necessary upgrade, its services to achieve even higher standards of property management services.

During the financial year under review, SEML received a number of awards from HKSAR Government in recognition of its quality of service, management capability and promotion of environmental protection. It also participated in a number of charitable events.

SEML has identified the importance of saving energy for environmental protection and cost saving for the customers. Considerable efforts have been made to ensure energy is more efficiently use in the past few years. As a result of these endeavours, SEML has been able to lower levels of electricity consumption in four main areas namely lighting, electrical appliances or equipment, air conditioning and lift and escalator. Approximately ten properties being managed by SEML was granted certificates under The Hong Kong Energy Efficiency Registration Scheme for Buildings by the Electrical and Mechanical Services Department of the HKSAR Government in the financial year 2005/2006. On accumulated basis, over 50 buildings have received the certificates.

During the financial year ended 30th June, 2006, SEML received awards in the Quality Building Management Competition organised by district councils for acknowledging its outstanding service standard and quality for fourteen buildings that it manages. SEML will continue to improve its service in its pursuit of better lifestyle for its customers.

Review of Operations *(Continued)*

(9) PROPERTY MANAGEMENT *(Continued)*

In the pursuit of healthy living and a better quality of life, SEML has made efforts to keep high standard of hygiene. Over thirty projects in which SEML provides management services were awarded certificates under the Fresh Water Plumbing Quality Maintenance Recognition Scheme by the Water Supplies Department of the HKSAR. Two projects being managed by SEML were granted Gold Award in 2006 Best Landscaping Awards (non-residential properties) and about nine projects received Indoor Air Quality Certificate.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company specializing in cleaning, pest control, grease and water tank cleaning, achieved two awards in the financial year 2005/2006: Champion in 2005 Kwun Tong Cleaning Competition (Private Housing) by Kwun Tong District Council and Kwun Tong District Office for upholding the high standard of cleaning in Metro Centre II and Champion in 2005 Best Cleaning Contractor Award by Property Management Department of MTR Corporation Limited for two projects namely Central Park and Park Avenue for which the company undertakes cleaning service.

Sino Security Services Limited, a wholly-owned subsidiary of the Company, has continued to donate its used-uniforms to the Salvation Army on a regular basis since 2004. The Youth Pre-employment Training Programme, first began in 2001, will continue as an on-going programme to assist young people who are interested in gaining more on-the-job training and experience. It received the Certificate of The Best Employer from Hong Kong Workers' Health Centre and Certificate of Outstanding Performance from Employees Retraining Board in October 2005 and January 2006 respectively.

The Group will through its property management arms Sino Estates Management Limited, Sino Security Services Limited and Best Result Cleaning Services Limited continue to explore new business opportunities and widen the scope of their business activities to enhance shareholder value.

Review of Operations *(Continued)*



Mount Beacon

AUDITORS' REPORT

Deloitte.
德勤

TO THE SHAREHOLDERS OF
SINO LAND COMPANY LIMITED
信和置業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Sino Land Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") on pages 79 to 158 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 18th September, 2006

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2006

	NOTES	2006 HK$	2005 HK$ (as restated)
Turnover	7	**8,328,333,552**	4,150,741,802
Cost of sales		**(2,426,176,996)**	(1,399,411,315)
Direct expenses		**(848,586,978)**	(679,533,710)
Gross profit		**5,053,569,578**	2,071,796,777
Increase in fair value of investment properties		**1,198,027,120**	1,828,505,571
Other income		**64,201,338**	45,076,413
Profit on disposal of investments in other securities		**–**	108,548,998
Unrealised holding gain on investments in trading securities		**–**	133,934,961
Gain arising from change in fair value of trading securities		**86,327,063**	–
Loss on disposal of available-for-sale investments		**(919,261)**	–
Administrative expenses		**(456,310,491)**	(396,134,413)
Finance income	9	**233,295,916**	69,668,496
Finance costs	10	**(434,299,262)**	(171,306,390)
Net finance costs		**(201,003,346)**	(101,637,894)
Share of results of associates	11	**1,270,087,789**	2,146,808,328
Profit on disposal of a subsidiary		**–**	57,000,000
Profit before taxation	12	**7,013,979,790**	5,893,898,741
Income tax expense	15	**(963,377,068)**	(429,778,278)
Profit for the year		**6,050,602,722**	5,464,120,463
Attributable to:			
Equity holders of the Company		**6,017,327,254**	5,175,950,540
Minority interests		**33,275,468**	288,169,923
		6,050,602,722	5,464,120,463
Dividends	16	**856,440,877**	669,627,706
Earnings per share	17		
Basic		**139.61 cents**	119.73 cents
Diluted		**133.05 cents**	116.49 cents

BALANCE SHEETS

At 30th June, 2006

	NOTES	THE COMPANY 2006 HK$	THE COMPANY 2005 HK$ (as restated)	THE GROUP 2006 HK$	THE GROUP 2005 HK$ (as restated)
Non-current assets					
Investment properties	18	–	–	**20,663,840,276**	18,882,180,537
Hotel property	19	–	–	**820,861,230**	763,571,224
Property, plant and equipment	20	–	–	**67,288,392**	65,831,426
Prepaid lease payments – non-current	21	–	–	**402,334,101**	357,029,722
Investments in subsidiaries	22	**42,861,795**	49,716,776	–	–
Advance to a subsidiary	22	**6,130,200,000**	17,129,998,571	–	–
Interests in associates	23	**515,741,342**	515,741,342	**4,902,553,731**	3,611,762,605
Available-for-sale investments	24	**965,274,845**	–	**3,089,496,220**	–
Investments in securities	26	–	948,238,960	–	1,541,060,100
Advances to associates	23	–	2,840,000	**8,122,751,555**	7,144,920,210
Advances to investee companies	27	–	–	**16,232,009**	18,786,862
Other non-current asset	26	–	300,000	–	300,000
Long-term loans receivable	28	–	–	**181,444,485**	417,554,118
		7,654,077,982	18,646,835,649	**38,266,801,999**	32,802,996,804
Current assets					
Properties under development		–	–	**15,423,272,565**	10,701,273,470
Stocks of unsold properties		–	–	**2,208,033,690**	1,508,162,626
Hotel inventories		–	–	**22,183,233**	20,928,947
Prepaid lease payments – current	21	–	–	**4,495,355**	4,295,942
Trading securities	25	**658,829,550**	–	**661,354,050**	–
Investments in securities	26	–	572,753,353	–	575,025,853
Amounts due from subsidiaries	22	**20,543,562,910**	8,885,267,959	–	–
Amounts due from associates	23	**12,785,283**	4,405,389	**898,869,248**	1,416,080,967
Accounts and other receivables	29	**5,695,269**	5,976,706	**6,230,059,015**	929,221,029
Current portion of long-term loans receivable	28	–	–	**8,474,210**	21,243,879
Taxation recoverable		–	–	**239,375,867**	225,700,971
Restricted bank deposits	30	–	–	**259,592,141**	184,232,581
Time deposits, bank balances and cash	30	**614,090**	553,822	**2,972,714,890**	2,727,962,734
		21,221,487,102	9,468,957,229	**28,928,424,264**	18,314,128,999
Current liabilities					
Accounts and other payables	31	**4,676,859**	2,357,880	**3,104,271,846**	1,491,980,103
Amounts due to associates	23	**48,181,161**	40,804,350	**220,601,970**	263,821,581
Taxation payable		**34,500,000**	–	**909,913,711**	234,612,742
Current portion of long-term bank loans	32	–	–	**411,826,470**	386,447,000
Bank loans	32				
– secured		**4,564,000**	4,564,000	**1,998,942,600**	193,964,000
– unsecured		–	–	**1,100,000,000**	–
Secured other loans	33	–	–	**17,413,760**	28,443,781
		91,922,020	47,726,230	**7,762,970,357**	2,599,269,207
Net current assets		**21,129,565,082**	9,421,230,999	**21,165,453,907**	15,714,859,792
		28,783,643,064	28,068,066,648	**59,432,255,906**	48,517,856,596

BALANCE SHEETS *(Continued)*

At 30th June, 2006

	NOTES	THE COMPANY 2006 HK$	2005 HK$ (as restated)	THE GROUP 2006 HK$	2005 HK$ (as restated)
Capital and reserves					
Share capital	35	**4,303,699,473**	4,348,057,662	**4,303,699,473**	4,348,057,662
Share premium and reserves	36	**24,479,943,591**	23,720,008,986	**35,442,153,676**	30,279,048,433
Equity attributable to equity holders of the Company		**28,783,643,064**	28,068,066,648	**39,745,853,149**	34,627,106,095
Minority interests		**–**	–	**39,711,496**	27,236,028
Total equity		**28,783,643,064**	28,068,066,648	**39,785,564,645**	34,654,342,123
Non-current liabilities					
Long-term bank borrowings – due after one year	32	**–**	–	**13,365,819,870**	7,639,748,509
Convertible bonds	34	**–**	–	**2,221,745,487**	2,258,927,488
Deferred taxation	37	**–**	–	**1,885,620,255**	1,705,016,202
Advances from associates	38	**–**	–	**1,928,166,722**	1,877,508,835
Advances from minority shareholders	39	**–**	–	**245,338,927**	382,313,439
		–	–	**19,646,691,261**	13,863,514,473
		28,783,643,064	28,068,066,648	**59,432,255,906**	48,517,856,596

The financial statements on pages 79 to 158 were approved and authorised for issue by the Board of Directors on 18th September, 2006 and are signed on its behalf by:

Robert NG Chee Siong
Chairman

Thomas TANG Wing Yung
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June, 2006

	Attributable to equity holders of the Company									
	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Recognition of equity component of convertible bonds HK$	Investment revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$	Minority interests HK$	Total HK$
At 30th June, 2004 – originally stated	4,306,022,975	10,639,281,855	164,246,000	-	184,348,460	(7,456,447)	14,476,376,002	29,762,818,845	(585,933)	29,762,232,912
Effect of changes in accounting policies *(Note 3)*	-	-	-	-	-	-	(135,018,300)	(135,018,300)	(94,796,404)	(229,814,704)
At 30th June, 2004 and 1st July, 2004 – as restated	4,306,022,975	10,639,281,855	164,246,000	-	184,348,460	(7,456,447)	14,341,357,702	29,627,800,545	(95,382,337)	29,532,418,208
Surplus on revaluation of investments	-	-	-	-	96,643,774	-	-	96,643,774	-	96,643,774
Exchange differences arising on translation of operations outside Hong Kong	-	-	-	-	-	(2,925,512)	-	(2,925,512)	-	(2,925,512)
Net income (expenses) recognised directly in equity	-	-	-	-	96,643,774	(2,925,512)	-	93,718,262	-	93,718,262
Profit for the year	-	-	-	-	-	-	5,175,950,540	5,175,950,540	288,169,923	5,464,120,463
Revaluation reserves released on disposals	-	-	-	-	(88,622,824)	-	-	(88,622,824)	-	(88,622,824)
Total recognised income and expense for the year	-	-	-	-	8,020,950	(2,925,512)	5,175,950,540	5,181,045,978	288,169,923	5,469,215,901
Shares issued in lieu of cash dividends	69,838,687	-	-	-	-	-	-	69,838,687	-	69,838,687
Premium on issue of shares upon scrip dividends	-	441,325,821	-	-	-	-	-	441,325,821	-	441,325,821
Shares issue expenses	-	(60,000)	-	-	-	-	-	(60,000)	-	(60,000)
Cancellation upon repurchase of own shares	(27,804,000)	-	27,804,000	-	-	-	(205,881,047)	(205,881,047)	-	(205,881,047)
Recognition of equity component of convertible bonds	-	-	-	221,410,687	-	-	-	221,410,687	-	221,410,687
Deferred taxation on equity component of convertible bonds	-	-	-	(38,746,870)	-	-	-	(38,746,870)	-	(38,746,870)
Acquisition of partial interest in subsidiaries	-	-	-	-	-	-	-	-	326,765	326,765
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(165,878,323)	(165,878,323)
Final dividend – 2004	-	-	-	-	-	-	(301,421,608)	(301,421,608)	-	(301,421,608)
Interim dividend – 2005	-	-	-	-	-	-	(368,206,098)	(368,206,098)	-	(368,206,098)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Continued)*

For the year ended 30th June, 2006

	Attributable to equity holders of the Company									
	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Recognition of equity component of convertible bonds HK$	Investment revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$	Minority interests HK$	Total HK$
At 30th June, 2005 - as restated	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,641,799,489	34,627,106,095	27,236,028	34,654,342,123
Effect of changes in accounting policies *(Note 3)*	-	-	-	-	-	-	84,618,548	84,618,548	-	84,618,548
At 1st July, 2005 - as restated	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,726,418,037	34,711,724,643	27,236,028	34,738,960,671
Gain on fair value changes of available-for-sale investments	-	-	-	-	275,434,215	-	-	275,434,215	-	275,434,215
Exchange differences arising on translation of operations outside Hong Kong	-	-	-	-	-	91,990,781	-	91,990,781	-	91,990,781
Income recognised directly in equity	-	-	-	-	275,434,215	91,990,781	-	367,424,996	-	367,424,996
Profit for the year	-	-	-	-	-	-	6,017,327,254	6,017,327,254	33,275,468	6,050,602,722
Revaluation reserves released on disposals	-	-	-	-	730,058	-	-	730,058	-	730,058
Total recognised income for the year	-	-	-	-	276,164,273	91,990,781	6,017,327,254	6,385,482,308	33,275,468	6,418,757,776
Shares issued in lieu of cash dividends	77,073,444	-	-	-	-	-	-	77,073,444	-	77,073,444
Premium on issue of shares upon scrip dividends	-	669,574,617	-	-	-	-	-	669,574,617	-	669,574,617
Shares issue expenses	-	(90,000)	-	-	-	-	-	(90,000)	-	(90,000)
Cancellation upon repurchase of own shares	(131,888,000)	-	131,888,000	-	-	-	(1,330,323,360)	(1,330,323,360)	-	(1,330,323,360)
Issue of shares upon conversion of convertible bonds	10,456,367	86,938,917	-	(8,542,910)	-	-	-	88,852,374	-	88,852,374
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(20,800,000)	(20,800,000)
Final dividend – 2005	-	-	-	-	-	-	(491,050,421)	(491,050,421)	-	(491,050,421)
Interim dividend – 2006	-	-	-	-	-	-	(365,390,456)	(365,390,456)	-	(365,390,456)
At 30th June, 2006	**4,303,699,473**	**11,836,971,210**	**323,938,000**	**174,120,907**	**468,533,683**	**81,608,822**	**22,556,981,054**	**39,745,853,149**	**39,711,496**	**39,785,564,645**

Note: At 30th June, 2006, retained profits in the sum of HK$1,888,549,333 (2005: HK$964,779,707 as restated) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2006

	NOTES	2006 HK$	2005 HK$ (as restated)
OPERATING ACTIVITIES			
Profit before taxation		**7,013,979,790**	5,893,898,741
Adjustments for:			
Finance costs		**434,299,262**	171,306,390
Depreciation		**27,005,816**	27,555,863
Amortisation of prepaid lease payments		**4,370,279**	4,259,126
Loss on disposal of available-for-sale investments		**919,261**	–
Loss on disposal of property, plant and equipment		**241,226**	609,209
Share of results of associates		**(1,270,087,789)**	(2,146,808,328)
Increase in fair value of investment properties		**(1,198,027,120)**	(1,828,505,571)
Finance income		**(233,295,916)**	(69,668,496)
Unrealised holding gain on investments in trading securities		**–**	(133,934,961)
Gain arising from change in fair value of trading securities		**(86,327,063)**	–
Profit on disposal of investment properties		**(240,026)**	(467,207)
Profit on disposal of investments in other securities		**–**	(108,548,998)
Profit on disposal of a subsidiary		**–**	(57,000,000)
Operating cash flows before movements in working capital		**4,692,837,720**	1,752,695,768
Increase in properties under development		**(7,608,133,048)**	(3,666,129,043)
Decrease in stocks of unsold properties		**2,267,935,812**	565,954,407
(Increase) decrease in hotel inventories		**(1,254,286)**	26,206
(Increase) decrease in accounts and other receivables		**(5,300,837,986)**	161,102,768
Increase in trading securities		**(1,134)**	–
Increase (decrease) in accounts and other payables		**1,612,291,743**	(3,635,426,110)
Net change in current accounts with associates		**473,992,108**	250,318,878
Net cash used in operations		**(3,863,169,071)**	(4,571,457,126)
Hong Kong Profits Tax paid		**(124,558,929)**	(107,979,624)
NET CASH USED IN OPERATING ACTIVITIES		**(3,987,728,000)**	(4,679,436,750)
INVESTING ACTIVITIES			
Purchase of available-for-sale investments		**(1,282,334,190)**	–
(Advances to) repayments from associates		**(1,144,622,146)**	738,891,335
Purchase of investment properties		**(405,072,712)**	(102,085,419)
Capital contribution to associates		**(115,171,358)**	(74,280,999)
(Increase) decrease in restricted bank deposits		**(75,359,560)**	54,161,168
Additions of hotel property		**(20,770,775)**	–
Purchase of property, plant and equipment		**(16,983,527)**	(23,367,567)
Dividends received from associates		**384,400,000**	540,990,000
Decrease in long-term loans receivable		**248,879,302**	259,592,623
Interest received		**114,319,019**	69,668,496
Proceeds from disposal of available-for-sale investments		**9,443,082**	–
Repayments from investee companies		**2,554,853**	1,494,657
Proceeds from disposal of investment properties		**2,285,000**	15,717,000
Proceeds from disposal of property, plant and equipment		**536,663**	594,281
Proceeds from disposal of investments in other securities		**–**	269,927,530
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed of)	40	**–**	139,996,378
Acquisition of additional interests in subsidiaries		**–**	326,765
Purchase of investments in other securities		**–**	(286,786,193)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	41	**–**	(133,087,186)
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(2,297,896,349)**	1,471,752,869

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

For the year ended 30th June, 2006

	2006 HK$	2005 HK$ (as restated)
FINANCING ACTIVITIES		
New bank and other loans	**11,968,033,058**	3,382,514,561
Advances from (repayments to) associates	**111,558,337**	(64,159,778)
Repayments of bank and other loans	**(3,361,174,844)**	(1,769,672,260)
Repurchase of own shares	**(1,330,323,360)**	(205,881,047)
Interest paid	**(596,924,441)**	(215,082,876)
Repayments to minority shareholders	**(136,974,512)**	(80,587,433)
Dividends paid	**(109,792,816)**	(158,463,198)
Dividends paid to minority shareholders	**(20,800,000)**	(165,878,323)
Shares issue expenses paid	**(90,000)**	(60,000)
Issue of convertible bonds	**–**	2,500,000,000
Convertible bonds issue costs paid	**–**	(49,163,280)
NET CASH FROM FINANCING ACTIVITIES	**6,523,511,422**	3,173,566,366
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**237,887,073**	(34,117,515)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**2,727,962,734**	2,769,019,851
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**6,865,083**	(6,939,602)
CASH AND CASH EQUIVALENTS CARRIED FORWARD, representing time deposits, bank balances and cash	**2,972,714,890**	2,727,962,734

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30th June, 2006

1. GENERAL

The Company is a public listed limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited, a public limited company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 48.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005 except for HKAS 40 "Investment Property" and HKAS - INT 21 "Income Taxes - Recovery of Revalued Non-Depreciable Assets" which the Group had early adopted in the financial statements for the year ended 30th June, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of taxation of associates has been changed. The changes in presentation have been applied retrospectively.

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business Combinations

In 2005, the Group has applied HKFRS 3 "Business Combinations", which is applicable for business combinations for which agreement date is on or after 1st January, 2005. As there was no goodwill or discount on acquisition arose from those acquisitions for which the agreement date is on or after 1st January, 2005, the application of HKFRS 3 did not have a material impact on the Group for the year ended 30th June, 2005. The impact of the application of HKFRS 3 to the Group for the year ended 30th June, 2006 is summarised below:

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Business Combinations *(Continued)*

Goodwill

In previous years, goodwill arising on acquisitions of associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included in interests in associates, the Group eliminated the carrying amount of the related accumulated amortisation of HK$116,589,852 with a corresponding decrease in the cost of goodwill on 1st July, 2005 (see Note 23). The Group has discontinued amortising such goodwill from 1st July, 2005 onwards and such goodwill, which is included in the cost of the investment of the relevant associate, will not be tested for impairment separately. Instead, the entire carrying amount of the interests in associates is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associates with their corresponding carrying amounts. Any impairment loss identified is recognised and is allocated first to goodwill. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition and will be tested for impairment at least annually. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2005 have not been restated (see Note 3 for the financial impact).

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the year in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st July, 2005 of HK$84,618,548 previously presented as a deduction from interests in associates. A corresponding adjustment to the Group's retained profits of HK$84,618,548 has been made (see Note 3 for the financial impact).

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Convertible bonds

The principal impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Group that contain both liability and equity components. Previously, convertible bonds were classified as liabilities on the balance sheet. HKAS 32 requires an issuer of a compound financial instrument that contains both financial liability and equity components to separate the compound financial instrument into the liability and equity components on initial recognition and to account for these components separately. In subsequent years, the liability component is carried at amortised cost using the effective interest method. HKAS 39 requires derivatives embedded in a non-derivative host contract to be accounted for separately when the economic risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. The Group has applied HKAS 32 on the convertible bonds in respect of the liability and equity components retrospectively and HKAS 39 on the embedded derivatives regarding the convertible bonds prospectively.

As a result of the adoption of HKAS 32 in relation to the convertible bonds, the interest charge on the convertible bonds, calculated based on the effective interest method, in respect of the year ended 30th June, 2006 increased by HK$41,843,133 (2005: HK$23,789,202). The deferred taxation arising from the convertible bonds of HK$38,746,870 has been credited to the equity component of convertible bonds. Comparative figures for 2005 have been restated (see Note 3 for the financial impact). The adoption of HKAS 39 in relation to the embedded derivative on the convertible bonds has had no material impact on the financial position of the Group as at 1st July, 2005.

The principal impact of HKAS 32 on the Company is in relation to convertible bonds issued by a wholly-owned subsidiary of the Company that contain both liability and equity components. As a result of the adoption of HKAS 32, the Company recognises the equity component of HK$182,663,817, net of deferred taxation of HK$38,746,870, on the initial recognition through the current account with the subsidiary. The Company has applied HKAS 32 on the convertible bonds in respect of equity component retrospectively. Comparative figures for 2005 have been restated (see Note 3 for the financial impact).

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Financial Instruments *(Continued)*

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its investments in equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for Investments in Securities" issued by the HKICPA. Under SSAP 24, investments in equity securities were classified as "trading securities" or "non-trading securities" as appropriate. Both "trading securities" and "non-trading securities" were measured at fair value. Unrealised gains or losses of "trading securities" were reported in profit or loss for the period in which gains or losses arose. Unrealised gains or losses of "non-trading securities" were reported in equity until the securities were sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity was included in the profit or loss for that period. From 1st July, 2005 onwards, the Group has classified and measured its investments in equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity, respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

On 1st July, 2005, the Company and the Group classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. Non-trading securities and club debenture classified under non-current asset and trading securities classified under current assets at 30th June, 2005 have been reclassified to "available-for-sale investments" and "trading securities", respectively. The reclassifications in accordance with the transitional provisions of HKAS 39 has had no material effect on the Company's and the Group's retained profits. Accordingly, no adjustment has been required.

Financial assets and financial liabilities other than equity securities

From 1st July, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Financial liabilities at fair value through profit or loss" are measured at fair value, with changes in fair value being recognised in profit or loss directly. "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Financial Instruments *(Continued)*

Financial assets and financial liabilities other than equity securities (Continued)

Prior to the application of HKAS 39, non-current interest-free advances to the associates and advances from associates were stated at the nominal amount. HKAS 39 requires all financial assets and financial liabilities to be measured at fair value on initial recognition. Such interest-free advances are measured at amortised cost determined using the effective interest method at subsequent balance sheet dates. The Group has applied the relevant transitional provisions in HKAS 39. As a result of this change in the accounting policy, the carrying amount of the advances to associates and advances from associates as at 1st July, 2005 have been decreased by HK$69,506,421 and HK$26,738,264, respectively in order to state the advances at amortised cost in accordance with HKAS 39. The Group's interest in associates as at 1st July, 2005 has been increased by HK$42,768,157. The adoption of HKAS 39 has had no other material effects on the Group's retained profits (see Note 3 for the financial impact).

Hotel Properties

In previous years, hotel properties of the Group and its associate were stated at cost and no depreciation was provided on the hotel properties held on leases of more than twenty years. It was the Group's practice to maintain its hotel properties on a continual state of sound repairs and maintenance. In current year, the Group and its associate have applied HKAS 16 "Property, plant and equipment". Under HKAS 16, the depreciable amount of the property, plant and equipment shall be allocated on a systematic basis over their useful lives. In addition, the residual values and the useful lives of property, plant and equipment shall be reviewed at least at each financial year-end.

Upon application of HKAS 16, the Group and its associate reviewed the residual values and useful lives of their hotel properties, deprecation is provided on hotel properties and these changes are accounted for in accordance with HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" (see Note 3 for the financial impact).

Owner-occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in hotel properties and measured using the cost model. In the current year, the Group and its associate have applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and building elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 3 for the financial impact).

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results of the Group for the current and prior years are as follows:

	Effect of adopting	**2006** **HK$**	2005 HK$
Increase (decrease) in share of results of associates			
– Decrease in release of negative goodwill to income statement	HKFRS 3	**(5,128,398)**	–
– Depreciation expenses for owner-operated hotel property	HKAS 16	**(14,891,901)**	(15,095,781)
– Decrease in deferred taxation relating to depreciation expenses for owner-operated hotel property	HKAS 16	**2,606,083**	2,641,761
– Non-amortisation of goodwill	HKFRS 3	**12,954,428**	–
– Increase in imputed interest expense on non-current interest-free advances from the Group	HKAS 39	**(118,976,897)**	–
– Increase in imputed interest income on non-current interest-free advances to the Group	HKAS 39	**26,738,264**	–
Depreciation expenses for owner-operated hotel property	HKAS 16	**(8,800,763)**	(8,576,926)
Amortisation of prepaid lease payments	HKAS 17	**(4,370,279)**	(4,259,126)
Increase in effective interest expenses on the liability component of convertible bonds	HKAS 32	**(41,843,133)**	(23,789,202)
Increase in imputed interest income on non-current interest-free advances to associates	HKAS 39	**118,976,897**	–
Increase in imputed interest expense on non-current interest-free advances from associates	HKAS 39	**(26,738,264)**	–
Decrease in profit for the year		**(59,473,963)**	(49,079,274)

Analysis of decrease in profit for the year by line items presented according to their function:

	2006 **HK$**	2005 HK$
Decrease in share of results of associates	**(399,487,190)**	(289,998,370)
Increase in administrative expenses	**(13,171,042)**	(12,836,052)
Increase in finance costs	**(68,581,397)**	(23,789,202)
Increase in finance income	**118,976,897**	–
Decrease in income tax expense	**302,788,769**	277,544,350
Decrease in profit for the year	**(59,473,963)**	(49,079,274)

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

The cumulative effects of the application of the new HKFRSs as at 30th June 2005 and 1st July, 2005 are summarised below:

THE GROUP

	As at 30th June, 2005 (originally stated)	Reclassification	Effect of HKAS 1	Effect of HKAS 16 & 17	Effect of HKAS 32	As at 30th June, 2005 (as restated)	Effect of HKAS 39	Effect of HKFRS 3	As at 1st July, 2005 (as restated)
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Balance sheet items									
Hotel property	1,179,346,094	-	-	(415,774,870)	-	763,571,224	-	-	763,571,224
Prepaid lease payments	-	-	-	361,325,664	-	361,325,664	-	-	361,325,664
Interests in associates	10,862,541,981	(7,144,920,210)	-	(105,859,166)	-	3,611,762,605	42,768,157	84,618,548	3,739,149,310
Investments in securities	2,116,085,953	-	-	-	-	2,116,085,953	(2,116,085,953)	-	-
Available-for-sale investments	-	-	-	-	-	-	1,541,360,100	-	1,541,360,100
Advances to associates	-	7,144,920,210	-	-	-	7,144,920,210	(69,506,421)	-	7,075,413,789
Other non-current asset	300,000	-	-	-	-	300,000	(300,000)	-	-
Trading securities	-	-	-	-	-	-	575,025,853	-	575,025,853
Convertible bonds	-	-	-	-	(2,258,927,488)	(2,258,927,488)	-	-	(2,258,927,488)
Long term bank borrowings – due after one year	(10,096,297,482)	-	-	-	2,456,548,973	(7,639,748,509)	-	-	(7,639,748,509)
Advances from minority shareholders	(368,892,334)	(13,421,105)	-	-	-	(382,313,439)	-	-	(382,313,439)
Deferred taxation	(1,666,269,332)	-	-	-	(38,746,870)	(1,705,016,202)	-	-	(1,705,016,202)
Advances from associates	(1,877,508,835)	-	-	-	-	(1,877,508,835)	26,738,264	-	(1,850,770,571)
Other assets and liabilities	34,519,890,940	-	-	-	-	34,519,890,940	-	-	34,519,890,940
	34,669,196,985	(13,421,105)	-	(160,308,372)	158,874,615	34,654,342,123	-	84,618,548	34,738,960,671
Retained profits	(18,825,897,063)	-	-	160,308,372	23,789,202	(18,641,799,489)	-	(84,618,548)	(18,726,418,037)
Capital reserve – equity component of convertible bonds	-	-	-	-	(182,663,317)	(182,663,817)	-	-	(182,663,817)
Minority interests	-	13,421,105	(40,657,133)	-	-	(27,236,028)	-	-	(27,236,028)
Capital and other reserves	(15,802,642,789)	-	-	-	-	(15,802,642,789)	-	-	(15,802,642,789)
Total equity	(34,628,539,852)	13,421,105	(40,657,133)	160,308,372	(158,874,615)	(34,654,342,123)	-	(84,618,548)	(34,738,960,671)
Minority interests	(40,657,133)	-	40,657,133	-	-	-	-	-	-
	(34,669,196,985)	13,421,105	-	160,308,372	(158,874,615)	(34,654,342,123)	-	(84,618,548)	(34,738,960,671)

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

THE COMPANY

	As at 30th June, 2005 (originally stated) HK$	Reclassification HK$	Effect of HKAS 32 HK$	As at 30th June, 2005 (as restated) HK$	Effect of HKAS 39 HK$	As at 1st July, 2005 (as restated) HK$
Balance sheet items						
Interests in associates	518,581,342	(2,840,000)	–	515,741,342	–	515,741,342
Investments in securities	1,520,992,313	–	–	1,520,992,313	(1,520,992,313)	–
Available-for-sale investments	–	–	–	–	948,538,960	948,538,960
Advances to associates	–	2,840,000	–	2,840,000	–	2,840,000
Other non-current assets	300,000	–	–	300,000	(300,000)	–
Amounts due from subsidiaries	8,702,604,142	–	182,663,817	8,885,267,959	–	8,885,267,959
Trading securities	–	–	–	–	572,753,353	572,753,353
Other assets and liabilities	17,142,925,034	–	–	17,142,925,034	–	17,142,925,034
	27,885,402,831	–	182,663,817	28,068,066,648	–	28,068,066,648
Retained profits	(11,995,515,022)	–	–	(11,995,515,022)	–	(11,995,515,022)
Capital reserve – equity component of convertible bonds	–	–	(182,663,817)	(182,663,817)	–	(182,663,817)
Capital and other reserves	(15,889,887,809)	–	–	(15,889,887,809)	–	(15,889,887,809)
Total equity	(27,885,402,831)	–	(182,663,817)	(28,068,066,648)	–	(28,068,066,648)

The financial effects of the application of the new HKFRSs to the Group's equity at 30th June, 2004 are summarised as follows:

	As at 30th June, 2004 (originally stated) HK$	Reclassification HK$	Effects of HKAS 16 & 17 HK$	As at 30th June, 2004 (as restated) HK$
Retained profits	14,476,376,002	–	(135,018,300)	14,341,357,702
Capital and other reserves	15,286,442,843	–	–	15,286,442,843
Minority interests	(585,933)	(94,796,404)	–	(95,382,337)
Total effects on equity	29,762,232,912	(94,796,404)	(135,018,300)	29,532,418,208

The application of new HKFRSs has not had material effects to the Company's equity at 30th June, 2004.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the financial statements of the Group, except for HKAS 39 & HKFRS 4 (Amendments) "Financial guarantee contracts" which require all financial guarantee contracts to be initially measured at fair value. The Directors consider that the impact resulting from its amendment cannot be reasonably estimated as at the balance sheet date.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	The effects of changes in foreign exchange rates – Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: disclosures[1]
HKFRS – INT 4	Determining whether an arrangement contains a lease[2]
HKFRS – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 "Financial reporting in hyperinflationary economies"[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2006.
[3] Effective for annual periods beginning on or after 1st December, 2005.
[4] Effective for annual periods beginning on or after 1st March, 2006.
[5] Effective for annual periods beginning on or after 1st May, 2006.
[6] Effective for annual periods beginning on or after 1st June, 2006.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis except for investment properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with HKFRSs. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited (the "Listing Rules") and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisitions prior to 1st January, 2005

Goodwill arising on an acquisition of an associate for which the agreement date is before 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant associate at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of associates prior to 1st January, 2005, the Group has discontinued amortisation from 1st July, 2005 onwards, and such goodwill, which is included in the cost of the investment of the relevant associates, will not be tested for impairment separately (see the accounting policy below).

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Goodwill *(Continued)*

Goodwill arising on acquisitions on or after 1st January, 2005

Goodwill arising on an acquisition of an associate for which the agreement date is on or after 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of an associate is included in the cost of the investment of the relevant associate. The goodwill included in the carrying amount of interests in associates is not separately tested for impairment. Instead, the entire carrying amount of the interests in associates is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associates with their corresponding carrying amounts. Any impairment loss identified is recognised and is allocated first to goodwill.

On subsequent disposal of an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Discount on acquisition (previously known as "negative goodwill")

A discount on acquisition arising on an acquisition of an associate for which an agreement date is on or after 1st January, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the Group's share of results of the associate in the period in which the investment is acquired.

As explained in Note 3 above, all negative goodwill as at 1st July, 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Interests in associates *(Continued)*

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by an identified impairment loss.

Where the accounting dates of the associates are different from the Group's accounting date, their results accounted for in the Group's financial statements are based on their latest audited financial statements and/ or management accounts made up to 30th June each year.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the year in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Properties under development

Properties under development which are developed for future sale in the ordinary course of business are included in current assets at the lower of cost and estimated net realisable value.

Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average cost method.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expense in the year in which they are incurred.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading only on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including accounts and other receivables, advances to associates/investee companies, loans receivable, amounts due from subsidiaries/associates, advance to a subsidiary, bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories set out above. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment loss is subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial liabilities and equity *(Continued)*

Financial liabilities

Financial liabilities including accounts and other payables, amounts due to associates, bank and other loans, convertible bonds and advances from associates and minority shareholders are initially measured at fair value and are subsequently measured at amortised cost using the effective interest method.

Convertible bonds

The convertible bonds issued by the Group contain financial liability, equity and embedded derivative components. The equity component represents the embedded call option for the holder to convert the bonds into equity. The embedded derivative component represents the options to redeem the convertible bond prior to their maturity.

(a) Application of HKAS 32 on convertible bonds

Upon the application of HKAS 32 by the Group, the convertible bonds are classified separately into the respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component is included in equity as equity component of the convertible bonds.

In subsequent periods, the liability component of the convertible bonds is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible bonds equity reserve until the embedded option is exercised in which case the balance stated in convertible bonds equity reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible bonds equity reserve will be released to the retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible bonds using the effective interest method.

(b) Application of HKAS 39 on convertible bonds

Upon the application of HKAS 39 by the Group, the embedded derivative component is recognised in the financial statements on a prospective basis at fair value with changes in fair value through profit or loss.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when they are extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue recognition

Turnover represents the fair value of net amounts received and receivable from sales of properties, investments and services provided.

(a) Revenue from sale of properties in the ordinary course of business is recognised when all of the following criteria are met:

- the significant risks and rewards of ownership of the properties are transferred to buyers;
- neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the properties are retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(b) Income from properties developed for sale is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

(c) Sales of listed investments are recognised on a trade date basis.

(d) Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

(e) Building management and service fee income is recognised on an appropriate basis over the relevant period in which the services are rendered.

(f) Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(g) Where properties are sold under deferred terms, the difference between the sales prices with and without such terms is treated as deferred interest income and is released to the income statement on a straight-line basis over the repayment period commencing from the completion of the relevant sales agreements.

(h) Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

(i) Hotel income is recognised when services are provided.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

4. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Foreign currencies *(Continued)*

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefits costs

Payments to the retirement benefits schemes are charged as an expense as they fall due.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY/CRITICAL ACCOUNTING JUDGMENTS

In the process of applying the Group's accounting policies, management makes various estimates and judgments based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty and critical judgments that may significantly affect the amounts recognised in the financial statements are disclosed below:

Estimated impairment on properties under development

Management reviews the recoverability of the Group's properties under development with reference to its intended use and current market environment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. Appropriate impairment for estimated irrecoverable amounts are recognised in profit and loss when there is objective evidence that the asset is impaired.

In determining whether impairment on properties under development is required, the Group takes into consideration the intended use of the properties, the current market environment, the estimated market value of the properties and/or the present value of future cash flow expected to receive. Impairment is recognised based on the higher of estimated future cash flow and estimated market value. If the market environment/circumstances changes significantly, resulting in a decrease in the recoverable amount of these properties interest, additional impairment loss may be required.

Allowance for stocks of unsold properties

Management exercises its judgment in making allowance for stocks of unsold properties with reference to the existing market environment, the sales performance in previous years and estimated market value of the properties, i.e. the estimated selling price, less estimated costs of selling expenses. A specific allowance for stocks of unsold properties is made if the estimated market value of the property is lower than its carrying value.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

5. KEY SOURCES OF ESTIMATION UNCERTAINTY/CRITICAL ACCOUNTING JUDGMENTS *(Continued)*

Income taxes

As detailed in Notes 15 and 23, the Inland Revenue Department ("IRD") had initiated tax inquiries and issued notices of assessment for additional taxes against certain wholly-owned subsidiaries of the Company and certain wholly-owned subsidiaries of the Group's associates in respect of the deductions on certain loan interest and related expenses.

The Directors are of the opinion, together with the advice from the Company's tax advisors, that the outcome of these assessments cannot presently be estimated with an acceptable degree of certainty and no provision has been made in the financial statements of the associates.

If the objections made to the IRD were unsuccessful, there would be an increase in the Group's ultimate tax liability and decrease in interests in associates in respect of the Group's share of the ultimate tax liability.

Pending litigations

As detailed in Note 44, the Group had pending litigation with Hang Lung Development Company Limited and its subsidiary for the termination of an agreement by the Group in respect of acquisition of a company which owned a property that was to be developed into a hotel.

The Directors are of the opinion, together with the legal advice, that the outcome of the litigation cannot presently be estimated with an acceptable degree of certainty and no provision should be made in the financial statements.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include investments in debt and equity securities, advances to associates/investees companies, amounts due from subsidiaries/associates, accounts and other receivables, loans receivable, accounts and other payables, amounts due to associates, borrowings, convertible bonds, bank deposits and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Certain accounts and other receivables, accounts and other payables and bank and other borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

Credit risk

The Group's maximum exposure to credit risk in the event of counterparties' failure to perform their obligations as at 30th June, 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. Also, the Group is subject to concentration of credit risks as over 60% of the Group's debts are receivables from a number of associates/investee companies. In order to minimise the credit risk and the concentration of credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate impairment losses are recognised for irrecoverable amounts. In this regards, the Directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid fund is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Interest rate risk

The Group's income and operating cash flows are subject to changes in market interest rates as the Group has interest-bearing advances to/amounts due from associates and investee companies, loans receivable, bank deposits and bank and other borrowings. Loans at variable rates expose the Group to cash flow interest rate risk. Loan at fixed rates expose the Group to fair value interest rate risk. The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

Price risk

The Group's available-for-sale investments and trading securities are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity security price risk. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

7. TURNOVER

	2006	2005
	HK$	*HK$*
Sales of properties held for sale	**6,472,869,330**	2,483,157,612
Gross rental income from properties	**998,334,843**	868,215,942
Building management and service fee income	**439,011,988**	417,884,427
Hotel operations	**321,495,767**	278,708,249
Interest income from loans receivables	**16,511,849**	24,154,396
Sales of investment properties	**2,285,000**	15,717,000
Sales of listed investments	**417,186**	–
Dividend income		
listed investments	**66,568,871**	53,453,837
unlisted investments	**10,838,718**	9,450,339
	8,328,333,552	4,150,741,802

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, investments in securities, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 30th June, 2006

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	998,334,843	-	-	-	-	-	998,334,843
Property sales	6,475,154,330	-	-	-	-	-	6,475,154,330
Hotel operations	-	-	-	321,495,767	-	-	321,495,767
Management services	67,013,448	-	-	-	371,998,540	-	439,011,988
Share investment and dealing	-	77,824,775	-	-	-	-	77,824,775
Financing	-	-	16,511,849	-	-	-	16,511,849
	7,540,502,621	77,824,775	16,511,849	321,495,767	371,998,540	-	8,328,333,552
Other income	17,424,413	7,569,073	2,223,332	256,894	36,727,626	-	64,201,338
Inter-segment sales*	-	-	-	-	22,266,605	(22,266,605)	-
Total revenue	7,557,927,034	85,393,848	18,735,181	321,752,661	430,992,771	(22,266,605)	8,392,534,890
SEGMENT RESULT	5,867,088,712	170,436,019	18,735,181	167,604,427	177,341,499	-	6,401,205,838
Unallocated corporate expenses							(456,310,491)
Net finance costs							(201,003,346)
Share of results of associates	1,255,941,400	(43,338)	911,632	34,699,018	(21,420,923)	-	1,270,087,789
Profit before taxation							7,013,979,790
Income tax expense							(963,377,068)
Profit for the year							6,050,602,722

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED BALANCE SHEET
At 30th June, 2006

	Property	Investments in securities	Financing	Hotel	Building management and services	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
ASSETS						
Segment assets	45,247,685,827	4,282,135,182	1,136,527,605	1,710,747,236	654,580,012	53,031,675,862
Interests in associates	4,135,062,783	3,606,890	(2,743,192)	829,881,604	(63,254,354)	4,902,553,731
Advances to associates	7,129,785,386	-	-	-	992,966,169	8,122,751,555
Amounts due from associates	787,548,177	11,398,057	29,231,151	-	70,691,863	898,869,248
Unallocated corporate assets						239,375,867
Consolidated total assets						67,195,226,263
LIABILITIES						
Segment liabilities	2,862,149,088	7,382,656	346,107,595	54,794,130	79,177,304	3,349,610,773
Amounts due to associates	205,400,855	2,929,356	-	-	12,271,759	220,601,970
Advances from associates	1,691,489,929	-	-	236,676,793	-	1,928,166,722
Borrowings						19,115,748,187
Unallocated corporate liabilities						2,795,533,966
Consolidated total liabilities						27,409,661,618

OTHER INFORMATION
For the year ended 30th June, 2006

	Property	Investments in securities	Financing	Hotel	Building management and services	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Amortisation of prepaid lease payments	-	-	-	4,370,279	-	4,370,279
Capital additions	1,185,036	-	-	27,476,392	9,092,874	37,754,302
Depreciation	752,443	4,586	-	18,431,282	7,817,505	27,005,816
Investment property additions	395,093,685	-	-	9,979,027	-	405,072,712

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2005

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$ (as restated)
REVENUE							
Turnover							
Property rental	868,215,942	–	–	–	–	–	868,215,942
Property sales	2,498,874,612	–	–	–	–	–	2,498,874,612
Hotel operations	–	–	–	278,708,249	–	–	278,708,249
Management services	65,498,296	–	–	–	352,386,131	–	417,884,427
Share investment and dealing	–	62,904,176	–	–	–	–	62,904,176
Financing	–	–	24,154,396	–	–	–	24,154,396
	3,432,588,850	62,904,176	24,154,396	278,708,249	352,386,131	–	4,150,741,802
Other income	17,397,278	731,174	961,294	–	25,986,667	–	45,076,413
Inter-segment sales*	–	–	–	–	20,943,171	(20,943,171)	–
Total revenue	3,449,986,128	63,635,350	25,115,690	278,708,249	399,315,969	(20,943,171)	4,195,818,215
SEGMENT RESULT	3,573,192,778	306,119,309	25,115,690	140,184,789	143,250,154	–	4,187,862,720
Unallocated corporate expenses							(396,134,413)
Net finance costs							(101,637,894)
Share of results of associates	2,116,624,639	(23,340)	426,363	28,728,251	1,052,415	–	2,146,808,328
Profit on disposal of a subsidiary	57,000,000	–	–	–	–	–	57,000,000
Profit before taxation							5,893,898,741
Income tax expense							(429,778,278)
Profit for the year							5,464,120,463

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED BALANCE SHEET

At 30th June, 2005

	Property *HK$*	Investments in securities *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Consolidated *HK$* (as restated)
ASSETS						
Segment assets	32,007,064,003	2,180,454,921	1,472,716,847	1,600,260,990	1,458,164,290	38,718,661,051
Interests in associates	2,945,684,303	1,150,227	(3,654,521)	710,564,041	(41,981,445)	3,611,762,605
Advances to associates	6,096,128,534	-	-	-	1,048,791,676	7,144,920,210
Amounts due from associates	1,283,200,495	13,920,021	55,121,983	-	63,838,468	1,416,080,967
Unallocated corporate assets						225,700,970
Consolidated total assets						51,117,125,803
LIABILITIES						
Segment liabilities	1,487,935,878	2,810,706	278,665,892	57,462,871	47,418,195	1,874,293,542
Amounts due to associates	251,528,752	459,603	300	-	11,832,926	263,821,581
Advances from associates	1,644,891,359	-	-	232,617,476	-	1,877,508,835
Borrowings						10,507,530,778
Unallocated corporate liabilities						1,939,628,944
Consolidated total liabilities						16,462,783,680

OTHER INFORMATION

For the year ended 30th June, 2005

	Property *HK$*	Investments in securities *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Consolidated *HK$* (as restated)
Amortisation of goodwill	308,611	-	-	12,645,817	-	12,954,428
Amortisation of prepaid lease payments	-	-	-	4,259,126	-	4,259,126
Capital additions	812,561	-	-	6,002,407	16,552,599	23,367,567
Depreciation	601,668	698,505	-	17,769,216	8,486,474	27,555,863
Investment property additions	172,685,419	-	-	-	-	172,685,419
Release of negative goodwill	-	-	-	5,128,398	-	5,128,398

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from activities in Hong Kong.

9. FINANCE INCOME

	2006	2005
	HK$	*HK$*
Interest income on:		
advances to associates	**61,515,841**	45,398,751
advances to investee companies	**7,036,527**	6,808,773
bank deposits	**45,766,651**	17,460,972
Imputed interest income on non-current interest-free advances to associates	**118,976,897**	–
	233,295,916	69,668,496

10. FINANCE COSTS

	2006	2005
	HK$	*HK$*
		(as restated)
Interest and other finance costs on:		
bank loans and overdrafts wholly repayable within five years	**537,980,665**	139,951,780
other loans wholly repayable within five years	**20,277,186**	35,828,529
Effective interest expense on convertible bonds	**91,376,659**	53,312,219
Imputed interest expense on non-current interest-free advances from associates	**26,738,264**	–
	676,372,774	229,092,528
Less: Amounts capitalised to properties under development	**(242,073,512)**	(57,786,138)
	434,299,262	171,306,390

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

11. SHARE OF RESULTS OF ASSOCIATES

	2006	2005
	HK$	*HK$*
		(as restated)
Share of results of associates comprises:		
Share of profits of associates	**1,572,876,558**	2,432,178,708
Share of taxation of associates	**(302,788,769)**	(277,544,350)
Amortisation of goodwill arising on acquisition of associates	**–**	(12,954,428)
Release of negative goodwill arising on acquisition of an associate	**–**	5,128,398
	1,270,087,789	2,146,808,328

Share of profits of associates included an increase in fair value of investment properties of the associates of HK$349,605,942 (2005: HK$1,311,145,426) recognised in the income statements of the associates.

12. PROFIT BEFORE TAXATION

	2006	2005
	HK$	*HK$*
		(as restated)
Profit before taxation has been arrived at after charging (crediting):		
Staff costs including Directors' remuneration	**569,065,882**	469,093,533
Retirement benefits scheme contributions	**22,209,758**	21,758,893
Total staff costs	**591,275,640**	490,852,426
Amortisation of prepaid lease payments		
(included in administrative expenses)	**4,370,279**	4,259,126
Auditors' remuneration		
– audit services	**3,117,924**	1,800,176
– non audit services	**354,170**	765,000
Cost of hotel inventories recognised	**32,364,280**	29,634,804
Cost of properties sold recognised	**2,423,767,927**	1,383,923,401
Depreciation	**27,005,816**	27,555,863
Loss on disposal of property, plant and equipment	**241,226**	609,209
Net exchange gain	**(5,183,639)**	(228,163)
Profit on disposal of investment properties	**(240,026)**	(467,207)

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

13. DIRECTORS' REMUNERATION

The emoluments paid or payable to each of the nine (2005: eleven) directors were as follows:

2006

	Mr. Robert Ng Chee Siong *HK$*	Mr. Raymond Tong Kwok Tung *HK$*	Mr. Yu Wai Wai *HK$*	Mr. Thomas Tang Wing Yung *HK$*	Mr. Daryl Ng Win Kong *HK$*	The Honourable Ronald Joseph Arculli *HK$* *(Note ii)*	Dr. Allan Zeman *HK$*	Mr. Adrian David Li Man-kiu *HK$*	Dr. Fu Yuning *HK$*	Total *HK$*
Fees	30,000	40,000	20,000	20,000	30,000	60,000	190,000	190,000	180,000	760,000
Other emoluments										
Salaries and other benefits	1,226,760	3,791,820	4,326,397	5,521,102	674,913	-	-	-	-	15,540,992
Retirement benefits scheme contributions	12,000	12,000	36,000	18,000	12,000	-	-	-	-	90,000
Discretionary bonus *(Note i)*	-	466,973	687,550	3,626,333	99,000	-	-	-	-	4,879,856
Total emoluments	1,268,760	4,310,793	5,069,947	9,185,435	815,913	60,000	190,000	190,000	180,000	21,270,848

2005

	Mr. Robert Ng Chee Siong *HK$*	Mr. Albert Yeung Pak Hin *HK$*	Mr. Raymond Tong Kwok Tung *HK$*	Mr. Yu Wai Wai *HK$*	Mr. Thomas Tang Wing Yung* *HK$*	Mr. Daryl Ng Win Kong *HK$*	The Honourable Ronald Joseph Arculli *HK$* *(Note ii)*	Mr. Paul Cheng Ming Fun *HK$*	Dr. Allan Zeman *HK$*	Mr. Adrian David Li Man-kiu *HK$*	Dr. Fu Yuning *HK$*	Total *HK$*
Fees	30,000	-	40,000	20,000	5,000	5,000	180,000	165,000	150,000	45,000	15,000	655,000
Other emoluments												
Salaries and other benefits	1,208,880	2,285,075	3,681,360	2,340,292	892,243	117,549	-	-	-	-	-	10,525,399
Retirement benefits scheme contributions	12,000	26,691	12,000	36,000	4,500	2,100	-	-	-	-	-	93,291
Discretionary bonus *(Note i)*	-	360,000	302,245	255,000	2,300,000	-	-	-	-	-	-	3,217,245
Total emoluments	1,250,880	2,671,766	4,035,605	2,651,292	3,201,743	124,649	180,000	165,000	150,000	45,000	15,000	14,490,935

Note i: *Discretionary bonus is determined primarily based on the performance of each director and the profitability of the Group.*

Note ii: *A consultancy fee of HK$1,666,664 (2005: nil) was paid to Arculli and Associates (July – December 2005) and since 1st January, 2006 to Ronald Arculli and Associates, of which The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP is the sole proprietor.*

* *Mr. Thomas Tang Wing Yung was appointed as an Executive Director of the Company on 1st April, 2005. The total emolument paid to Mr. Thomas Tang Wing Yung as an employee and a Director of the Company amounted to HK$5,387,649 for the year ended 30th June, 2005.*

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

14. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2005: two) are Executive Directors of the Company whose emoluments are included in Note 13 above. The emoluments of the remaining two (2005: three) individuals disclosed pursuant to the Listing Rules are as follows:

	2006	2005
	HK$	*HK$*
Salaries and other emoluments (including basic salaries, housing allowances, other allowances and benefits in kind)	**5,747,408**	8,605,002
Retirement benefits scheme contributions	**–**	30,000
Discretionary bonus	**501,333**	167,365
	6,248,741	8,802,367

The emoluments were within the following bands:

	Number of individuals	
	2006	2005
HK$		
2,500,001 – 3,000,000	**–**	3
3,000,001 – 3,500,000	**2**	–

For the years ended 30th June, 2006 and 2005, no emoluments were paid by the Group to these five highest paid individuals, including Directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

15. INCOME TAX EXPENSE

	2006	2005
	HK$	*HK$*
		(as restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year	**771,014,989**	187,226,230
Underprovision in previous years	**154,500**	489,378
	771,169,489	187,715,608
Taxation in other jurisdictions		
Provision for the year	**15,015,513**	7,715,124
Overprovision in previous year	–	(18,432,357)
	786,185,002	176,998,375
Deferred taxation *(Note 37)*	**177,192,066**	252,779,903
	963,377,068	429,778,278

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year. Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

15. INCOME TAX EXPENSE *(Continued)*

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006 *HK$*	2005 *HK$* (as restated)
Profit before taxation	**7,013,979,790**	5,893,898,741
Tax at Hong Kong Profits Tax rate of 17.5%	**1,227,446,463**	1,031,432,280
Tax effect of share of results of associates	**(222,265,363)**	(377,061,013)
Tax effect of expenses not deductible for tax purpose	**26,062,818**	16,232,659
Tax effect of income not taxable for tax purpose	**(43,918,606)**	(44,112,329)
Under(over)provision in previous years	**154,500**	(17,942,979)
Tax effect of tax losses not recognised	**75,340,156**	83,421,704
Tax effect of deferred tax assets not recognised	**167,064,124**	3,994,465
Utilisation of tax losses previously not recognised	**(107,331,515)**	(151,667,160)
Utilisation of deferred tax assets previously not recognised	**(162,904,872)**	(153,571,257)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**3,729,363**	39,051,908
Tax charge for the year	**963,377,068**	429,778,278

Details of deferred taxation are set out in Note 37.

The IRD initiated tax inquiries for the years of assessment 1995/96 to 1999/2000 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$326,160,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD agreed to hold over the tax claim subject to the purchase of tax reserve certificates (the "TRC") of approximately HK$109,940,000 for those years of assessments. These TRC have been purchased by the Group. In the opinion of the Directors, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of certainty. Accordingly, no provision for any liabilities from the assessment that may result has been made. The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$131,719,000 for those years of assessments. These TRC have been purchased by the Group. Together with the advice from the tax advisors, the Directors believed that City Empire have reasonable ground to contest the assessments issued by the IRD and accordingly, no provision for the assessments has been made.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

16. DIVIDENDS

	2006	2005
	HK$	*HK$*
Final dividend paid for the year ended 30th June, 2005: HK11.5 cents (2004: HK7 cents) per share	**491,050,421**	301,421,608
Interim dividend paid for the year ended 30th June, 2006: HK8.5 cents (2005: HK8.5 cents) per share	**365,390,456**	368,206,098
	856,440,877	669,627,706

During the year, scrip dividends were offered in respect of the 2005 final and 2006 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

	Interim	Final
	HK$	*HK$*
Dividends:		
Cash	44,007,418	65,785,398
Scrip alternatives	321,383,038	425,265,023
	365,390,456	491,050,421

A final dividend of HK30 cents per share for the year ended 30th June, 2006 has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming Annual General Meeting.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

17. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2006	2005
	HK$	*HK$*
		(as restated)
Earnings for the purposes of basic earnings per share	**6,017,327,254**	5,175,950,540
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**75,385,744**	43,982,581
Earnings for the purposes of diluted earnings per share	**6,092,712,998**	5,219,933,121
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**4,309,967,680**	4,322,903,984
Effect of dilutive potential ordinary shares:		
Convertible bonds	**269,398,445**	158,146,787
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**4,579,366,125**	4,481,050,771

The following table summarises the impact on basic and diluted earnings per share as a result of:

	Impact on basic earnings per share		**Impact on diluted earnings per share**	
	2006	2005	**2006**	2005
	HK cents	*HK cents*	***HK cents***	*HK cents*
Figures before adjustments	**140.99**	120.87	**133.41**	117.04
Adjustments arising from changes in accounting policies *(see Note 3)*	**(1.38)**	(1.14)	**(0.36)**	(0.55)
Adjusted/restated	**139.61**	119.73	**133.05**	116.49

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

18. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under long leases *HK$*	Investment properties in Hong Kong held under medium-term leases *HK$*	Investment property in Singapore held under a long lease *HK$*	Total *HK$*
THE GROUP				
FAIR VALUE				
At 1st July, 2004	1,007,000,000	15,486,140,120	382,523,700	16,875,663,820
Exchange realignment	–	–	4,190,741	4,190,741
Acquisition of subsidiaries	–	70,600,000	–	70,600,000
Additions	410,000	100,916,934	758,485	102,085,419
Transfer from properties under development	–	99,384,779	–	99,384,779
Disposals	–	(15,249,793)	–	(15,249,793)
Disposal of a subsidiary	(83,000,000)	–	–	(83,000,000)
Increase (decrease) in fair value	147,590,000	1,726,007,320	(45,091,749)	1,828,505,571
At 1st July, 2005	1,072,000,000	17,467,799,360	342,381,177	18,882,180,537
Exchange realignment	–	–	20,204,292	20,204,292
Additions	333,550,672	61,543,013	9,979,027	405,072,712
Transfer from properties under development	–	160,400,589	–	160,400,589
Disposals	–	(2,044,974)	–	(2,044,974)
Increase in fair value	24,449,328	1,172,554,538	1,023,254	1,198,027,120
At 30th June, 2006	**1,430,000,000**	**18,860,252,526**	**373,587,750**	**20,663,840,276**

The fair value of the Group's investment properties at 30th June, 2006 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Petty Ltd., independent qualified professional valuers not connected with the Group. Knight Frank Petty Ltd. has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to market evidence of transaction prices for similar properties.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

19. HOTEL PROPERTY

	Hotel property in Singapore held under a long lease *HK$*
THE GROUP	
COST	
At 1st July, 2004 and 30th June, 2005 – originally stated	1,179,346,094
Effect of changes in accounting policies *(see Note 3)*	(379,791,295)
At 1st July, 2004 and 30th June, 2005 – as restated	799,554,799
Exchange realignment	48,982,883
Additions	20,770,775
At 30th June, 2006	**869,308,457**
DEPRECIATION	
At 1st July, 2004 – originally stated	–
Effect of changes in accounting policies *(see Note 3)*	27,406,649
At 1st July, 2004 – as restated	27,406,649
Provided for the year	8,576,926
At 30th June, 2005	35,983,575
Exchange realignment	3,662,889
Provided for the year	8,800,763
At 30th June, 2006	**48,447,227**
CARRYING VALUES	
At 30th June, 2006	**820,861,230**
At 30th June, 2005 – as restated	763,571,224

The hotel properties are depreciated on a straight-line basis over the relevant terms of the lease of 96 years.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

20. PROPERTY, PLANT AND EQUIPMENT

	Computer system *HK$*	Furniture, fixtures and equipment *HK$*	Leasehold improvements *HK$*	Motor vehicles *HK$*	Plant and machinery *HK$*	Total *HK$*
THE GROUP						
COST						
At 1st July, 2004	31,342,566	73,722,026	19,467,507	13,296,150	7,059,970	144,888,219
Additions	5,672,870	6,855,850	7,732,588	2,458,565	647,694	23,367,567
Disposals	(219,376)	(656,223)	(1,487,414)	(2,299,610)	–	(4,662,623)
At 30th June, 2005	36,796,060	79,921,653	25,712,681	13,455,105	7,707,664	163,593,163
Exchange realignment	887,034	5,231,927	–	796,474	–	6,915,435
Additions	4,937,146	8,292,426	2,395,979	249,499	1,108,477	16,983,527
Disposals	(1,239,219)	(1,492,140)	(55,650)	(436,680)	(533,290)	(3,756,979)
At 30th June, 2006	**41,381,021**	**91,953,866**	**28,053,010**	**14,064,398**	**8,282,851**	**183,735,146**
DEPRECIATION						
At 1st July, 2004	22,010,008	28,107,208	17,584,871	8,787,892	5,751,954	82,241,933
Provided for the year	5,819,453	8,501,595	2,479,941	1,286,367	891,581	18,978,937
Eliminated on disposals	(185,959)	(341,746)	(1,116,988)	(1,814,440)	–	(3,459,133)
At 30th June, 2005	27,643,502	36,267,057	18,947,824	8,259,819	6,643,535	97,761,737
Exchange realignment	2,057,411	955,442	–	446,201	–	3,459,054
Provided for the year	4,971,173	9,107,175	1,994,858	1,397,298	734,549	18,205,053
Eliminated on disposals	(1,229,424)	(1,078,245)	(55,650)	(82,481)	(533,290)	(2,979,090)
At 30th June, 2006	**33,442,662**	**45,251,429**	**20,887,032**	**10,020,837**	**6,844,794**	**116,446,754**
CARRYING VALUES						
At 30th June, 2006	**7,938,359**	**46,702,437**	**7,165,978**	**4,043,561**	**1,438,057**	**67,288,392**
At 30th June, 2005	9,152,558	43,654,596	6,764,857	5,195,286	1,064,129	65,831,426

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Computer system	20%
Furniture, fixtures and equipment	10% – 20%
Leasehold improvements	20%
Motor vehicles	20%
Plant and machinery	10% – 20%

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

21. PREPAID LEASE PAYMENTS

	THE GROUP	
	2006	2005
	HK$	*HK$*
The Group's prepaid lease payments comprise:		
Leasehold land outside Hong Kong – long lease	**406,829,456**	361,325,664
Analysed for reporting purposes as:		
Current asset	**4,495,355**	4,295,942
Non-current asset	**402,334,101**	357,029,722
	406,829,456	361,325,664

22. INVESTMENTS IN SUBSIDIARIES/ADVANCE TO A SUBSIDIARY/AMOUNTS DUE FROM SUBSIDIARIES

	THE COMPANY	
	2006	2005
	HK$	*HK$*
Investments in subsidiaries:		
Unlisted shares, at cost, less impairment losses recognised	**42,861,795**	49,716,776

The advance to a subsidiary is unsecured, bears interest at effective rate determined based on cost-of-funds plus a margin per annum and has no fixed repayment terms. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advance is therefore shown as non-current.

The fair value of the advance to a subsidiary at 30th June, 2006 determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date approximates its carrying amount.

The amounts due from subsidiaries grouped under current assets are unsecured, interest-free and have no fixed repayment terms. In the opinion of the Directors, the fair values of the amounts due from subsidiaries at 30th June, 2006 approximate their corresponding carrying amounts.

The carrying amount of the investments in subsidiaries is reduced to their recoverable amounts which are determined by reference to the estimation of future cash flows expected to be generated from the respective subsidiaries.

Particulars of the Company's principal subsidiaries at 30th June, 2006 are set out in Note 48.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES

	THE COMPANY		THE GROUP	
	2006	2005	**2006**	2005
	HK$	*HK$*	***HK$***	*HK$*
		(as restated)		(as restated)
Interests in associates:				
Unlisted shares, at cost	**515,741,342**	515,741,342	**–**	–
Share of net assets	**–**	–	**4,760,055,015**	3,553,882,437
Goodwill	**–**	–	**142,498,716**	142,498,716
Negative goodwill	**–**	–	**–**	(84,618,548)
	515,741,342	515,741,342	**4,902,553,731**	3,611,762,605

	THE GROUP	
	Goodwill	**Negative goodwill**
	HK$	*HK$*
GROSS AMOUNTS		
At 1st July, 2004 and at 30th June, 2005	259,088,568	(102,567,940)
Elimination of accumulated amortisation upon application of HKFRS 3	(116,589,852)	–
Derecognised upon the application of HKFRS 3	–	102,567,940
At 30th June, 2006	**142,498,716**	**–**
AMORTISATION		
At 1st July, 2004	103,635,424	(12,820,994)
Charged (released) for the year	12,954,428	(5,128,398)
At 30th June, 2005	116,589,852	(17,949,392)
Elimination of accumulated amortisation upon application of HKFRS 3	(116,589,852)	–
Derecognised upon the application of HKFRS 3	–	17,949,392
At 30th June, 2006	**–**	**–**
CARRYING VALUES		
At 30th June, 2006	**142,498,716**	**–**
At 30th June, 2005	142,498,716	(84,618,548)

Until 30th June, 2005, goodwill and negative goodwill had been amortised over twenty years.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES *(Continued)*

As explained in Note 2, amortisation of goodwill was discontinued from 1st July, 2005 onwards and goodwill will not be tested for impairment separately. Instead, the entire carrying amount of the interests in associates is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associates with their corresponding carrying amounts. No impairment loss has been identified. All negative goodwill previously presented as a deduction from interests in associates was derecognised as a result of the application of HKFRS 3.

The advances to associates of the Company and the Group are unsecured and have no fixed repayment terms. At 30th June, 2006, of the Group's advances to associates of the Group, HK$1,627,245,600 (2005: HK$1,828,701,732) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The advances to associates of the Company are interest-free. In the opinion of the Directors, the Company and the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

In the opinion of the Directors, the fair values of the Company's and the Group's advances to associates at 30th June, 2006, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date, approximate their corresponding carrying amounts.

The amounts due from associates of the Company and the Group grouped under current assets are unsecured and have no fixed repayment terms. At 30th June, 2006, of the amounts due from associates of the Group, HK$267,953,569 (2005: HK$246,881,224) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The amounts due from associates of the Company are interest-free.

The amounts due to associates of the Company and the Group grouped under current liabilities are unsecured and have no fixed repayment terms. At 30th June, 2006, of the amounts due to associates of the Group, HK$130,993,049 (2005: nil) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The amounts due to associates of the Company are interest-free.

In the opinion of the Directors, the fair values of the amounts due from associates and amounts due to associates of the Company and the Group at 30th June, 2006 approximate their corresponding carrying amounts.

Particulars of the principal associates at 30th June, 2006 are set out in Note 49.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES *(Continued)*

The summarised financial information in respect of the Group's associates is set out below:

	2006 *HK$*	2005 *HK$*
Total assets	**62,185,797,177**	53,749,178,985
Total liabilities	**(47,097,527,844)**	(41,107,205,234)
Net assets	**15,088,269,333**	12,641,973,751
Group's share of net assets of associates	**4,760,055,015**	3,553,882,437
Turnover	**6,587,935,534**	9,888,016,817
Profit for the year	**5,167,440,174**	6,914,539,463
Group's share of results of associates for the year	**1,270,087,789**	2,154,634,358

The IRD initiated tax inquiries in respect of the deductions on certain loan interest and related expenses for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL") and for the years of assessment 1994/95 to 1999/2000 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$71,109,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$212,061,000 and HK$18,212,000, respectively, for those years of assessments. These TRC have been purchased by the Group. The effective share of the additional tax attributable to the Group as at 30th June, 2006 is estimated to be approximately HK$99,022,000 and HK$31,999,000, respectively. Together with the advice from their tax advisors, management of WHI and MII confirmed that it is their intention to vigorously contest the relevant assessments issued by the IRD and had submitted information and documents requested by the IRD relating to the loan facilities. In view that the IRD had not yet responded to the replies submitted, management of WHI and MII are of the opinion that the outcome of these assessments/objections cannot presently be estimated with an acceptable degree of certainty at the date these financial statements are approved by the Board. Accordingly, no provision for any liabilities had been made by WHI and MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 30th June, 2006 comprise:

	THE COMPANY *HK$*	THE GROUP *HK$*
Listed investments:		
Equity securities listed in Hong Kong	619,332,845	2,641,232,973
Equity securities listed elsewhere	325,692,695	417,054,295
	945,025,540	3,058,287,268
Unlisted securities:		
Equity securities	19,949,305	30,908,952
Club debenture	300,000	300,000
	20,249,305	31,208,952
Total	965,274,845	3,089,496,220

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments and club debenture of which their fair values cannot be measured reliably. Fair values of those investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong and club debenture. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors of the Company are of the opinion that their fair values cannot be measured reliably.

25. TRADING SECURITIES

Trading securities as at 30th June, 2006 comprise:

	THE COMPANY *HK$*	THE GROUP *HK$*
Listed investments:		
Equity securities listed in Hong Kong	658,744,328	661,268,828
Equity securities listed elsewhere	85,222	85,222
Total	658,829,550	661,354,050

The fair value of the above trading securities are determined based on the quoted market bid prices available on the relevant Stock Exchanges.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

26. INVESTMENTS IN SECURITIES/OTHER NON-CURRENT ASSET

Investment securities as at 30th June, 2005 are set out below. Upon the application of HKAS 39 on 1st July, 2005, investment in securities were reclassified to appropriate categories under HKAS 39 (see Note 3 for details).

THE COMPANY

	Trading securities *HK$*	**Other securities** *HK$*	**Total** *HK$*
Equity securities:			
Listed	572,753,353	928,289,655	1,501,043,008
Unlisted	–	19,949,305	19,949,305
	572,753,353	948,238,960	1,520,992,313
Total:			
Listed			
Hong Kong	572,674,360	558,397,286	1,131,071,646
Elsewhere	78,993	369,892,369	369,971,362
Unlisted	–	19,949,305	19,949,305
	572,753,353	948,238,960	1,520,992,313
Market value of listed securities	572,753,353	928,289,655	1,501,043,008
Carrying value analysed for reporting purposes as:			
Current	572,753,353	–	572,753,353
Non-current	–	948,238,960	948,238,960
	572,753,353	948,238,960	1,520,992,313

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

26. INVESTMENTS IN SECURITIES/OTHER NON-CURRENT ASSET *(Continued)*

THE GROUP

	Trading securities *HK$*	**Other securities** *HK$*	**Total** *HK$*
Equity securities:			
Listed	575,025,853	1,500,534,271	2,075,560,124
Unlisted	–	40,525,829	40,525,829
	575,025,853	1,541,060,100	2,116,085,953
Total:			
Listed			
Hong Kong	574,946,860	1,047,237,349	1,622,184,209
Elsewhere	78,993	453,296,922	453,375,915
Unlisted	–	40,525,829	40,525,829
	575,025,853	1,541,060,100	2,116,085,953
Market value of listed securities	575,025,853	1,500,534,271	2,075,560,124
Carrying value analysed for reporting purposes as:			
Current	575,025,853	–	575,025,853
Non-current	–	1,541,060,100	1,541,060,100
	575,025,853	1,541,060,100	2,116,085,953

Other non-current asset of the Company and the Group at 30th June, 2005 represented club debenture in an amount of HK$300,000. Upon the application of HKAS 39 on 1st July, 2005, the club debenture was reclassified to appropriate categories under HKAS 39 (see Note 3 for details).

27. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. At 30th June, 2006, of the advances, HK$15,572,781 (2005: HK$18,097,668) bears interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

In the opinion of the Directors, the fair values of the Group's advances to investee companies at 30th June, 2006, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date, approximate their corresponding carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

28. LONG-TERM LOANS RECEIVABLE

	THE GROUP	
	2006	2005
	HK$	*HK$*
Total long-term variable-rate loans receivable	**189,918,695**	438,797,997
Less: Current portion shown under current assets	**(8,474,210)**	(21,243,879)
	181,444,485	417,554,118

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

Included in the carrying amount of loans receivable at 30th June, 2006 is accumulated impairment loss of HK$12,699,270 (2005: HK$20,113,428).

The exposure of the Group's variable-rate loans receivable to interest rate risks and their contracted maturity dates are as follows:

	2006	2005
	HK$	*HK$*
Variable-rate loans receivable:		
Within one year	**8,474,210**	21,243,879
In more than one year but not more than five years	**29,742,261**	103,517,370
In more than five years	**151,702,224**	314,036,748
	189,918,695	438,797,997

The Group's long-term loans receivable carry effective interest rates (which are also the contracted interest rates) at prime rate plus a margin per annum.

In the opinion of the Directors, the fair values of the Group's loans receivable at 30th June, 2006, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date, approximate their corresponding carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

29. ACCOUNTS AND OTHER RECEIVABLES

At 30th June, 2006, included in accounts and other receivables of the Group are trade receivables of HK$5,436,281,700 (2005: HK$114,463,104). Trade receivables mainly comprise rental receivables which are billed in advance and settlements are expected upon receipts of billings and properties sales proceeds receivable.

The following is an aged analysis of trade receivables at the reporting date:

	THE GROUP	
	2006	2005
	HK$	*HK$*
0 – 30 days	**5,386,330,566**	69,922,128
31 – 60 days	**8,295,315**	7,667,044
61 – 90 days	**5,225,874**	3,966,394
Over 90 days	**36,429,945**	32,907,538
	5,436,281,700	114,463,104

Trade receivables over 90 days amounting to HK$36,429,945 (2005: HK$32,907,538) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

In the opinion of the Directors, the fair values of the Group's accounts and other receivables at 30th June, 2006 approximate their corresponding carrying amounts.

30. RESTRICTED BANK DEPOSITS/TIME DEPOSITS, BANK BALANCES AND CASH

The restricted bank deposits of the Group represent rental income received from certain properties which have been charged in priority for settlement of the corresponding secured bank loans. The restricted bank deposits and time deposits carry variable interest rates, ranging from 3.100% to 4.825% (2005: 0.001% to 3.300%) per annum. In the opinion of the Directors, the fair values of the deposits at 30th June, 2006 approximate their corresponding carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

31. ACCOUNTS AND OTHER PAYABLES

At 30th June, 2006, included in accounts and other payables of the Group are trade payables of HK$67,235,719 (2005: HK$46,362,783).

The following is an aged analysis of trade payables at the reporting date:

	THE GROUP	
	2006	2005
	HK$	*HK$*
0 – 30 days	**28,235,978**	36,261,254
31 – 60 days	**13,355,250**	5,203,756
61 – 90 days	**6,314,353**	887,878
Over 90 days	**19,330,138**	4,009,895
	67,235,719	46,362,783

In the opinion of the Directors, the fair values of the Group's accounts and other payables at 30th June, 2006 approximate their corresponding carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

32. BANK BORROWINGS

	THE COMPANY		THE GROUP	
	2006	2005	**2006**	2005
	HK$	*HK$*	***HK$***	*HK$*
Short-term bank loans				
Secured	**4,564,000**	4,564,000	**1,998,942,600**	193,964,000
Unsecured	**–**	–	**1,100,000,000**	–
Total short-term bank loans	**4,564,000**	4,564,000	**3,098,942,600**	193,964,000
Long-term unsecured bank loans				
On demand or within one year	**–**	–	**62,792,470**	–
More than one year but not exceeding two years	**–**	–	**807,792,470**	500,000,000
More than two years but not exceeding three years	**–**	–	**224,415,060**	–
	–	–	**1,095,000,000**	500,000,000
Less: Current portion shown under current liabilities	**–**	–	**(62,792,470)**	–
	–	–	**1,032,207,530**	500,000,000
Long-term secured bank loans				
On demand or within one year	**–**	–	**349,034,000**	386,447,000
More than one year but not exceeding two years	**–**	–	**3,334,534,000**	2,535,991,600
More than two years but not exceeding three years	**–**	–	**1,593,634,000**	1,986,447,000
More than three years but not exceeding four years	**–**	–	**6,076,583,000**	1,562,854,765
More than four years but not exceeding five years	**–**	–	**1,328,861,340**	1,054,455,144
	–	–	**12,682,646,340**	7,526,195,509
Less: Current portion shown under current liabilities	**–**	–	**(349,034,000)**	(386,447,000)
	–	–	**12,333,612,340**	7,139,748,509
Total long-term bank loans	**–**	–	**13,365,819,870**	7,639,748,509
Total bank loans	**4,564,000**	4,564,000	**16,876,588,940**	8,220,159,509

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

32. BANK BORROWINGS *(Continued)*

The Company does not have any long-term borrowings at the balance sheet date.

All of the bank borrowings carry effective interest rates (which are also the contracted interest rates) at HIBOR/SIBOR plus a margin per annum.

The Group's bank borrowings that are denominated in currencies other than the functional currency of the relevant group entities are set out below:

	HK$ equivalent of United States Dollars *HK$*
As at 30th June, 2006	**300,000,000**
As at 30th June, 2005	–

In the opinion of the Directors, the fair values of the Group's bank borrowings approximate their corresponding carrying amounts.

33. SECURED OTHER LOANS

The secured other loans of the Group carry effective interest rate (which are also the contracted interest rates) at prime rate plus a margin per annum.

The Group's secured other loans that are denominated in currencies other than the functional currency of the relevant group entities are set out below:

	HK$ equivalent of United States Dollars *HK$*
As at 30th June, 2006	**17,413,760**
As at 30th June, 2005	16,280,702

In the opinion of the Directors, the fair values of secured other loans at 30th June, 2006 approximate their corresponding carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

34. CONVERTIBLE BONDS

On 30th November, 2004, a wholly-owned subsidiary of the Company, Getsmart Finance Limited ("Getsmart"), issued HK$2,500,000,000 1.625% guaranteed convertible bonds due in November 2009. The convertible bonds carry a right to convert at any time on and after 30th December, 2004 up to the close of business on 30th October, 2009 into ordinary shares of the Company at an initial conversion price of HK$9.225 per share, subject to adjustment.

All or some of the convertible bonds are redeemable at the option of the relevant holder at their principal amount together with accrued interest on 30th November, 2007. If at any time the aggregate principal amount of the convertible bonds outstanding is less than 10 per cent of the aggregate principal amount originally issued, Getsmart shall have the option to redeem such outstanding bonds in whole but not in part at their principal amount together with accrued interest. In addition, on or at any time after 30th November, 2007 but not less than seven business days prior to 30th November, 2009, Getsmart has the right to mandatorily convert the bonds in whole but not in part into shares upon satisfying certain requirements.

Upon the application of HKAS 32, the convertible bonds were split between the liability and equity elements, on a retrospective basis (see Note 3 for the financial impact). The equity element is presented in equity heading "Recognition of equity component of convertible bonds". The effective interest rate of the liability component is 4.05%.

In accordance with HKAS 39, the redemption element at the option of the bondholders of the convertible bonds prior to maturity represents an embedded derivative instrument which is not closely related to the bond and hence, should be accounted for separately. The Directors had assessed the fair value of the redemption option at the right of the bondholders of the convertible bonds at 1st January, 2005, at date of conversion and at the balance sheet date and consider its fair value is insignificant.

The movements of the liability component of the convertible bonds for the year are set out below:

	THE GROUP	
	2006	2005
	HK$	*HK$*
Liability component at 1st July	**2,258,927,488**	–
Issue of convertible bonds	**–**	2,229,426,033
Conversion during the year	**(88,852,374)**	–
Interest charged	**91,376,659**	53,312,219
Interest paid	**(39,706,286)**	(23,810,764)
Liability component at 30th June	**2,221,745,487**	2,258,927,488

The principal amount of the convertible bonds converted during the year was HK$96,460,000 and the principal amount outstanding at 30th June, 2006 is HK$2,403,540,000.

In the opinion of the Directors, the fair value of the liability component of the convertible bonds at 30th June, 2006 approximates its carrying amount.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

35. SHARE CAPITAL

	2006		2005	
	Number of ordinary shares of HK$1.00 each	**Nominal value** ***HK$***	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*
Authorised:				
At 1st July and at 30th June	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
Issued and fully paid:				
At 1st July	**4,348,057,662**	**4,348,057,662**	4,306,022,975	4,306,022,975
Issued in lieu of cash dividends	**77,073,444**	**77,073,444**	69,838,687	69,838,687
Issued upon conversion of convertible bonds	**10,456,367**	**10,456,367**	–	–
Cancellation upon repurchase of own shares	**(131,888,000)**	**(131,888,000)**	(27,804,000)	(27,804,000)
At 30th June	**4,303,699,473**	**4,303,699,473**	4,348,057,662	4,348,057,662

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 131,888,000 ordinary shares of HK$1.00 each of the Company at an aggregate consideration of HK$1,330,323,360, all of these shares were subsequently cancelled. The nominal value of the cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the retained profits.

On 15th December, 2005 and 17th May, 2006, the Company issued and allotted a total of 51,113,586 ordinary shares and 25,959,858 ordinary shares of HK$1.00 each at an issue price of HK$8.32 and HK$12.38 each, respectively, in lieu of cash for the 2005 final and 2006 interim dividends.

During the year, a total of HK$96,460,000 in principal amount of the convertible bonds of the Group were converted into 10,456,367 ordinary shares of HK$1.00 each of the Company at a conversion price of HK$9.225 per share.

The shares issued during the year rank pari passu with the then existing shares in all respects.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

36. SHARE PREMIUM AND RESERVES

	Share premium HK$	Investment revaluation reserve HK$	Recognition of equity component of convertible bonds HK$	Capital redemption reserve HK$	Retained profits HK$	Total HK$ (as restated)
THE COMPANY						
At 1st July, 2004	10,639,281,855	215,355,523	–	164,246,000	10,349,781,866	21,368,665,244
Surplus on revaluation recognised directly in equity	–	53,876,948	–	–	–	53,876,948
Profit for the year	–	–	–	–	2,521,241,909	2,521,241,909
Total recognised income for the year	–	53,876,948	–	–	2,521,241,909	2,575,118,857
Premium on issue of shares upon scrip dividends	441,325,821	–	–	–	–	441,325,821
Shares issue expenses	(60,000)	–	–	–	–	(60,000)
Cancellation upon repurchase of own shares	–	–	–	27,804,000	(205,881,047)	(178,077,047)
Recognition of equity component of convertible bonds	–	–	221,410,687	–	–	221,410,687
Deferred taxation on equity component of convertible bonds	–	–	(38,746,870)	–	–	(38,746,870)
Final dividend – 2004	–	–	–	–	(301,421,608)	(301,421,608)
Interim dividend – 2005	–	–	–	–	(368,206,098)	(368,206,098)
At 30th June, 2005 and 1st July, 2005	11,080,547,676	269,232,471	182,663,817	192,050,000	11,995,515,022	23,720,008,986
Deficit on revaluation recognised directly in equity	–	(2,229,506)	–	–	–	(2,229,506)
Profit for the year	–	–	–	–	2,069,159,724	2,069,159,724
Total recognised income for the year	–	(2,229,506)	–	–	14,064,674,746	25,786,939,204
Premium on issue of shares upon scrip dividends	669,574,617	–	–	–	–	669,574,617
Shares issue expenses	(90,000)	–	–	–	–	(90,000)
Cancellation upon repurchase of own shares	–	–	–	131,888,000	(1,330,323,360)	(1,198,435,360)
Issue of shares upon conversion of convertible bonds	86,938,917	–	(8,542,910)	–	–	78,396,007
Final dividend – 2005	–	–	–	–	(491,050,421)	(491,050,421)
Interim dividend – 2006	–	–	–	–	(365,390,456)	(365,390,456)
At 30th June, 2006	**11,836,971,210**	**267,002,965**	**174,120,907**	**323,938,000**	**11,877,910,509**	**24,479,943,591**

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

37. DEFERRED TAXATION

The following is the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$	Revaluation of properties HK$	Equity component of convertible bonds HK$	Tax losses HK$	Others HK$	Total HK$ (as restated)
At 1st July, 2004	43,420,949	1,413,447,087	–	(43,499,476)	(277,863)	1,413,090,697
Exchange realignment	–	–	–	–	379,741	379,741
Acquisition of subsidiaries	18,991	–	–	–	–	18,991
Charged to equity for the year	–	–	38,746,870	–	–	38,746,870
Charged (credited) to income for the year	103,286,577	188,165,588	–	(34,517,279)	(4,154,983)	252,779,903
At 30th June, 2005 and 1st July, 2005	146,726,517	1,601,612,675	38,746,870	(78,016,755)	(4,053,105)	1,705,016,202
Exchange realignment	–	–	–	–	3,411,987	3,411,987
Charged to income for the year	45,096,090	130,288,158	–	1,517,437	290,381	177,192,066
At 30th June, 2006	**191,822,607**	**1,731,900,833**	**38,746,870**	**(76,499,318)**	**(350,737)**	**1,885,620,255**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset.

At 30th June, 2006, the Group had unused tax losses of approximately HK$1,914,045,000 (2005: HK$2,105,523,000) available for offset against future profits. A deferred tax asset has been recognised in respect of approximately HK$437,139,000 (2005: HK$445,810,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,476,906,000 (2005: HK$1,659,713,000) due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

At 30th June, 2006, the Group had deductible temporary differences of approximately HK$2,338,482,000 (2005: HK$2,314,715,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was HK$26,429,630 (2005: HK$17,065,096). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

38. ADVANCES FROM ASSOCIATES

The advances from associates of the Group are unsecured and have no fixed repayment terms. At 30th June, 2006, HK$419,667,556 (2005: HK$307,436,420) of the advances bear interest at effective rate determined based on cost-of-funds plus a margin per annum and the remaining balance is interest-free. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

In the opinion of the Directors, the fair values of the Group's advances from associates at 30th June, 2006, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date, approximate their corresponding carrying amounts.

39. ADVANCES FROM MINORITY SHAREHOLDERS

The advances from minority shareholders of the Group are unsecured, bear interest at effective rate determined based on cost-of-funds plus a margin per annum and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

In the opinion of the Directors, the fair values of the Group's advances from minority shareholders at 30th June, 2006, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet date, approximate their corresponding carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

40. DISPOSAL OF A SUBSIDIARY

On 30th May, 2005, the Group disposed of its entire equity interest in a subsidiary, Grand Idea Investment (CI) Limited ("Grand Idea"). The net assets of Grand Idea at the date of disposal were as follows:

	HK$
Net assets disposed of:	
Investment property	83,000,000
Accounts and other receivables	23,601
Bank balances and cash	35,914
Accounts and other payables	(27,223)
Unsecured loan payable	(96,581,192)
	(13,548,900)
Assignment of unsecured loan payable	96,581,192
	83,032,292
Profit on disposal of a subsidiary	57,000,000
	140,032,292
Satisfied by:	
Cash consideration received	140,032,292
Net cash inflow arising on disposal:	
Cash consideration received	140,032,292
Bank balances and cash disposed of	(35,914)
	139,996,378

The subsidiary disposed of during the year ended 30th June, 2005 did not contribute significantly to the turnover, operating results or cash flows to the Group in that year.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

41. ACQUISITION OF SUBSIDIARIES

On 30th May, 2005, the Group acquired the entire equity interests in Far Gain Limited and Triumph One Limited for cash consideration of HK$133,732,561. The acquisition has been accounted for using the purchase method of accounting.

The net assets acquired in the transactions are as follows:

	Acquirees' carrying amount before combination *HK$*	Fair value adjustment *HK$*	Fair value *HK$*
Net assets acquired:			
Investment properties	70,600,000	–	70,600,000
Stocks of unsold properties	62,843,298	4,556,702	67,400,000
Accounts and other receivables	512,004	–	512,004
Bank balances and cash	645,375	–	645,375
Accounts and other payables	(2,656,284)	–	(2,656,284)
Taxation payable	(2,749,543)	–	(2,749,543)
Unsecured loan payable	(135,201,227)	16,424,640	(118,776,587)
Deferred taxation	(18,991)	–	(18,991)
	(6,025,368)	20,981,342	14,955,974
Assignment of unsecured loan payable			118,776,587
			133,732,561
Satisfied by:			
Cash consideration paid			(133,732,561)
Net cash outflow arising on acquisition:			
Cash consideration paid			(133,732,561)
Bank balances and cash acquired			645,375
			(133,087,186)

Triumph One Limited contributed HK$435,048 and HK$318,692 and Far Gain Limited contributed HK$173,755 and HK$94,895 to the Group's turnover and profit for the year ended 30th June, 2005, respectively, for the period between the date of acquisition and 30th June, 2005.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

41. ACQUISITION OF SUBSIDIARIES *(Continued)*

Had the acquisition of Triumph One Limited been completed on 1st July, 2004, the Group's turnover and profit for the year ended 30th June, 2005 would have been HK$4,155,502,322 and HK$5,484,911,996 as restated, respectively.

Had the acquisition of Far Gain Limited been completed on 1st July, 2004, the Group's turnover and profit for the year ended 30th June, 2005 would have been HK$4,152,704,613 and HK$5,468,186,724 as restated, respectively.

The above proforma information is for illustrative purposes only and was not necessarily an indicative of the turnover and result of the Group that would actually have been achieved had the acquisitions been completed on 1st July, 2004, nor is it intended to be a projection of future results.

42. MAJOR NON-CASH TRANSACTIONS

On 15th December, 2005 and 17th May,2006, the Company issued and allotted a total of 51,113,586 ordinary shares and 25,959,858 ordinary shares of HK$1.00 at HK$8.32 and HK$12.38 each, respectively, in the Company in lieu of cash for the 2005 final and 2006 interim dividends.

43. PLEDGE OF ASSETS

(a) At 30th June, 2006, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$20,990,850,860 (2005: HK$16,671,721,396) were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$14,726,141,360 (2005: HK$7,776,781,646).

(b) At 30th June, 2006, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$4,836,383,781 (2005: HK$2,782,133,937), of which HK$4,067,383,781 (2005: HK$2,534,581,538) was utilised by the associates and guaranteed by the Company.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

44. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Company and the Group had commitments and contingent liabilities as follows:

	THE COMPANY		THE GROUP	
	2006	2005	**2006**	2005
	HK$	*HK$*	***HK$***	*HK$*
(a) Commitments in respect of property development expenditure:				
Authorised but not contracted for	–	–	**62,054,172**	19,012,414
Contracted but not provided for	–	–	**2,800,447,836**	2,089,453,770
	–	–	**2,862,502,008**	2,108,466,184
Share of capital commitments of associates in respect of property development expenditure: Contracted but not provided for	–	–	**152,273,820**	210,399,472
(b) Guarantees in respect of banking facilities and other liabilities of:				
Subsidiaries				
– Utilised	**15,964,127,360**	8,127,032,238	–	–
– Not utilised	**6,404,134,750**	10,009,670,182	–	–
	22,368,262,110	18,136,702,420	–	–
Associates				
– Utilised	**4,067,383,781**	2,534,581,538	**4,067,383,781**	2,534,581,538
– Not utilised	**771,505,000**	250,057,399	**771,505,000**	250,057,399
	4,838,888,781	2,784,638,937	**4,838,888,781**	2,784,638,937
	27,207,150,891	20,921,341,357	**4,838,888,781**	2,784,638,937
Share of contingent liabilities of associates *(Note 23)*	–	–	**131,021,000**	123,501,000

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

44. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004 (the "Judgment").

On legal advice Mariner lodged an appeal against the Judgment, which was heard in the Court of Appeal in November 2005. The Court of Appeal on 30th December, 2005 handed down a judgment dismissing Mariner's appeal against the Judgment, finding in favour of Hang Lung. Acting on legal advice, Mariner has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal. The appeal to the Court of Final Appeal has been set down for hearing in early 2007. On the basis of the uncertainty of the outcome of this appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities arising from the Agreement should be made for the year ended 30th June, 2006.

45. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year, net of outgoings of HK$122,543,692 (2005: HK$90,627,201), was HK$875,791,151 (2005: HK$777,588,741). Most of the properties held have committed tenants with rental fixed for an average term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments, which fall due:

	2006	2005
	HK$	*HK$*
Within one year	**831,690,809**	753,150,541
In the second to fifth year inclusive	**955,920,695**	938,340,753
After five years	**13,820,364**	30,652,356
	1,801,431,868	1,722,143,650

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

45. OPERATING LEASE ARRANGEMENTS *(Continued)*

The Group as lessee

Minimum lease payments paid under operating leases during the year was approximately HK$26,034,000 (2005: HK$23,373,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2006	2005
	HK$	*HK$*
Within one year	**11,874,196**	22,413,020
In the second to fifth year inclusive	**4,688,801**	11,324,190
	16,562,997	33,737,210

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

The Company did not have any significant commitments either as a lessor or a lessee at the balance sheet date.

46. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The Group is also required to make contributions to state pension scheme, the Central Provident Fund, based on certain percentages of the monthly salaries of the employees of the Company's subsidiaries operating in Singapore. The Group has no other obligations under this state pension scheme other than the contribution payments.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

47. RELATED PARTY DISCLOSURES

In the ordinary course of business, the Group had the following transactions with related parties:

	2006	2005
	HK$	*HK$*
(a) **Related companies**		
Service fees received therefrom *(Note i)*	**40,829,084**	56,219,159
Rental paid thereto *(Note i)*	**26,033,699**	23,373,000
Consultancy fee paid thereto *(Note ii)*	**1,666,664**	–

Note i: Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as a director of the related companies.

Note ii: The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP Non-executive Director of the Company, was interested in this transaction as a sole proprietor of the related company.

	2006	2005
(b) **Associates**		
Service fees paid thereto	**10,521,671**	10,752,436
Management fees received therefrom	**12,848,644**	11,090,804
Interest income received therefrom	**61,515,841**	45,398,751
Interest expenses paid thereto	**9,572,393**	3,833,254
Imputed interest income on non-current interest-free advances to associates	**118,976,897**	–
Imputed interest expense on non-current interest-free advances from associates	**26,738,264**	–

Certain of the above related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed on pages 37 to 42 in the Directors' Report.

Details of the outstanding balances with associates at the balance sheet date are set out in the balance sheet and in Notes 23 and 38.

In addition, as set out in Notes 43 and 44, the Company and the Group have granted guarantees and pledged certain assets to banks and financial institutions for facilities granted to the associates.

Compensation of key management personnel

The remuneration of Directors during the year was as follows:

	2006	2005
	HK$	*HK$*
Short-term benefits	**21,180,848**	14,397,644
Retirement benefits scheme contributions	**90,000**	93,291
	21,270,848	14,490,935

The remuneration of the Directors is determined by Remuneration Committee having regard to the performance of individuals and market trends.

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries at 30th June, 2006, which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Direct:					
Best Result Cleaning Services Limited	Hong Kong	Ordinary	HK$2	100	Cleaning services
Fu King Investment Limited	Hong Kong	Ordinary	HK$1,000,000	100	Investment holding
Getsmart Finance limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
Glorypark Limited	Hong Kong	Ordinary	HK$1,000	100	Property investment
Golden Million Finance Corporation	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
Hong Kong Elite Limited	Hong Kong	Ordinary	HK$2	100	Property investment
King Chance Development Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Landscape Investment Limited	Hong Kong/ The People's Republic of China, other than Hong Kong ("PRC")	Ordinary	HK$2	100	Property development
Prime Reward Finance Limited	Hong Kong	Ordinary	HK$2	100	Financing
Serenity Park Building Management Limited	Hong Kong	Ordinary	HK$10	100	Building management
Sharp Rise Company Limited	Hong Kong	Ordinary	HK$2	100	Property trading

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Direct: *(Continued)*					
Sing-Ho Finance Company Limited	Hong Kong	Ordinary	HK$30,000,000	100	Financing
Sino Administration Services Limited	Hong Kong	Ordinary	HK$3	100	Administration services
Sino Estates Management Limited	Hong Kong	Ordinary	HK$2	100	Building management
Sino Estates Services Limited	Hong Kong	Ordinary	HK$20	100	Building management
Sino Security Services Limited	Hong Kong	Ordinary	HK$2	100	Security services
World Ace Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Indirect:					
Ackerley Estates Limited	Hong Kong	Ordinary	HK$20,000,000	100	Property investment
Active Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Advance Profit Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Alfaso Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Allways Success Finance Limited	Hong Kong	Ordinary	HK$10	100	Mortgage loan financing
Amply Way Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Apex Speed Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Beauty Plaza Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Bestone Limited	Hong Kong	Ordinary	HK$2	100	Property development

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Best Origin Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Better Sino Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Century Profit Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Cheer Result Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Dragon (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	Property development
e.Sino Company Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Elegant Lane Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Entertainment City Limited	Hong Kong	Ordinary	HK$4,500,000	100	Property investment
Ever Champion Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Falcon City Limited	Hong Kong	Ordinary	HK$2	100	Property development
Famous General Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Famous Palace Properties Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Far Gain Limited	Hong Kong	Ordinary	HK$10,000	100	Property investment
Firm Wise Investment Limited	Hong Kong	Ordinary	HK$10	70	Property investment
Forlink Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Fortune Garden Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Free Champion Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Full Fair Limited	Hong Kong	Ordinary	HK$2	100	Property development
Fullerton Hotels & Resorts Pte. Limited	Singapore	Ordinary	S$10,000	100	Management services
Fung Yuen Construction Company Limited	Hong Kong	Ordinary	HK$1,000,000	100	Building construction
Glenery Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Global Honest Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
Globaland Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Golden Leaf Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Grand Creator Investment (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary	US$10	60	Investment holding
Grand Creator Investment Limited	Hong Kong	Ordinary	HK$2	60	Property trading
Grand Empire Investment Limited (formerly known as "Fo Tan Construction Consultant Limited")	Hong Kong	Ordinary	HK$2	100	Project management
Grandeal Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property trading
Great Land (HK) Limited	Hong Kong	Ordinary	HK$1,000,000	100	Property trading and investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
***Indirect:** (Continued)*					
Handsome Lift Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Hang Hau Station (Project Management) Limited	Hong Kong	Ordinary	HK$2	60	Project management
Hang Hau Station Construction Limited	Hong Kong	Ordinary	HK$2	60	Building construction
Harvestrade Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Hickson Limited	Hong Kong	Ordinary	HK$20	100	Property investment
High Elite Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
High Elite Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Bird Development Limited	Hong Kong	Ordinary	HK$100,000	100	Property trading and investment
Jade Line Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Mate Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Pine Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Jade Queen Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
King Century Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Kingdom Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Land Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
***Indirect:** (Continued)*					
Lucky Fortress Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Mackey Limited	Hong Kong	Ordinary	HK$100	100	Property trading
Mander Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Mass Success Limited	Hong Kong	Ordinary	HK$1,000	100	Property trading
Morbest Profits Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Multipurpose Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Ocean Treasure (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	Property development
Octerworth Enterprises Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Orient Harvest International Limited	Hong Kong	Ordinary	HK$2	100	Property development
Pacific Elite Limited	Hong Kong	Ordinary	HK$2	100	Financing
Parason Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Peace Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Perfect Sun Properties Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Pioneer Parking Limited	Hong Kong	Ordinary	HK$2	100	Carpark operation

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Precious Land Pte. Limited	Singapore	Ordinary	S$2	100	Property investment
Precious Treasure Pte Ltd	Singapore	Ordinary	S$20,000,000	100	Hotel operation and property investment
Premium Living Limited	Hong Kong	Ordinary	HK$2	100	Premium living services
Pridegate (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Prime Harvest (Administration Services) Limited	Hong Kong	Ordinary	HK$2	100	Consultant services provider
Prime Harvest Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Primewin Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Rankchief Company Limited	Hong Kong	Ordinary	HK$200	100	Property trading
Real Maker Development Limited	Hong Kong	Ordinary	HK$200,000	90	Property investment
Regent Profit Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Region One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Residence Oasis Finance Company Limited	Hong Kong	Ordinary	HK$2	60	Mortgage loan financing
Rich Tact International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Richtune Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Saky Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Salia Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Shine Harvest International Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sidak Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Silver Palm Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Silver Target Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sino Land Finance Limited	Hong Kong	Ordinary	HK$2	100	Deposit placing
Sino Land (Guangzhou) Company Limited *(Note i)*	PRC	Registered	US$3,200,000	100	Property development
Sino Land (Zhangzhou) Company Limited *(Note i)*	PRC	Registered	HK$94,150,000	100	Property development
Sino Land Investment (Holdings) Ltd.	Cayman Islands/ Hong Kong	Ordinary	US$6,000,000	100	Investment holding
Standard Union Investment Limited	Hong Kong	Ordinary	HK$2	100	Share investment
Success One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunny Force Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Super One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunrise Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Ten Treasure Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property development
Thousand Growth Development Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Timeshare Development (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Trans China Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Triple Reach International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Triumph One Limited	Hong Kong	Ordinary	HK$10,000	100	Property trading and investment
Union Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Vasilon Pte Ltd	Singapore	Ordinary	S$2	100	Investment holding
Weiland Development Company Limited	Hong Kong	Ordinary	HK$33,140,000	100	Property investment
Wendia Limited	Hong Kong	Ordinary	HK$20	100	Property investment
Wicorp Development Limited	Hong Kong/ PRC	Ordinary	HK$2	100	Property trading
Will Glory Company (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Win Harvest (HK) Limited	Hong Kong	Ordinary	HK$2	100	Property development
Wingreat International Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investments
Wise Century Limited	Hong Kong	Ordinary	HK$2	100	Property development

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

48. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company %	Principal activities
Indirect: *(Continued)*					
Wise Mate Limited	Hong Kong	Ordinary	HK$2	100	Property development
World Empire Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

Notes:

(i) Sino Land (Guangzhou) Company Limited and Sino Land (Zhangzhou) Company Limited are wholly foreign owned enterprises established in the PRC.

(ii) Except for the convertible bonds disclosed in Note 34, none of the subsidiaries had any debt securities outstanding at the end of the year.

49. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of all associates will be of excessive length and therefore the following list contains only the particulars of associates at 30th June, 2006, which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company			Principal activities
			Directly %	Indirectly %	Total %	
Asian Success Investments Limited	Hong Kong	Ordinary	–	33.3	33.3	Property trading
Astoria Estate Management Company Limited	Hong Kong	Ordinary	–	50	50	Building management
Benefit Bright Limited	Hong Kong	Ordinary	–	42.5	42.5	Property trading and investment
Best Profit Limited	Hong Kong	Ordinary	–	50	50	Property development
Better Chief Limited	Hong Kong	Ordinary	50	–	50	Property investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

49. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company Directly %	Indirectly %	Total %	Principal activities
Beverhill Limited	Hong Kong	Ordinary	–	20	20	Property investment
Boatswain Enterprises Limited	Hong Kong	Ordinary	–	20	20	Property investment
Brisbane Trading Company Limited	Hong Kong	Ordinary and non-voting deferred	–	50	50	Property trading
Cheer City Properties Limited	Hong Kong	Ordinary	–	20	20	Property investment
C.H.K.C. Building Management Limited	Hong Kong	Ordinary	–	25	25	Building management
Cosmos Door Limited	Hong Kong	Ordinary	–	50	50	Property investment
Credit World Limited	Hong Kong	Ordinary	–	20	20	Property trading
Direct Win Development Limited	Hong Kong	Ordinary	–	33.3	33.3	Property trading
Dramstar Company Limited	Hong Kong	Ordinary	–	22	22	Property trading
Empire Funds Limited	Hong Kong	Ordinary	–	50	50	Property trading
Eternal Honest Finance Company Limited	Hong Kong	Ordinary	–	50	50	Mortgage loan financing
Famous Empire Finance Limited	Hong Kong	Ordinary	–	40	40	Mortgage loan financing
Famous Empire Properties Limited	Hong Kong	Ordinary	–	40	40	Property trading and investment
Finedale Industries Limited	Hong Kong	Ordinary	–	33.3	33.3	Property investment
Gloryland Limited	Hong Kong	Ordinary	–	33.3	33.3	Property investment
Golden Famous International Limited	Hong Kong	Ordinary	–	25	25	Property trading
Grace Sign Limited	Hong Kong	Ordinary	–	30	30	Property trading
Grand Palisades Finance Company Limited	Hong Kong	Ordinary	–	20	20	Mortgage loan financing

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

49. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company Directly %	Indirectly %	Total %	Principal activities
Greenroll Limited	Hong Kong	Ordinary	–	30	30	Hotel operation
Harvest Sun Limited	Hong Kong	Ordinary	–	30	30	Property trading and investment
Hua Qing Holdings Pte Ltd	Singapore	Ordinary	–	20	20	Investment holding
Island Resort Estate Management Company Limited	Hong Kong	Ordinary	–	40	40	Building management
Lead Bright Finance Limited	Hong Kong	Ordinary	–	20	20	Mortgage loan financing
Lead Bright Limited	Hong Kong	Ordinary	–	20	20	Property trading
Million Success Limited	Hong Kong	Ordinary	–	25	25	Property investment
More Treasure Company Limited	Hong Kong	Ordinary	–	25	25	Property investment
Murdoch Investments Inc.	Republic of Panama/ Hong Kong	Ordinary	–	45	45	Property investment
Olympian City 1 (Project Management) Limited	Hong Kong	Ordinary	–	30	30	Project management
Olympian City 2 (Project Management) Limited	Hong Kong	Ordinary	–	42.5	42.5	Project management
Olympian City 2 Finance Company Limited	Hong Kong	Ordinary	–	50	50	Mortgage loan financing
Prime Force Limited	Hong Kong	Ordinary	–	50	50	Property trading
Pui Hay Enterprises Limited	Hong Kong	Ordinary	–	50	50	Property trading
Rich Century Investment Limited	Hong Kong	Ordinary	50	–	50	Property investment

NOTES TO THE FINANCIAL STATEMENTS *(Continued)*

For the year ended 30th June, 2006

49. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company Directly %	Indirectly %	Total %	Principal activities
Silver Link Investment Limited	Hong Kong	Ordinary	–	40	40	Property trading and investment
Sino Parking Services Limited	Hong Kong	Ordinary	50	-	50	Carpark operation
Sino Real Estate Agency Limited	Hong Kong	Ordinary	50	–	50	Real estate agency
Tat Lee Construction Company Limited	Hong Kong	Ordinary	25	–	25	Building construction
Union Empire Limited	Hong Kong	Ordinary	–	50	50	Property development
Victory World Finance Limited	Hong Kong	Ordinary	–	50	50	Mortgage loan financing
Victory World Limited	Hong Kong	Ordinary	–	50	50	Property trading and investment
Wide Harvest Investment Limited	Hong Kong	Ordinary	–	25	25	Property investment
Win Chanford Enterprises Limited	Hong Kong	Ordinary	5	45	50	Property investment
深圳中海信和地產開發有限公司	PRC	Registered	–	50	50	Property development and trading
中海信和(成都)物業發展有限公司	PRC	Registered	–	20	20	Property development

DISCLOSURE PURSUANT TO RULE 13.22 OF THE LISTING RULES

In accordance with Rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

	At 30th June, 2006 ***HK$***	At 30th June, 2005 *HK$*
The Group' share of total indebtedness of its affiliated companies		
Bank loans	**3,929,683,782**	2,348,281,538
Other loans	**137,700,000**	186,300,000
	4,067,383,782	2,534,581,538
Advances from the Group	**9,188,411,604**	8,561,001,177
	13,255,795,386	11,095,582,715
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	**–**	–
Contracted but not provided for	**152,273,820**	210,399,472
	152,273,820	210,399,472
The Group's share of contingent liabilities of its affiliated companies	**131,021,000**	123,501,000

Note: "Affiliated companies" mentioned above refers to associates of the Group.

MAJOR PROPERTIES HELD BY THE GROUP

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
HONG KONG							
1. No. 1 Chatham Path Mid-levels, Hong Kong	2072	100.0%	–	7,800	R	Completed	Existing
2. 20-24 Staunton Street Central, Hong Kong	2844	100.0%	3,313	22,098 8,283 30,381	R C	Completed	Existing
3. 38 Repulse Bay Road Hong Kong	2084	100.0%	16,716	15,000	R	Completed	Existing
4. 148 Electric Road North Point, Hong Kong	2047	100.0%	13,160	197,400	C	Completed	Existing
5. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong	2047	100.0%	17,122	82,260	R	Completed	Existing
6. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong	2047	10.0%	77,824	140,000	C	Completed	Existing
7. The Centrium 60 Wyndham Street, Central, Hong Kong	2047	70.0%	17,061	179,138	C	Completed	Existing
8. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong	2047	30.0%	–	165,506	H	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
HONG KONG							
9. Harbour Centre Harbour Road & Fleming Road, Hong Kong	2128	16.7%	32,626	40,167	C	Completed	Existing
10. Hollywood Centre 233 Hollywood Road, Hong Kong	2128	50.0%	6,706	44,988	C	Completed	Existing
11. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	75,676 53,602* 129,278 * 480 carparks	C P	Completed	Existing
12. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong	2047	100.0%	7,818	119,298	C	Completed	Existing
13. One Capital Place 18 Luard Road, Wan Chai, Hong Kong	2127	100.0%	5,315	73,443	C	Completed	Existing
14. Pacific Palisades 1 Braemar Hill Road, Hong Kong	2047	20.0%	165,550	93,550	R	Completed	Existing
15. Pacific Plaza 418 Des Voeux Road West, Hong Kong	2860	100.0%	9,450	164,460	C	Completed	Existing
16. 15 Shek O Headland Hong Kong	2047	100.0%	2,970	2,228	R	Completed	Existing
17. 25/F United Centre Queensway, Hong Kong	2128	50.0%	–	10,225	C	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
18. No. 1 Hung To Road Kwun Tong, Kowloon	2047	33.3%	60,970	180,915	I	Completed	Existing
19. The Astrid 180 Argyle Street, Kowloon	2047	100.0%	61,118	17,467	R	Completed	Existing
20. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon	2038	100.0%	5,413	65,550	C	Completed	Existing
21. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon	2135	25.0%	165,334	359,433	C	Completed	Existing
22. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon	2047	100.0%	21,745	155,910	I	Completed	Existing
23. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,394	114,334	I	Completed	Existing
24. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon	2047	100.0%	18,783	225,396	C	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
25. Hong Kong Pacific Centre, 28 Hankow Road, Tsim Sha Tsui, Kowloon	2039	100.0%	18,028	232,606	C	Completed	Existing
26. Kent Court, 137 Boundary Street, Kowloon	2047	100.0%	–	3,072	R	Completed	Existing
27. Kwun Tong Harbour Plaza, 182 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	31,018	156,770 198,758* 355,528 * 474 carparks	C P	Completed	Existing
28. Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	25,995	941 192,694* 193,635 * 366 carparks	C P	Completed	Existing
29. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon	2047	30.0%	712,614	41,979	C	Completed	Existing
30. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	217,297	C	Completed	Existing
31. Omega Plaza, 32 Dundas Street, Kowloon	2047	100.0%	5,385	80,775	C	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
32. One SilverSea 18 Hoi Fai Road, Kowloon	2052	100.0%	112,484	112,483	C	Completed	Existing
33. Parmanand House 51-52 Haiphong Road, Kowloon	2863	100.0%	1,800	18,043	C	Completed	Existing
34. Po Hing Centre 10 Wang Chiu Road, Kowloon Bay, Kowloon	2047	50.0%	29,063	122,850	I	Completed	Existing
35. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,370	114,103	I	Completed	Existing
36. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	2047	50.0%	68,986	413,915	C	Completed	Existing
37. Sunshine Plaza Shopping Arcade, 17 Sung On Street, Hung Hom, Kowloon	2047	100.0%	26,598	58,887	C	Completed	Existing
38. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon	2127	45.0%	42,835	231,309	C	Completed	Existing
39. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	21,110	238,187	I/O	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
40. Yau Tong Industrial City 17 Ko Fai Road, Yau Tong, Kowloon	2047	90.0%	100,580	464,627	I	Completed	Existing
NEW TERRITORIES							
41. Avon Park Shopping Mall, 15 Yat Ming Street, Fanling, New Territories	2047	100.0%	145,649	101,980	C	Completed	Existing
42. Golden Plaza 28 Shui Che Kwun Street, Yuen Long, New Territories	2047	100.0%	21,420	32,178 173,571* 205,749 * 438 carparks	C P	Completed	Existing
43. Grand Regentville Shopping Arcade, 9 Wo Mun Street, Fanling, New Territories	2049	100.0%	131,448	71,462 148,292* 219,754 * 415 carparks	C P	Completed	Existing
44. Mansfield Industrial Centre 19 Hong Yip Street, Tung Tau, Yuen Long, New Territories	2047	100.0%	52,582	111,253	I	Completed	Existing
45. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories	2047	100.0%	64,261	57,316	C	Completed	Existing
46. Oceania Heights Shopping Mall, 2 Hoi Chu Road, Tuen Mun, New Territories	2052	100.0%	65,552	29,082	C	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
NEW TERRITORIES							
47. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories	2047	100.0%	26,522	84,988 166,976* 251,964 * 116 carparks	I P	Completed	Existing
48. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories	2047	100.0%	20,376	20,401 173,267* 193,668 * 450 carparks	C P	Completed	Existing
49. Rosedale Gardens Shopping Arcade, 133 Castle Peak Road, Tuen Mun, New Territories	2047	100.0%	29,956	35,213	C	Completed	Existing
50. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories	2047	100.0%	38,234	268,798 93,691* 362,489 * 268 carparks	C P	Completed	Existing
51. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories	2047	100.0%	45,273	39,668 87,102* 126,770 * 261 carparks	C P	Completed	Existing
52. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories	2047	100.0%	17,362	170,570	I	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
NEW TERRITORIES							
53. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories	2047	100.0%	262,715	853,553 157,335* 1,010,888 * 525 carparks	C P	Completed	Existing
54. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories	2047	40.0%	69,428	22,772	C	Completed	Existing
PEOPLE'S REPUBLIC OF CHINA							
55. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai	2044 2046	19.0%	163,624	255,977	C	Completed	Existing
OVERSEAS- SINGAPORE							
56. The Fullerton Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore	2096	100.0%	232,115	466,423 80,433 546,856	H C	Completed	Existing
Properties held for sales							
HONG KONG							
1. Far East Finance Centre 16 Harcourt Road, Hong Kong	2130	19.1%	34,595	9,869	C	Completed	Existing
2. Island Resort 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	26,208	R	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
KOWLOON							
3. Central Park 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	6,009	R	Completed	Existing
4. Caldecott Hill 2 Caldecott Road, Piper's Hill, Kowloon	2051	33.3%	35,490	5,998	R	Completed	Existing
5. Chevalier Commercial Centre Wang Hoi Road, Kowloon Bay, Kowloon	2047	33.3%	44,350	12,168	C	Completed	Existing
6. Hewlett Centre 54 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	38,000	15,099	I	Completed	Existing
7. Kowloon Plaza 485 Castle Peak Road, Cheung Sha Wan, Kowloon	2047	100.0%	19,375	25,702	I	Completed	Existing
8. Metro Centre 32 Lam Hing Street, Kowloon Bay, Kowloon	2047	100.0%	27,125	18,395	I	Completed	Existing
9. Mount Beacon 20 Cornwall Street, Kowloon Tong, Kowloon	2052	33.3%	158,231	54,848	R	Completed	Existing
10. One SilverSea 18 Hoi Fai Road, Kowloon	2052	100.0%	112,484	182,800	R	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
KOWLOON							
11. Pan Asia Centre 137 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	5,760	66,512	I	Completed	Existing
12. Parc Palais 18 Wylie Road, King's Park, Kowloon	2050	30.0%	387,569	23,645	R	Completed	Existing
13. Park Avenue 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	42.5%	708,577	4,972	R	Completed	Existing
14. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon	2047	50.0%	17,280	103,576	I	Completed	Existing
NEW TERRITORIES							
15. Lincoln Centre 20 Yip Fung Street, On Lok Tsuen, Fanling, New Territories	2047	100.0%	21,163	61,144	I	Completed	Existing
16. Poly Centre 26 On Lok Tsuen, Fanling, New Territories	2047	100.0%	18,191	10,430	I	Completed	Existing
17. Raleigh Centre 25 On Lok Tsuen, Fanling, New Territories	2047	100.0%	10,194	8,386	I	Completed	Existing
18. The Royal Oaks 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	2047	100.0%	484,375	160,582	R	Completed	Existing

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
NEW TERRITORIES							
19. Sea Crest Terrace Mui Wo, Lantau Island, New Territories	2047	100.0%	7,976	800 7,498 8,298	R C	Completed	Existing
20. St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	2050	100.0%	247,281	98,909	R	Completed	Existing
21. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories	2047	100.0%	20,000	15,468	I	Completed	Existing
Properties under development							
HONG KONG							
1. 256 Hennessy Road Wan Chai, Hong Kong Hong Kong Inland Lot No. 2769	2127	100.0%	4,791	71,862	C	Foundation works in progress	October 2007
2. 53 Conduit Road Hong Kong The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613	2065	100.0%	25,090	64,272	R	Planning stage	October 2008

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
KOWLOON							
3. 464-474 Castle Peak Road Shum Shui Po, Kowloon New Kowloon Inland Lot No. 1175-1177	2047	100.0%	6,449	49,356 9,672 59,028	R C	Superstructure works in progress	July 2007
4. 305 Castle Peak Road Shum Shui Po, Kowloon New Kowloon Inland Lot No. 939	2047	100.0%	7,200	54,242 10,800 65,042	R C	Foundation completed	August 2007
5. Fuk Wing Street and Fuk Wa Street Sham Shui Po – Project K26, Kowloon New Kowloon Inland Lot No. 6425	2054	100.0%	14,895	111,709 22,335 134,044	R C	Foundation completed	January 2008
6. Junction of Sheung Yuet Road and Wang Chiu Road Kowloon Bay, Kowloon New Kowloon Inland Lot No. 6310	2055	100.0%	50,752	609,027	C	Foundation works in progress	July 2008
7. Junction of Hoi Wang Road and Hoi Ting Road Kowloon Kowloon Inland Lot No. 11167	2055	50.0%	66,510	216,156 33,255 249,411	R C	Foundation works in progress	December 2008
8. Hoi Ting Road Kowloon Kowloon Inland Lot No. 11168	2055	50.0%	79,621	258,765 39,810 298,575	R C	Foundation works in progress	December 2008

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
NEW TERRITORIES							
9. Vision City 1 Yeung Uk Road, Tsuen Wan, New Territories Tsuen Wan Town Lot No. 398	2052	100.0%	207,659	1,156,053 245,419 1,401,472	R C	Superstructure works in progress	December 2006
10. Ho Tung Lau (site A) Fo Tan, Shatin, New Territories Shatin Town Lot No. 470	2053	100.0%	287,258	1,301,355 21,528 1,322,883	R C	Foundation works in progress	March 2008
11. Kwu Tung Sheung Shui, New Territories Lot No. 2596 in DD92	2054	100.0%	61,032	23,638	R	Demolition works completed	April 2008
12. Ma Wo Tai Po, New Territories Tai Po Town Lot No. 179	2055	100.0%	63,603	114,486	R	Foundation works in progress	May 2008
13. Yeung Uk Road Tsuen Wan, New Territories Tsuen Wan Town Lot No. 394	2054	100.0%	77,823	288,160 191,568 479,728	R C	Basement excavation works in progress	July 2008
14. KCR Wu Kai Sha Station Development Shatin, New Territories Shatin Town Lot No. 530	2055	100.0%	367,601	1,815,349 43,056 1,858,405	R C	Foundation works in progress	August 2008

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
PEOPLE'S REPUBLIC OF CHINA							
15. One HoneyLake Xiangmei Road, Futian, Shenzhen, Shenzhen Lot No. B303-0041	2073	50.0%	1,006,898	455,525	R	Superstructure works in progress	December 2006
16. Greenfields No 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	2054	100.0%	53,131	286,863 14,931 12,861 314,655	R C P	Superstructure works in progress	June 2007
17. Horizon Mansion East of Gia Hor Lu & South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4	2059 2039	100.0%	44,118	118,217 12,790 131,007	R C	Foundation works in progress	August 2007
18. Astoria Court West Side of Gia Hor Lu & North of Xung Bor Zhong Lu, Xiamen Lot No. 89-C2	2059 2039	100.0%	33,188	116,983 20,530 137,513	R C	Foundation works in progress	October 2007
19. Sino International Plaza Wu Xi Lu, Fuzhou	2059	100.0%	58,126	627,950	C	Foundation completed	January 2008
20. Paragon Gia Hor Lu, South-East Side of Lu Ling Lu, Xiamen Lot No. 90-C5, C6	2060 2040	100.0%	113,904	467,848 45,213 513,061	R C	Site investigation	April 2008

MAJOR PROPERTIES HELD BY THE GROUP *(Continued)*

Dated at 30th June, 2006

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
PEOPLE'S REPUBLIC OF CHINA							
21. Lakeside Plaza Hu Bien Bei Lu, Xiamen Lot No. 88-C5	2058 2038	100.0%	64,882	507,334	R	Planning stage	July 2008
22. Chengdu International Community Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	2074 2044	20.0%	14,253,628	2,187,919 144,236 38,750 2,370,905	R C H	Foundation works in progress	December 2010
23. Kaisawangchao at East, Zhanghua Lu at South, DongLinghao Lu at West & Zhangxiang Lu at North, Zhangzhou, Fujian Province, 2004G12	2075 2045	100.0%	1,004,199	5,118,234 193,750 5,311,984	R C	Planning stage	December 2014

Note :
- *C* : *Commercial*
- *R* : *Residential*
- *I* : *Industrial*
- *I/O* : *Industrial/Office*
- *H* : *Hotel*
- *P* : *Multi-storey carpark*

Sino Land Company Limited

Proxy Form for use at the Annual General Meeting

(or at any adjournment thereof)

I/We [(Note 1)] ______________________________

of ______________________________

being the registered holder(s) of [(Note 2)] ______________________________

ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or [(Note 3)] ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Thursday, the 16th day of November, 2006 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

	For [(Note 4)]	Against [(Note 4)]
1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2006.		
2. To declare a final dividend of HK$0.3 per ordinary share with an option for scrip dividend.		
3. (i) To re-elect Mr. Robert Ng Chee Siong as Director.		
(ii) To re-elect Dr. Allan Zeman, GBS, JP as Director.		
(iii) To re-elect Mr. Yu Wai Wai as Director.		
(iv) To authorise the Board to fix the Directors' remuneration.		
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and to authorise the Board to fix their remuneration.		
5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).		
(ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).		
(iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).		

Dated ______________________ Signature [(Note 5)] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.
10. At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

www.sino-land.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Sino Land Company Limited**, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

(1) General Mandates to Repurchase Shares and to Issue Shares

(2) Proposed Re-election of Directors

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 16th November, 2006 (the "Annual General Meeting") is contained in the 2006 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2006 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

16th October, 2006

CONTENTS

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong

(# Non-executive Director)
(Independent Non-executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

16th October, 2006

To the shareholders

Dear Sir or Madam,

(1) General Mandates to Repurchase Shares and to Issue Shares
(2) Proposed Re-election of Directors

1. Introduction

At the last annual general meeting of the Company held on 17th November, 2005, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 16th November, 2006 ("Annual General Meeting") unless renewed at that meeting.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares and the re-election of Directors.

2. General Mandate to Repurchase Shares

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I hereto.

3. General Mandate to Issue Shares

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution ("the Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

4. Directors Proposed to be Re-elected

In accordance with Article 103 of the Articles of Association of the Company, the Directors retiring by rotation at the Annual General Meeting are Mr. Robert Ng Chee Siong, Dr. Allan Zeman and Mr. Yu Wai Wai who, being eligible, offer themselves for re-election.

Under the service contract between the Company and each of the Executive Directors, Mr. Robert Ng Chee Siong and Mr. Yu Wai Wai, there is no fixed term of office for these Executive Directors but they are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association.

The Independent Non-executive Director Dr. Allan Zeman does not have a service contract with the Company other than a letter of appointment pursuant to which his term of office is for the period of three years from 1st July, 2005, subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association.

The emoluments of the Executive Directors are to be determined by the Remuneration Committee with reference to their duties, responsibilities and performance and the results of the Group. The directors' fees are fixed by the Board of Directors pursuant to the authority granted by the shareholders at annual general meetings. The amount of emoluments paid or payable for the year ended 30th June, 2006 to each of the Directors who stand for re-election at the Annual General Meeting are set out in Note 13 to the Financial Statements at page 113 in the Company's 2006 Annual Report.

Other biographical details of each of the Directors who stand for re-election at the Annual General Meeting, as required by Rule 13.51(2) of the Listing Rules as at 6th October, 2006 (the latest practicable date prior to the printing of this circular), are set out below to enable the shareholders to make informed decision on their re-election.

Mr. Robert Ng Chee Siong, aged 54, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 30 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited, the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited. In addition, he is a Director of Yeo Hiap Seng Limited, which is listed in Singapore, and an Independent Non-executive Director of The Hongkong and Shanghai Hotels, Limited and a Non-executive Director of SCMP Group Limited. Mr. Ng is the father of Mr. Daryl Ng Win Kong, an Executive Director of the Company and the son of the substantial shareholder Mr. Ng Teng Fong.

Save as disclosed herein, Mr. Ng does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest in 122,035 shares and spouse interest in 2,611,065 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Ng that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Dr. Allan Zeman, GBS, JP, aged 58, an Independent Non-executive Director of the Company since September 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He is also an Independent Non-executive Director of Tsim Sha Tsui Properties Limited. After spending more than 36 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of the Tourism Strategy Group for the Hong Kong Tourism Commission, the Business Facilitation Advisory Committee, the Commission on Strategic Development to serve on Economic Development and Economic Cooperation with Mainland and the Consultative Committee on the Core Arts & Cultural Facilities of the West Kowloon Cultural District. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Hong Kong Arts Festival, the Hong Kong Community Chest and the Urban Renewal Authority. Dr. Zeman is a Director of The "Star" Ferry Company, Limited and an Independent Non-executive Director of Pacific Century Premium Developments Limited and The Link Management Limited. Dr. Zeman is also a Director of Wynn Resorts, Limited, a listed company in USA.

Save as disclosed herein, Dr. Zeman does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Dr. Zeman does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Dr. Zeman that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Yu Wai Wai, aged 46, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, quality management, construction site management and cost management. He joined the Company in 1992 and is the director of a number of subsidiaries and associated companies of the Company.

Save as disclosed herein, Mr. Yu does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Yu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Yu that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

5. Annual General Meeting

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate and the Share Issue Mandate.

The notice convening the Annual General Meeting is contained in the 2006 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2006 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

Your right to demand a poll on the resolutions proposed at the Annual General Meeting is set out in Appendix II to this circular. The Chairman of the Annual General Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the resolutions to be proposed at the Annual General Meeting to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

The Company will publish an announcement in newspapers of the results of the voting by poll at the Annual General Meeting on the business day following the Annual General Meeting.

6. Recommendation

The Directors believe that the Share Repurchase Mandate and the Share Issue Mandate are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Robert NG Chee Siong
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Listing Rules

The Listing Rules permit companies whose primary listing are on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

2. Share Capital

As at 6th October, 2006 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 4,303,497,494 Shares of HK$1.00 each. On the basis of such figure, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 430,349,749 Shares, representing 10% of the issued share capital of the Company, subject to adjustment of any further shares issued or cancelled on repurchases after 6th October, 2006 and up to the date of the Annual General Meeting.

3. Reasons for Repurchases

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. Funding of Repurchases

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2006 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

5. Disclosure of Interest

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

6. Undertaking of Directors

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

7. Share Prices

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2005		
October	9.95	8.50
November	9.35	8.00
December	9.80	9.15
2006		
January	10.85	9.35
February	11.80	10.40
March	11.95	10.85
April	13.10	11.20
May	14.00	11.35
June	12.60	10.55
July	13.50	11.85
August	13.46	12.40
September	13.90	12.74

8. Effect of the Takeovers Code

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 6th October, 2006 (being the latest practicable date prior to the printing of this circular), Mr. NG Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a 71.74% controlling interest, in approximately 56.13% of the issued share capital of the Company. Since Mr. NG Teng Fong, his associates and his concert parties hold more than 50% of the issued share capital of the Company, any increase in their holdings, including the exercise in full of the power to repurchase Shares under the Share Repurchase Mandate, will not incur any obligation under Rule 26 of the Takeovers Code to make a general offer. The Directors are not aware of any consequences which may arise under Rules 26 and 32 of the Takeovers Code or such that the public float of the Company's shares will be reduced to less than 25% as a result of any purchases made under the Share Repurchase Mandate.

9. Share Purchases made by the Company

In the six months preceding the date of this circular, the Company had repurchased its Shares on the Stock Exchange as follows:

Date of Repurchases	Number of Shares	Price per Share Highest HK$	Lowest HK$
25th April, 2006	936,000	12.75	12.60
28th April, 2006	1,604,000	12.90	12.80
8th May, 2006	2,160,000	13.90	13.60
9th May, 2006	3,726,000	13.60	12.85
10th May, 2006	3,058,000	13.00	12.65
11th May, 2006	1,448,000	12.80	12.55
12th May, 2006	1,966,000	12.55	12.40
15th May, 2006	988,000	12.35	12.05
16th May, 2006	1,104,000	12.20	12.10
19th May, 2006	1,172,000	12.10	12.00
22nd May, 2006	3,196,000	12.10	11.55
24th May, 2006	1,602,000	11.85	11.70
25th May, 2006	2,376,000	11.60	11.35
29th May, 2006	556,000	12.10	12.00
30th May, 2006	2,600,000	12.00	11.80
1st June, 2006	2,024,000	11.70	11.40
26th June, 2006	524,000	11.40	11.25
27th June, 2006	388,000	11.40	11.30
28th June, 2006	244,000	11.20	11.10
27th September, 2006	620,000	13.68	13.38
3rd October, 2006	1,506,000	13.60	13.46
5th October, 2006*	1,186,000	13.76	13.64
	34,984,000		

* pending delivery of share certificates for cancellation

Save as disclosed above, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding 6th October, 2006 (being the latest practicable date prior to the printing of this circular).

According to existing Article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Share Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

根據現有細則第74條，於每次股東大會提呈會議表決之決議案將以舉手投票方式表決；除非（在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時）經正式要求以按股數投票表決，有關要求可由下述任何一方提出：

(i) 大會主席；或

(ii) 至少三名親身或其委任代表出席並當時有權於會上投票之股東；或

(iii) 一名或多名親身或其委任代表出席並佔總數不少於所有有權於會上投票之股東之總投票權十分之一之股東；或

(iv) 一名或多名親身或其委任代表出席並持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股東實繳股款總額十分之一之股東。

除非要求以按股數投票表決及不予撤回，否則主席宣佈決議案經舉手投票通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

此通函（英文及中文版）（「通函」）已於本公司網頁http://www.sino-land.com登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格）以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司之股票登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改其對有關公司通訊之收取方式（印刷方式或透過本公司網頁之電子方式）及／或語言版本之選擇。

九、 本公司購回股份事宜

在本通函日期之前六個月內，本公司於聯交所購回之股份詳情如下：

購回日期	股份數目	每股購回價 最高 *港元*	每股購回價 最低 *港元*
二零零六年四月二十五日	936,000	12.75	12.60
二零零六年四月二十八日	1,604,000	12.90	12.80
二零零六年五月八日	2,160,000	13.90	13.60
二零零六年五月九日	3,726,000	13.60	12.85
二零零六年五月十日	3,058,000	13.00	12.65
二零零六年五月十一日	1,448,000	12.80	12.55
二零零六年五月十二日	1,966,000	12.55	12.40
二零零六年五月十五日	988,000	12.35	12.05
二零零六年五月十六日	1,104,000	12.20	12.10
二零零六年五月十九日	1,172,000	12.10	12.00
二零零六年五月二十二日	3,196,000	12.10	11.55
二零零六年五月二十四日	1,602,000	11.85	11.70
二零零六年五月二十五日	2,376,000	11.60	11.35
二零零六年五月二十九日	556,000	12.10	12.00
二零零六年五月三十日	2,600,000	12.00	11.80
二零零六年六月一日	2,024,000	11.70	11.40
二零零六年六月二十六日	524,000	11.40	11.25
二零零六年六月二十七日	388,000	11.40	11.30
二零零六年六月二十八日	244,000	11.20	11.10
二零零六年九月二十七日	620,000	13.68	13.38
二零零六年十月三日	1,506,000	13.60	13.46
二零零六年十月五日*	1,186,000	13.76	13.64
	34,984,000		

*　尚待交付股票予以註銷

除上述所披露外，在二零零六年十月六日(本通函付印前之最後實際可行日期)之前六個月內，本公司並無購回任何本公司之股份(無論在聯交所或以其他方式進行)。

七、股份價格

股份於過去十二個月期間每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	最低
	港元	*港元*
二零零五年		
十月	9.95	8.50
十一月	9.35	8.00
十二月	9.80	9.15
二零零六年		
一月	10.85	9.35
二月	11.80	10.40
三月	11.95	10.85
四月	13.10	11.20
五月	14.00	11.35
六月	12.60	10.55
七月	13.50	11.85
八月	13.46	12.40
九月	13.90	12.74

八、收購守則之影響

倘根據股份購回授權行使權力購回股份而導致一位股東佔本公司投票權益比例有所增加，按照香港公司收購及合併守則(「收購守則」)第32條，此項增加將被視作一項收購行動。因此，若一位或多位一致行動之股東因此而取得或鞏固其於本公司之控制權，便須遵照收購守則第26及32條提出強制收購建議。

於二零零六年十月六日(本通函付印前之最後實際可行日期)，黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司71.74%控制權益而被視為擁有合共約本公司已發行股本之56.13%。由於黃廷方先生、其聯繫人士及與其一致行動人士共持有超過本公司已發行股本之50%，彼等任何股權增加(包括根據股份購回授權全面行使權力購回股份所致)，並不會引致收購守則第26條所指而須向股東提出全面收購建議之責任。董事會並未知悉任何按股份購回授權進行之購回後，將會引致收購守則第26及32條所指之任何後果或本公司股份之公眾持股量低於25%。

四、 購回之資金

任何購回所需之資金將由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零六年六月三十日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士（按上市規則之定義）通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

本附錄乃根據上市規則之規定作為説明函件，向 閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

一、 上市規則

上市規則准許在香港聯合交易所有限公司(「聯交所」)作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

(甲) 股東批准

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准，該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

(乙) 資金來源

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

二、 股本

本公司於二零零六年十月六日(本通函付印前之最後實際可行日期)之已發行股本為每股面值1.00港元股份4,303,497,494股。根據上述數字，本公司按股份購回授權將獲准購回最多不超過430,349,749股之股份，相等於本公司已發行股本百分之十，惟可購回股份數目須就在二零零六年十月六日後直至股東週年大會召開日期間止所發行或註銷之購回股份予以調整。

三、 購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回(視乎當時市場情況及融資安排而定)可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

余惠偉先生，46歲，自二零零三年一月獲委任為本公司執行董事。余先生乃香港建築師學會會員、註冊建築師及政府認可人士(建築師)，於設計、項目管理、品質管理、建築地盤管理及成本管理方面具豐富經驗。余先生於一九九二年加入本公司，並為本公司一些附屬公司及聯營公司之董事。

除以上所披露者外，余先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。余先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選余先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

5. 股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權。

召開股東週年大會之通告已載於本公司之二零零六年年報內。請各股東細閱通告並將二零零六年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

閣下於股東週年大會上就各項決議案要求按股數投票表決之權利已載於本通函附錄二。於股東週年大會上，大會主席將行使本公司組織章程細則第74條賦予之權力，就各項將於股東週年大會上提呈之決議案進行按股數投票表決。於按股數投票時，每位親自出席之股東或其委任代表，可按股數獲得一股一票的投票權。

本公司將於股東週年大會後之營業日在報章發表股東週年大會按股數投票表決結果之公佈。

6. 推薦意見

董事會認為股份購回授權及股份發行授權均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦　閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
黃志祥
謹啟

二零零六年十月十六日

黃志祥先生，54歲，自一九八一年出任本集團執行董事及自一九九一年出任本集團主席。黃先生於一九七五年取得大律師資格。黃先生在過去30年內，活躍於香港物業投資及發展，並為本公司一些附屬公司及聯營公司之董事。黃先生出任本公司之控股公司尖沙咀置業集團有限公司主席，亦為信和酒店(集團)有限公司之主席。此外，黃先生同時擔任新加坡上市公司楊協成有限公司之董事，香港上海大酒店有限公司之獨立非執行董事及SCMP集團有限公司之非執行董事。黃先生乃本公司執行董事黃永光先生之父親及本公司主要股東黃廷方先生之兒子。

除以上所披露者外，黃先生與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。就證券及期貨條例第XV部而言，黃先生持有本公司122,035股之個人權益及2,611,065股之配偶權益。並無其他有關重選黃先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

盛智文博士，GBS，JP，58歲，自二零零四年九月出任本公司獨立非執行董事。盛博士持有加拿大The University of Western Ontario榮譽法律博士學位。他亦是尖沙咀置業集團有限公司獨立非執行董事。他在香港已定居超過36年，分別在香港及海外建立事業，涉及範疇甚廣，由地產發展、娛樂以至公共關係不等，現時擁有香港上市公司利豐有限公司的權益。盛博士現任香港著名主題公園海洋公園的主席，也是蘭桂芳控股有限公司主席。該公司是蘭桂坊的主要最終業主和發展商，而蘭桂芳是全港的熱門旅遊點之一。盛博士擔任香港旅遊事務署轄下旅遊業策略小組成員、方便營商諮詢委員會成員、為經濟發展及內地經濟合作服務的策略發展委員會成員以及西九龍文娛藝術區核心文化藝術設施諮詢委員會成員。盛博士在香港兼任多項公職，包括香港藝術節、香港公益金及市區重建局的成員。盛博士為天星小輪有限公司的董事及盈科大衍地產發展有限公司及領匯管理有限公司的獨立非執行董事。盛博士也是美國上市公司Wynn Resorts, Limited的董事。

除以上所披露者外，盛博士與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。盛博士並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選盛博士而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

2. 購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份（「股份」）最多不超過在決議案通過當日本公司已發行股本之10%（「股份購回授權」）。

根據上市規則所規定須予載述之説明函件已載於本通函之附錄一內。

3. 發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份（「股份發行授權」），並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

4. 建議選舉連任之董事

根據本公司細則第103條之規定，於股東週年大會上退任之董事為黃志祥先生、盛智文博士及余惠偉先生，而彼等均願意繼續連任。

根據本公司與執行董事黃志祥先生及余惠偉先生之服務合約，彼等於本公司並無固定任期，但須根據本公司之公司組織章程細則，於本公司股東週年大會上輪值告退及應選連任。

獨立非執行董事盛智文博士與本公司概無任何服務合約；惟彼之聘書列明彼之任期由二零零五年七月一日起為期三年，並須根據本公司之公司組織章程細則，於本公司股東週年大會上輪值告退及應選連任。

執行董事之酬金經薪酬委員會根據董事之職責、責任、表現，及本集團之業績而釐定。董事袍金由董事會依據股東於股東週年大會上所授予之權力釐定。截至二零零六年六月三十日止年度內之已付或應付予將於股東週年大會上應選連任之董事之酬金，均載列於本公司二零零六年年報第113頁財務報告書附註13。

下文根據上市規則第13.51(2)條的規定，列出股東週年大會上應選連任的董事於二零零六年十月六日（本通函付印前之最後實際可行日期）的個人資料，以協助股東就再選連任董事作出知情的決定。

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號:83)

董事:
黃志祥 *(主席)*
夏佳理,GBS, CVO, OBE, JP#
盛智文,GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光

註冊辦事處:
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

(# 非執行董事)
(獨立非執行董事)*

敬啟者:

(1) 購回股份及發行股份之一般性授權
(2) 選舉董事連任之建議

1. 緒言

於二零零五年十一月十七日舉行之本公司上屆股東週年大會上,董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則(「上市規則」)之條款,該授權除非於二零零六年十一月十六日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會(「股東週年大會」)上獲得予以延續,否則將於此大會完結時屆滿失效。

本通函旨在向　閣下提供有關一般性授權以購回股份及發行股份建議及選舉董事之資料。

目錄

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此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

(1) 購回股份及發行股份之一般性授權

(2) 選舉董事連任之建議

於二零零六年十一月十六日星期四上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司(「本公司」)之股東週年大會(「股東週年大會」)通告已載於本公司之二零零六年年報內。請各股東細閱通告，並將二零零六年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零六年十月十六日